Filed Pursuant to Rule 424(b)(4)

Registration No. 333-105638

1,250,000 Units

each unit consisting of three shares of common stock and two redeemable public warrants, each to purchase one share of common stock

This is a public offering of securities of Path 1 Network Technologies Inc. Our securities are being offered in units, each unit consisting of three shares of our common stock and two public warrants, each to purchase one share of our common stock. The public warrants will trade only as a part of a unit for 30 days following the effective date of this prospectus unless the representative of the underwriters determines that separate trading of the public warrants should occur earlier. Each public warrant will entitle its owner to purchase one share of our common stock for $5.40 per share. Each public warrant may be exercised at any time after 30 days from the effective date of this prospectus and thereafter for five years after the effective date of this prospectus unless we have redeemed them. At any time after the last reported sales price per share of our common stock as reported by the principal exchange or trading facility on which our common stock trades equals or exceeds $7.20 for five consecutive trading days, we may redeem some or all of the public warrants that have not been exercised prior to the redemption date by giving 30 days’ prior written notice and paying $0.25 per warrant.

The public offering price will be $10.80 per unit. All share and per-share information in this prospectus gives retroactive effect to a 1-for-6 reverse split of our common stock that was effective July 23, 2003.

Before this offering, our common stock traded on the Over-the-Counter Bulletin Board under the symbol “PNWT.” Upon effectiveness of this offering, our common stock, units and public warrants were listed on the American Stock Exchange under the symbols “PNO,” “PNO.u,” and “PNO.ws,” respectively.

Investing in these units involves significant risks. See “ Risk Factors” beginning on page 6 to read about factors you should consider before buying these units.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Initial public offering price	$10.80	$13,500,000
Underwriting discount	$0.81	$1,012,500
Proceeds, before expenses, to Path 1	$9.99	$12,487,500

We expect total cash expenses for this offering to be approximately $1,053,750, which will include a non-accountable expense allowance of 2.25% of the gross proceeds of this offering payable to Paulson Investment Company, Inc., as the representative of the underwriters. Additionally, we have granted the underwriters an option that expires 45 days after the effective date of this prospectus to purchase up to 187,500 additional units to cover over-allotments.

Paulson Investment Company, Inc.

I-Bankers Securities Incorporated

Prospectus dated July 30, 2003.

PATH1

Entertainment
Demand HDTV
Video on Dema
Broadcast Ca
Entertainment
Demand DSL
Transport Inte
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vidX Video ov
HDTV VoD Vi
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Cable Transp
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VIDEO over IP

Entertainment on Demand: turning the ordinary into the extraordinary

Path 1 provides products that merge high quality video transport with IP networks. For transporting video locally or around the world, Path 1 products represent robust, easily upgradeable and widely deployed solutions. For broadcast, cable and DSL, Path 1's flexible and technologically advanced solutions offer:

- **Scaleability**
- **Upgradeability**
- **Future-proofing**
- **Reduced cost of ownership**

PATH 1

PROSPECTUS SUMMARY

You should read the following summary together with the more detailed information regarding us, the sale of the units in this offering, our consolidated financial statements and the notes to those consolidated financial statements that appear elsewhere in this prospectus.

We are an industry leader in developing products that enable the transportation and distribution of real-time, broadcast (or better) quality video over Internet Protocol (IP) networks, such as the networks that comprise the Internet. Our products are being used by cable companies to supply video-on-demand services and by other users to transmit high-quality, real-time video to one or more locations throughout the United States or the world (which we refer to as “long-haul transmission”). Our first products were commercially introduced in early 2002. Most of our product sales into the cable television industry were through Scientific-Atlanta, Inc., as a reseller of our products. Among the customers using our products for long-haul transmission are DreamWorks LLC, a major film production studio, PanAmSat Corporation, a satellite network operator using our products to interconnect ground stations, and RTVI, a Russian television network using our products to broadcast live Russian programming using the UUNET Internet service to the United States. Cable companies currently using our products include Time Warner and Cablevision.

Our cable customers use our products to greatly increase the amount of video content that can be delivered to their customers on demand. Our products make this possible by using IP networks that rely on technology that significantly increases the efficiency of content delivery as compared with most current delivery methods. Our products work within the existing system facilities of cable providers, allowing the capabilities of their networks to be expanded to provide enhanced services such as video-on-demand, interactive television and high definition television, without the need to incur significant capital expenditures associated with network upgrades. These enhanced services, made possible by our products, represent new revenue opportunities for cable companies and provide them with a competitive advantage over most satellite providers.

Our long-haul customers use our products to transmit high-quality, real-time video to one or a number of locations over existing IP networks. This ability to send video over IP networks significantly reduces the current need of long-haul providers to procure dedicated high bandwidth connections to service the specified locations. Our products not only provide a cost advantage to our customers, but also give them increased flexibility to decide where and when the video is transmitted.

Our products use proprietary technologies that are described in the Business section of this prospectus under “Our Technology.” We believe that our products are attractive to our customers because they allow our customers to use existing infrastructures and networks to accomplish two primary results: the delivery of high-quality video over long distances at reduced cost and the efficient provision of significant video-on-demand and related interactive services to end users. We also believe that our products are attractive because they are easily upgradeable through software enhancements to support a higher level of activity without the costly and time consuming replacement of equipment in the field.

Company Information

We were incorporated in Delaware in January 1998. Our principal executive offices are located at 6215 Ferris Square, Suite 140, San Diego, California 92121. Our telephone number is (858) 450-4220. Our website is located at www.path1.com. We do not consider information contained in our website to be part of this prospectus.

This prospectus refers to trademarks and trade names of other companies and organizations.

The Offering

Units offered in this offering

1,250,000 units, each unit consisting of three shares of our common stock and two public warrants, each to purchase one share of our common stock. The public warrants will trade only as part of a unit for 30 days following the effective date of this prospectus unless the representative of the underwriters determines that separate trading of the public warrants should occur earlier.

Common stock to be outstanding after this offering	5,356,224 shares(1).

Public warrants to be outstanding after this offering	Public warrants to purchase up to 2,500,000 shares of common stock.

Term of public warrants

The public warrants are exercisable at any time after 30 days from the effective date of this prospectus until they expire five years from the effective date of this prospectus, unless earlier redeemed.

Exercise price of public warrants	$5.40.

Redemption of public warrants

At any time after the last reported sales price per share of our common stock as reported by the principal exchange or trading facility on which our common stock trades equals or exceeds $7.20 for five consecutive trading days. We may redeem some or all of the public warrants by giving 30 days’ prior written notice and paying $0.25 per public warrant.

American Stock Exchange symbols

Common stock	PNO
Units	PNO.u
Public warrants	PNO.ws

Use of proceeds	For general corporate purposes, including working capital, sales and marketing and product development. Please see “Use of Proceeds.”

(1)	Based on 1,606,224 shares of our common stock outstanding as of March 31, 2003. Unless the context indicates otherwise, all share and per-share information in this prospectus (i) assumes no exercise of the underwriters’ over-allotment option, the public warrants, the representative’s warrants or other options, warrants or other rights to acquire our common stock outstanding as of March 31, 2003, or issued thereafter, and (ii) gives retroactive effect to a 1-for-6 reverse split of our common stock that was effective July 23, 2003. At March 31, 2003, we had outstanding options exercisable to purchase, in the aggregate, 693,037 shares of our common stock at a weighted average exercise price of $17.40 per share and outstanding warrants exercisable to purchase, in the aggregate, 194,840 shares of our common stock at a weighted average exercise price of $8.40 per share. In addition, at March 31, 2003, we had outstanding convertible promissory notes that could be converted into an aggregate of up to 427,149 shares of our common stock.

Summary Financial Information

In the table below, we provide you with historical selected financial data for the two years ended December 31, 2002 and 2001, derived from our audited consolidated financial statements included elsewhere in this prospectus. We also provide below financial data for, and as of the end of, the first fiscal quarters of 2003 and 2002, derived from our unaudited consolidated financial statements included elsewhere in this prospectus. Historical results are not necessarily indicative of the results that may be expected for any future period. When you read this historical selected financial data, it is important that you read along with it the historical consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	Year ended December 31,		Three months ended
	2001	2002	March 31, 2002	March 31, 2003
			(unaudited)	(unaudited)
	(in thousands, except per share data)
Statement of Operations Data:
Revenues	$1,969	$2,722	$154	$661
Gross profit	$596	$1,209	$31	$305
Operating loss	$(2,050)	$(4,228)	$(1,589)	$(1,081)
Loss from continuing operations	$(2,855)	$(5,837)	$(2,179)	$(1,226)
Discontinued operations	$(1,829)	$(317)	$(251)	—
Net loss	$(4,684)	$(6,154)	$(2,430)	$(1,226)

The table below sets forth a summary of our consolidated balance sheet data as of December 31, 2002, derived from our audited consolidated financial statements included elsewhere in this prospectus. We also provide below financial data for, and as of the end of, the first fiscal quarter of 2003, derived from our unaudited consolidated financial statements included elsewhere in this prospectus on an actual basis, on a pro forma basis and on a pro forma as adjusted basis. Pro forma data takes into account the receipt of $898,000 from the sale of 7% convertible debentures in April and May 2003, net of fees. Pro forma as adjusted data further assumes the receipt of approximately $11,433,750 in net proceeds from this offering and the repayment of approximately $2,000,000 in outstanding debt with the proceeds from this offering.

	December 31, 2002	March 31, 2003
		Actual	Pro Forma	Pro Forma, as adjusted
		(unaudited)	(unaudited)	(unaudited)
	(in thousands, except per share data)
Balance Sheet Data:
Cash, cash equivalents and marketable securities	$396	$424	$1,322	$10,756
Working capital (deficit)	$(769)	$(1,388)	$(490)	$10,944
Total assets	$1,633	$1,699	$2,597	$12,031
Total stockholders’ equity (deficit)	$(539)	$(1,473)	$(1,473)	$9,961

RISK FACTORS

Investment in our securities involves a high degree of risk. You should carefully consider the risks described below together with all of the other information included in this prospectus before making an investment decision. The risks and uncertainties described below are not the only ones we face. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In that case, the trading price of our securities could decline, and you may lose all or part of your investment.

Risks Related to Our Business

Our limited sales history makes it difficult to evaluate our prospects.

We were founded in January 1998 and have only been selling our products commercially since early 2002, which makes an evaluation of our prospects difficult. Because of our limited sales history, we have limited insight into trends that may emerge and affect our business. In addition, the revenues and income potential of our business and market are unproven. We may not be able to gain customer acceptance of any of our products due to our lack of an established track record, our financial condition, competition, price or a variety of other factors. If our products are not accepted by potential customers, or if these customers do not purchase our products at the levels we anticipate, our operating results may be materially and adversely affected. An investor in our securities must consider the challenges, expenses and difficulties we face as our sales and marketing efforts mature.

We have incurred losses since inception and will likely not be profitable for the next several quarters.

We have incurred operating losses since our inception in January 1998, and we expect to incur losses and negative cash flow for at least the next several quarters. As of March 31, 2003, our accumulated deficit was approximately $31.9 million. We expect to continue to incur significant operating, sales, marketing, research and development and general and administrative expenses and, as a result, we will need to generate a significant increase in revenues to achieve profitability. Even if we do achieve profitability, we cannot assure you that we can sustain or increase profitability on a quarterly or annual basis in the future.

We face competition from established and developing companies, many of which have significantly greater resources than we do, and we expect such competition to grow.

The markets for our products, future products and services are intensely competitive. We face direct and indirect competition from a number of established companies, including Scientific-Atlanta, as well as development stage companies, and we anticipate that we will face increased competition in the future. Many of our competitors have greater resources, better name recognition, more established reputations within the industry and stronger manufacturing, distribution, sales and customer service capabilities than we do.

The technologies that our competitors and we offer are expensive to design, develop, manufacture and distribute. Competitive technologies may be owned and distributed by established companies that possess substantially greater financial, technical and other resources than we do and, as a result, such companies may be able to develop their products more rapidly and market their products more extensively than we can.

We cannot assure you that our competitors are not developing technologies comparable or superior to those on which our current products are based or that we are developing. If our competitors develop products that offer significant price or performance advantages as compared to our current and proposed products, or if we are unable to improve our technology or develop or acquire more competitive technology, our business could be adversely affected. In addition, competitors with greater financial and other resources than we have may be able to use such resources to gain wide acceptance of products inferior to ours.

Our customer base is concentrated and the loss of one or more of our key customers would harm our business.

Historically, a majority of our sales have been to relatively few customers, including Scientific-Atlanta. We expect that sales to relatively few customers will continue to account for a significant percentage of our net sales for the foreseeable future. Almost all of our sales are made on a purchase order basis, and none of our customers have entered into a long-term agreement requiring them to purchase our products. The loss of, or any reduction in orders from, a significant customer would harm our business.

Our critical relationship with Scientific-Atlanta and its status as both a customer and a competitor may jeopardize our success.

Historic Sales. In 2002, approximately 66% of our revenues were from sales to Scientific-Atlanta and its subsidiary, BarcoNet N.V. In May 2003, we signed a worldwide original equipment manufacturer agreement with Scientific-Atlanta, under which we will private label and sell to Scientific-Atlanta our Chameleon vidX products, and under which Scientific-Atlanta will act as a reseller of our Cx 1000 product. Should our level of business with Scientific-Atlanta diminish, our results could be negatively impacted.

Competitive Proprietary Technology. We are aware that Scientific-Atlanta has developed a product line that is competitive with our products in certain applications. We believe that the current Scientific-Atlanta product offers less flexibility than do our products and therefore is not competitive in all applications. Nonetheless, Scientific-Atlanta’s development, marketing and sale of its internally developed products may compete directly with our development, marketing and sales efforts. Since Scientific-Atlanta has greater financial and other resources than we do, Scientific-Atlanta may be able to develop its products more rapidly and market its products more extensively than we can. Because of Scientific-Atlanta’s name recognition, industry-reputation and for other reasons, Scientific-Atlanta’s products could become the standard for delivery of real-time, broadcast-quality video, in which case the sale of our products could materially suffer. Products may be superior to ours in terms of price or performance, or inferior to ours but backed by superior marketing and support capabilities. As a result, we may not be able to compete successfully with Scientific-Atlanta and our ability to gain market share for our products could be adversely affected.

Our relationship with Scientific-Atlanta, as both a significant customer and a significant competitor, may have adverse consequences to our business. While general risks are associated with any competitor and any customer, the conflicting interests of Scientific-Atlanta, as a result of being both, magnifies these risks with respect to Scientific-Atlanta as both a customer and competitor. Scientific-Atlanta may decide to pursue its proprietary products and discontinue its relationship with us, as both a reseller and an outside manufacturer. Loss of sales to Scientific-Atlanta and its distribution network to communication service providers could adversely affect our business.

Our quarterly financial results are likely to fluctuate significantly.

Our quarterly operating results have historically fluctuated significantly from period to period. Because we are a relatively new company introducing a new technology, our revenues can be materially affected by the decisions, including timing decisions, of a relatively small number of our customers. In addition, expenses may exceed our estimates or be incurred in the expectation of sales that do not occur or that occur later than expected. General economic conditions or conditions in the industries in which our customers compete, technological innovations and the adoption of technical standards can also be expected to affect our operating results. As a result, we may experience significant, unanticipated quarterly losses and significant fluctuation in results of operations from quarter to quarter.

The success of our business is dependent on establishing and expanding sales and distribution channels for our products.

Third-Party Collaborations. We intend to partner with the leading suppliers to communication service providers, including Scientific-Atlanta, to promote and distribute our products. Our business strategy requires that we establish definitive long-term agreements with such partners. We have had limited success to date establishing such partnerships and we may not be able to enter into such agreements on commercially reasonable terms, or at all. If we enter into any such agreements, any revenues we receive thereunder will depend upon the efforts of our partners, which in most instances will not be within our control. If we are unable to provide adequate incentive to our partners to market our products, our business could be adversely affected.

Internal Sales Force. We intend to expand our direct sales force for the promotion of each of our Cx1000, Cx1410 and Chameleon product lines to partner and other channel distributors. Competition for quality sales and marketing personnel is intense. In addition, new employees, particularly new sales and marketing employees, will require training and education about our products and will increase our operating expenses. We cannot assure you that we will be successful in attracting or retaining qualified sales and marketing personnel. As a result, we cannot assure you that the sales force we are able to build will be of a sufficient size or quality to effectively market our products.

The rate of market adoption of our technology is uncertain and we could experience long and unpredictable sales cycles, especially if the slowdown in the telecommunications industry persists.

Our products are based on new technology and, as a result, it is extremely difficult to predict the timing and rate of market adoption of our products, as well the rate of market adoption of applications enhanced by our products, such as video-on-demand. Accordingly, we have limited visibility into when we might realize substantial revenue from product sales. We are providing new and highly technical products and services to enable new applications. Thus, the duration of our sales efforts with prospective customers in all market segments is likely to be lengthy as we seek to educate them on the uses and benefits of our products. This sales cycle could be lengthened further by potential delays related to product implementation as well as delays relating to our customers’ businesses, including:

•	the length or total dollar amount of our prospective customers’ planned purchasing programs affecting our products;

•	changes in prospective customers’ capital equipment budgets or purchasing priorities;

•	prospective customers’ internal acceptance reviews; and

•	the complexity of prospective customers’ technical needs.

These uncertainties, combined with any continuation of the worldwide slowdown in the telecommunications business, which began in 2001, and the slowdown in corporate spending on technology generally as well as new technologies such as ours, substantially complicate our planning and reduce prospects for sales of our products. If our prospective customers curtail or eliminate their purchasing programs, decrease their budgets or reduce their purchasing priority, our results of operations could be adversely affected.

We will depend on cable, broadcasting and satellite industry spending for a substantial portion of our revenue, and any decrease or delay in spending in these industries could negatively impact our resources, operating results and financial condition.

Demand for our products will depend on the magnitude and timing of spending by cable television operators, broadcasters, satellite operators and telephone companies for adopting new products for installation with their networks.

These spending patterns are dependent on a variety of factors, including:

•	access to financing;

•	annual budget cycles;

•	the status of federal, local and foreign government regulation of telecommunications and television broadcasting;

•	overall demand for communication services and the acceptance of new video, voice and data services;

•	evolving industry standards and network architectures;

•	competitive pressures;

•	discretionary customer spending patterns; and

•	general economic conditions.

Recent developments in capital markets have reduced access to funding for potential and existing customers causing delays in the timing and scale of deployments of our equipment, as well as the postponement of certain projects by our customers. The timing of deployment of our equipment can be subject to a number of other risks, including the availability of skilled engineering and technical personnel, the availability of other equipment such as fiber optic cable, and the need for local zoning and licensing approvals.

We need to develop and introduce new and enhanced products in a timely manner to remain competitive.

Broadband communications markets are characterized by continuing technological advancement, changes in customer requirements and evolving industry standards. To compete successfully, we must design, develop, manufacture and sell new or enhanced products that provide increasingly higher levels of performance and reliability. However, we may not be able to successfully develop or introduce these products if our products:

•	are not cost effective;

•	are not brought to market in a timely manner;

•	are not compatible with evolving industry standards and architectures; or

•	fail to achieve market acceptance.

In order to successfully develop and market certain of our planned products for digital applications, we may be required to enter into technology development or licensing agreements with third parties. We cannot assure you that we will be able to enter into any necessary technology development or licensing agreement on terms acceptable to us, or at all. The failure to enter into technology development or licensing agreements could limit our ability to develop and market new products and, accordingly, could materially and adversely affect our business and operating results.

Changes in the versions of our products purchased by our customers could negatively impact our sales and margins.

Our products are manufactured in several versions, ranging from base models to models that have significant additional features and capabilities. The more features a product version possesses, the higher our sales margins are on that product. If the bulk of our product sales consists of base models, our revenues and margins will be adversely affected, which could seriously impact our business and results of operations.

Delivery of real-time, high-quality video via IP networks is a new market and subject to evolving standards.

Delivery of real-time, high-quality video over IP networks is novel and evolving and it is possible that communication service providers or their suppliers will adopt alternative architectures or technologies for delivering real-time, high-quality video over IP networks that are not compatible with our current or future products. If we are unable to design, develop, manufacture and sell products that incorporate or are compatible with these new architectures or technologies, our business could suffer.

We may be unable to obtain full patent protection for our core technology and there is a risk of infringement.

We have three existing patents and have submitted additional patent applications relating to various aspects of our technology. We cannot assure you that these or other patents will be issued to us, that any patents that are issued will be broad enough to prevent significant competition or that third parties will not infringe upon or design around such patents to develop competing products. In addition to seeking patent protection for our products, we intend to rely upon a combination of trade secret, copyright and trademark laws and contractual provisions to protect our proprietary rights in our products. We cannot assure you that these protections will be adequate or that competitors have not or will not independently develop technologies that are substantially equivalent or superior to ours.

There has been a trend toward litigation regarding patent and other intellectual property rights in the telecommunications industry. Although there are currently no lawsuits pending against us regarding possible infringement claims, we cannot assure you that such claims will not be asserted in the future or that such assertions will not materially and adversely affect our business, financial conditions and results of operations. Any such suit, whether or not it has merit, would be costly to us in terms of employee time and defense costs and could materially and adversely affect our business.

If an infringement or misappropriation claim is successfully asserted against us, we may need to obtain a license from the claimant to use the intellectual property rights in question. We cannot assure you that such a license will be available on reasonable terms, if at all.

We rely on several key suppliers of components, sub-assemblies and modules that we use to manufacture our products, and we are subject to manufacturing and product supply chain risks.

We purchase components, sub-assemblies and modules from a limited number of vendors and suppliers that we use to manufacture and test our products. Our reliance on these vendors and suppliers involves several risks including, but not limited to, the inability to purchase or obtain delivery of adequate supplies of such components, sub-assemblies or modules, increases in the prices of such items and quality and overall reliability of our vendors and suppliers. Although in many cases we use standard parts and components for our products, certain components are presently available only from a single source or limited sources. Some of the materials used to produce our products are purchased from foreign suppliers. We do not generally maintain long-term agreements with any of our vendors or suppliers. Thus, we may be unable to procure necessary components, sub-assemblies or modules in time to manufacture and ship our products, which could have a material adverse effect on our business.

We also recently signed an agreement with Arrow Electronics, a leading parts vendor, to provide turn-key outsourced manufacturing services. To reduce manufacturing lead times and to ensure adequate component supply, we may instruct Arrow Electronics to procure inventory based on criteria and forecasts as defined by us. If we fail to anticipate customer demand properly, an oversupply of parts, obsolete components or finished goods could result, thereby adversely affecting our gross margins and results of operations.

We may also be subject to disruptions in our manufacturing and product-testing operations that could have a material and adverse effect on our operating results.

Our products are currently manufactured exclusively by Arrow Electronics pursuant to an agreement that is terminable by either party upon 30 days’ notice. In the event this agreement is terminated or Arrow Electronics otherwise fails to perform its obligations, we could experience product delays that could negatively impact our business and revenues.

Unanticipated delays or problems associated with our products and improvements may cause customer dissatisfaction or deprive us of our “first to market” advantage.

Delays in developing and releasing products and improvements are not uncommon in the telecommunications industry. If our customers experience problems with our products, delays of more than a few months in releasing improvements could result in decreased demand for a particular product and adverse publicity, which could further reduce demand for particular products or our products generally.

Product quality problems may negatively affect our revenues and results of operations.

We produce highly complex products that incorporate leading-edge technology including hardware, software and embedded firmware. Our software and other technology may contain “bugs” that might prevent our products from performing as intended. We cannot assure you that our pre-shipment testing programs will be adequate to detect all defects either in individual products or which could affect numerous shipments that, in turn, could create customer dissatisfaction, reduce sales opportunities, or affect gross margins. Our inability to cure a product defect may result in the failure of a product line, serious damage to our reputation, and increased engineering and product re-engineering costs that individually or collectively would have a material and adverse impact on our revenues and operating results.

We may be unable to raise additional capital in the future when needed, which could prevent us from growing.

Although we believe the proceeds of this offering will fund our operations and planned growth until at least the end of 2004, addressing planned increased business opportunities may require significant capital. We may need to raise additional capital to respond to these opportunities, and we cannot be certain that any such financing will be available on acceptable terms, or at all. Our failure to raise capital when needed could seriously harm our business. In addition, additional equity financing may dilute our stockholders’ interest, and debt financing, if available, may involve restrictive covenants and could result in a substantial portion of our operating cash flow being dedicated to the payment of principal and interest on debt. If adequate funds are not available, we may need to curtail our operations significantly.

We may not be able to profit from growth if we are unable to effectively manage the growth.

We anticipate that the proceeds from this offering will allow us to grow rapidly in the future. This anticipated growth will place strain on our managerial, financial and personnel resources. The pace of our anticipated expansion, together with the complexity of the technology involved in our products and the level of expertise and technological sophistication incorporated into the provision of our design, engineering, implementation and support services, demands an unusual amount of focus on the operational needs of our future customers for quality and reliability, as well as timely delivery and post-installation and post-consultation field and remote support. In addition, new customers, especially customers that purchase novel and technologically sophisticated products such as ours, generally require significant engineering support. Adoption of our platforms and products by customers could increase the strain on our resources. To reach our goals, we will need to hire rapidly, while at the same time investing in our infrastructure. We expect that we will also have to expand our facilities. In addition, we will need to successfully train, motivate and manage new employees; expand our sales and support organization; integrate new management and employees into our overall operations; and establish improved financial and accounting systems.

We may not succeed in anticipating all of the changing demands that growth would impose on our systems, procedures and structure. If we fail to effectively manage our expansion, our business may suffer.

Our common stock has been thinly traded and we cannot predict the extent to which a trading market will develop.

Prior to the effectiveness of this offering, our common stock had traded on the Over-the-Counter Bulletin Board since June 19, 2000. Our common stock has been thinly traded compared to larger, more widely-known companies. Thinly traded common stock can be more volatile than common stock trading in an active public market. We cannot predict the extent to which an active public market for our common stock will develop or be sustained after this offering.

We may not be able to hire and assimilate key employees.

Our future success will depend, in part, on our ability to attract and retain highly skilled employees, including management, technical and sales personnel. Despite the recent economic slowdown, significant competition exists for employees in our industry and in our geographic region. We may be unable to identify and attract highly qualified employees in the future. In addition, we may not be able to successfully assimilate these employees or hire qualified personnel to replace them. The loss of services of any of our key personnel, the inability to attract or retain key personnel in the future, or delays in hiring required personnel, particularly engineering and sales personnel, could make it difficult to meet key objectives such as timely and effective product introductions.

Any acquisitions we make could disrupt our business and harm our financial condition.

We may attempt to acquire businesses or technologies that we believe are a strategic fit with our business. We currently have no commitments or agreements for any material acquisition and no material acquisition is currently being pursued. We believe that any future acquisition may result in unforeseen operating difficulties and expenditures, and may absorb significant management attention that would otherwise be available for ongoing development of our business. Since we will not be able to accurately predict these difficulties and expenditures, it is possible that these costs may outweigh the value we realize from a future acquisition. Future acquisitions could result in issuances of equity securities that would reduce our stockholders’ ownership interest, the incurrence of debt, contingent liabilities, amortization of expenses related to goodwill or other intangible assets and the incurrence of large, immediate write-offs.

We are dependent on our key employees for our future success.

Our success depends on the efforts and abilities of our senior management and certain other key personnel. If any of these key employees leaves or is seriously injured and unable to work and we are unable to find a qualified replacement, our business and results of operations could be materially harmed.

We are subject to local, state and federal regulation.

Legislation affecting us (or the markets in which we compete) could adversely impact our ability to implement our business plan on a going-forward basis. The telecommunications industry is heavily regulated and these regulations are subject to frequent change. Future changes in local, state, federal or foreign regulations and legislation pertaining to the telecommunications field may adversely affect prospective purchasers of telecommunications equipment, which in turn could adversely affect our business.

Risks Related to Investment in Our Securities

The market price of our securities could be volatile and your investment could suffer a decline in value.

The market price for our common stock or our other securities for which there is a trading market is likely to be volatile and could be susceptible to wide price fluctuations due to a number of internal and external factors, many of which are beyond our control, including:

•	quarterly variations in operating results and overall financial condition;

•	economic and political developments affecting technology spending generally and adoption of new technologies and products such as ours;

•	customer demand or acceptance of our products and solutions;

•	short-selling programs;

•	changes in IT spending patterns and the rate of consumer acceptance of video-on-demand;

•	product sales progress, both positive and negative;

•	the stock market’s perception of the telecommunications equipment industry as a whole;

•	technological innovations by others;

•	cost or availability of components, sub-assemblies and modules used in our products;

•	the introduction of new products or changes in product pricing policies by us or our competitors;

•	proprietary rights disputes or litigation;

•	changes in earnings estimates by analysts;

•	additions or departures of key personnel; and

•	sales of substantial numbers of shares of our common stock or securities convertible into or exercisable for our common stock.

These and other factors may make it difficult for our stockholders to sell our securities into the open market if and when eligible to do so. In addition, stock prices for many technology companies, especially early-stage companies such as ourselves, fluctuate widely for reasons that may be unrelated to operating results. These fluctuations, as well as general economic, market and political conditions such as interest rate increases, recessions or military or political conflicts, may materially and adversely affect the market price of our common stock or our other securities for which there is a trading market, thereby causing you to lose some or all of your investment.

There is a large number of shares that may be sold in the market following this offering which may cause the price of our common stock or our other securities for which there is a trading market to decline.

Sales of a substantial number of shares of our common stock or other securities in the public markets, or the perception that these sales may occur, could cause the market price of our common stock or other securities to decline and could materially impair our ability to raise capital through the sale of additional securities. After this offering, we will have 5,356,224 shares of our common stock outstanding (including shares of our common stock comprising a part of the units that are the subject of this offering but excluding shares of our common stock issuable upon exercise of the public warrants comprising a part of those units), or 5,918,725 shares (including shares of our common stock comprising a part of the units that are the subject of this offering but excluding shares of our common stock issuable upon exercise of the public warrants comprising a part of those units) if the underwriters’ over-allotment is exercised in full. The 1,250,000 units sold in this offering, or 1,437,500 units if the underwriters’ over-allotment is exercised in full, will be freely tradable without restriction or further registration under the federal securities laws unless purchased by our affiliates. Not included in the foregoing are, 1,591,999 shares of our common stock that we registered for certain of our security holders pursuant to a separate registration statement on Form SB-2 initially filed on May 22, 2003.

Of the remaining 1,606,224 shares of our common stock outstanding after this offering, based upon shares outstanding as of March 31, 2003, and assuming no exercise of options or warrants outstanding as of such date prior to completion of this offering, 646,330 shares are subject to contractual lock-up agreements with Paulson Investment Company, Inc., pursuant to which the holders of such shares have agreed not to sell their shares for 90 days after the effective date of this offering. The remaining shares, unless held by “affiliates,” will be freely tradable immediately following this offering.

If we do not maintain an effective registration statement or comply with applicable state securities laws, you may not be able to exercise the public warrants.

In order for you to be able to exercise the public warrants, the shares of our common stock underlying the public warrants must be covered by an effective and current registration statement and qualify or be exempt under the securities laws of the state or other jurisdiction in which you live. We cannot assure you that we will continue to maintain a current registration statement relating to the shares of our common stock underlying the public warrants or that an exemption from registration or qualification will be available throughout their term. This may have an adverse effect on demand for the public warrants and the prices that can be obtained from reselling them.

The public warrants may be redeemed on short notice. This may have an adverse impact on their price.

We may redeem the public warrants for $0.25 per warrant (subject to adjustment in the event of a stock split, dividend or the like) on 30 days’ notice at any time after the last reported sale price per share of our common stock as reported by the principal exchange or trading facility on which our common stock trades equals or exceeds $7.20 for five consecutive trading days. If we give notice of redemption, holders of our public warrants will be forced to sell or exercise the public warrants they hold or accept the redemption price. The notice of redemption could come at a time when, under specific circumstances or generally, it is not advisable or possible for holders of our public warrants to sell or exercise the public warrants they hold.

Our executive officers, directors and 5% stockholders will be able to exercise substantial control over all matters requiring stockholder approval.

As of March 31, 2003, a small number of our executive officers, directors and 5% stockholders beneficially owned a significant majority of our outstanding common stock. As a result, these stockholders (or subgroups of them) retain substantial control over matters requiring approval by our stockholders, such as the election of directors and approval of significant corporate transactions. Assuming all securities offered in this offering are sold, these executive officers, directors and 5% stockholders will beneficially own approximately 18% of our outstanding common stock.

In particular, Leitch Technology Corporation owns approximately 30.5% of our outstanding common stock prior to this offering. In addition, Leitch Technology Corporation possesses rights with respect to our original TrueCircuit technology and may in the future assert rights with respect to subsequent developments.

We do not intend to pay cash dividends.

We have never paid cash dividends on our stock and do not anticipate paying any cash dividends in the foreseeable future.

We may spend the offering proceeds in ways with which our stockholders may not agree.

The majority of the net proceeds from this offering are not allocated for specific uses and our management can spend most of the offering proceeds in ways with which our stockholders may not agree. We cannot predict that the proceeds will be invested to yield a favorable return. See “Use of Proceeds.”

FORWARD-LOOKING INFORMATION

This prospectus may contain forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act. When used in this prospectus, the words “anticipate,” “believe,” “estimate,” “will,” “intend” and “expect” and similar expressions identify forward-looking statements. Although we believe that our plans, intentions and expectations reflected in any forward-looking statements are reasonable, we can give no assurance that these plans, intentions or expectations will be achieved. Forward-looking statements in this prospectus include, but are not limited to, those relating to the commercialization of our products, the progress of our product development programs and our ability to enter into profitable collaborations. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied, by the forward-looking statements contained in this prospectus. Important factors that could cause actual results to differ materially from our forward-looking statements are set forth in this prospectus, including under the heading “Risk Factors.” These factors are not intended to represent a complete list of the general or specific factors that may affect us. It should be recognized that other factors, including general economic factors and business strategies, may be significant, presently or in the future, and the factors set forth in this prospectus may affect us to a greater extent than indicated. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in this prospectus. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of the 1,250,000 units that we are selling in this offering will be approximately $11,433,750 based on an initial public offering price of $10.80 per unit and after deducting (i) $1,316,250, reflecting the estimated underwriting discounts and commissions and non-accountable expense allowance, and (ii) $750,000, reflecting the estimated offering expenses payable by us. If the underwriters’ over-allotment option is exercised in full, we estimate that we will receive net proceeds of approximately $13,261,313.

We currently estimate that we will use the net proceeds of this offering to fund our operations, including:

Payment of notes to debt holders (1)	approximately $1 million

Payment of accrued liabilities for trade payables	approximately $1 million

Research and development efforts towards the refinement of existing products and development of new products	approximately $4 million

Marketing and sales programs	approximately $2.5 million

Other working capital/general corporate purposes	approximately $3 million

(1)	We intend to use this portion of the proceeds to repay the outstanding balances under two 12% convertible notes and the outstanding balance under a revolving line of credit currently bearing interest at 6%, each in favor of Laurus Master Fund.

In addition, in the event and to the extent the underwriters elect to exercise their option to purchase additional units to cover over-allotments with respect to this offering, we are obligated to repurchase from Ronald Fellman, a Named Executive Officer and major stockholder of ours, at 92.5% of the then fair market value, shares of our common stock having a value at the time of repurchase of up to $100,000.

The above amounts are our current estimate of the allocation of the net proceeds. Because the future of our business is difficult to predict, it is likely that the actual amounts used for these purposes will vary significantly from our current estimates. Also, we may use offering proceeds for purposes not listed above in response to cash requirements or business opportunities that we do not now anticipate. In particular, we may use offering proceeds to acquire other businesses or technologies. Any such use could reduce proceeds available for the uses described above. Although we evaluate potential acquisitions in the ordinary course of business, we have no specific understandings, commitments or agreements with respect to any acquisition or investment at this time.

Until we use the net proceeds of this offering in our business, we intend to invest the funds in short-term, investment grade, interest-bearing securities. We cannot predict whether the proceeds invested will yield a favorable return.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2002, derived from our audited consolidated financial statements found elsewhere in this prospectus. The table also sets forth our capitalization as of March 31, 2003, derived from our unaudited consolidated financial statements found elsewhere in this prospectus on an actual basis, on a pro forma basis and on a pro forma as adjusted basis. Pro forma data takes into account the receipt of $898,000 from the sale of 7% convertible debentures in April and May 2003, net of fees. Pro forma as adjusted data further assumes the receipt of $11,433,750 in net proceeds from this offering and the repayment of approximately $2,000,000 in outstanding debt with the proceeds from this offering.

	December 31, 2002	March 31, 2003
		Actual	Pro Forma	Pro Forma as adjusted
		(unaudited)	(unaudited)	(unaudited)
	(in thousands, except per share data)
Notes payable	$1,024	$1,857	$2,857	$1,857

Stockholders’ equity (deficit):
Preferred stock, $0.001 par value; 10,000,000 shares authorized; no shares issued and outstanding
Common stock, $0.001 par value; 40,000,000 shares authorized; 1,583,557 and 1,606,224 shares issued and outstanding at December 31, 2002, and March 31, 2003, respectively	$2	$2	$2	$5
Common stock to be issued	12	12	12	12
Additional paid-in capital	30,134	30,401	30,401	41,832
Deferred compensation	(50)	(25)	(25)	(25)
Accumulated deficit	(30,637)	(31,863)	(31,863)	(31,863)

Total stockholders’ equity (deficit)	(539)	(1,473)	(1,473)	9,961

Total capitalization	$485	$384	$1,384	$11,818

MARKET FOR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

Our common stock was quoted on the Over-the-Counter Bulletin Board under the symbol “PNWT” (formerly “PNWK”) beginning June 19, 2000. Upon the effectiveness of this offering, our common stock, units and warrants were listed on the American Stock Exchange under the symbols “PNO,” “PNO.u” and “PNO.ws,” respectively. The following table sets forth, for the periods indicated, the high and low bid prices per share as quoted on the Over-the-Counter Bulletin Board (giving retroactive effect to our 1-for-6 reverse stock split that was effective July 23, 2003):

	High	Low
2001
First Quarter	$64.32	$34.14
Second Quarter	$57.90	$30.30
Third Quarter	$35.70	$19.20
Fourth Quarter	$47.40	$22.80
2002
First Quarter	$34.80	$18.60
Second Quarter	$18.00	$7.50
Third Quarter	$12.60	$6.24
Fourth Quarter	$7.02	$5.16
2003
First Quarter	$9.12	$4.62
Second Quarter	$7.44	$4.26

The above quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

As of March 31, 2003, there were 239 stockholders of record of our common stock.

DIVIDEND POLICY

Since our incorporation, we have never declared or paid any dividends on our capital stock. We currently expect to retain our future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any dividends in the foreseeable future. There are no current restrictions that limit our ability to pay dividends on our capital stock.

SELECTED CONSOLIDATED FINANCIAL DATA

In the table below, we provide you with historical selected consolidated financial data for the two years ended December 31, 2001 and 2002, derived from our audited consolidated financial statements included elsewhere in this prospectus. We also provide below financial data for, and as of the end of, the first fiscal quarter of 2003, derived from our unaudited consolidated financial statements included elsewhere in this prospectus on an actual basis, on a pro forma basis and on a pro forma as adjusted basis. Pro forma data takes into account the receipt of $898,000 from the sale of 7% convertible debentures in April and May 2003, net of fees. Pro forma as adjusted data further assumes the receipt of approximately $11,433,750 in net proceeds from this offering and the repayment of approximately $2,000,000 in outstanding debt with the proceeds from this offering. Historical results are not necessarily indicative of the results that may be expected for any future period or for a full year. When you read this historical selected financial data, it is important that you read along with it the historical financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

(in thousands, except per share data)

	Year ended December 31,		Three Months ended March 31, 2003
	2001	2002	Actual	Pro Forma	Pro Forma, as adjusted
			(unaudited)	(unaudited)	(unaudited)
Statement of Operations Data:
Revenues	$1,969	$2,722	$661	$661	$661
Gross profit	$596	$1,209	$305	$305	$305
Operating loss	$(2,050)	$(4,228)	$(1,081)	$(1,081)	$(1,081)
Loss from continuing operations	$(2,855)	$(5,837)	$(1,226)	$(1,226)	$(1,226)
Discontinued operations	$(1,829)	$(317)	$—	$—	$—
Net loss	$(4,684)	$(6,154)	$(1,226)	$(1,226)	$(1,226)

	December 31, 2002	March 31, 2003
		Actual	Pro Forma	Pro Forma, as adjusted
		(unaudited)	(unaudited)	(unaudited)
Balance Sheet Data:
Cash, cash equivalents and marketable securities	$396	$424	$1,322	$10,756
Working capital (deficit)	$(769)	$(1,388)	$(490)	$10,944
Total assets	$1,633	$1,699	$2,597	$12,031
Total stockholders’ equity (deficit)	$(539)	$(1,473)	$(1,473)	$9,961

MANAGEMENT’S DISCUSSION AND  ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with the financial statements and the notes to those statements included elsewhere in this prospectus. This discussion may contain forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

From our inception in early 1998 through 2000, we were engaged in the development of our initial products and technologies. During this period, we recorded no revenue from operations. In 2001, we sold our first products and also earned operating revenue from contract services attributable to a single development project. In 2002, product sales increased significantly relative to the prior year but remained insufficient to cover operating expense. Revenue from contract services declined substantially in 2002, and we recorded a small amount of licensing revenue.

Operating expenses, net of stock compensation and a litigation settlement, declined nearly 24% from $6.2 million in 2001 to $4.7 million in 2002. This decline was attributable primarily to decreased costs associated with product development due to completion of our initial products as well as our focus on overall cost-cutting measures. Total operating expenses for 2002 and 2001 were $4,976,000 and $2,394,000, respectively. In the first quarter ended March 31, 2003, operating expenses (net of stock compensation expenses) were $1,293,000, representing a decline of nearly 8.5% from $1,412,000 reported in the same quarter of the prior year, as we continued to focus on managing and reducing operating expenses. Total operating expenses for the quarter ended March 31, 2003, were $1,318,000 versus $1,512,000 for the quarter ended March 31, 2002.

Our net loss during the two year period was also materially affected by interest expense of $1.0 million in 2002, loss on sale of securities of $0.7 million in 2001 and $0.6 million in 2002, and a loss from a discontinued operation, $1.8 million of which was recorded in 2001, and $316,948 was recorded in the first half of 2002.

We anticipate that revenue from product sales will increase in 2003. To support this growth in sales, we expect that our operating expenses will also grow substantially. Because we will be required to incur many of these operating expenses in advance of any sales increases, if the anticipated sales increases do not occur or are significantly delayed, we will experience increasing losses and erosion of our capital base. Increases in sales are not assured and are subject to numerous risks, many of which are described under “Risk Factors” in this prospectus.

We have historically funded our operations from sales of equity securities and, more recently, of debt obligations. We are continuing to experience substantial losses from operations and expect to continue to incur losses from operations over the next several quarters. Accordingly, we will be dependent on additional capital infusions, such as the net proceeds of this offering, to continue to execute our business plan. If adequate capital resources are not available to us, we will be forced to curtail operations and will therefore be required to modify our business plan to contemplate reduced levels of activity.

As a part of our attempt to pursue the development of our initial products with limited capitalization, we have relied, to the extent possible, on non-cash compensation arrangements with both employees and non-employee contractors, including the issuance of options to purchase Class B Common Stock. As more fully described in the Notes to our consolidated financial statements, such instruments are subject to variable accounting treatment and must be valued on a quarterly basis. The existence of these options, combined with extreme volatility in our stock value, have combined to produce a substantial expense in 2000 (when the value of our stock increased) partially offset by a substantial benefit (negative expense) in 2001 (when the value of our stock declined). In order to limit the effect of this volatility on future periods, we have exchanged the options to purchase Class B Common Stock for new options to purchase what is now referred to as our common stock. As a result of this exchange, we expect that the effect of option valuations on our results of operations will be less significant in future periods.

As of December 31, 2002, we had available federal and state unused net operating loss carryforwards aggregating approximately $23 million and $18.2 million, respectively, to offset future federal and state taxable income. The federal and state unused net operating loss carryforwards expire in various years beginning in 2019 and 2009, respectively. In addition to potential expiration, there are several factors that could limit or eliminate our ability to use these federal and state tax loss carryforwards. For example, under Section 382 of the Internal Revenue Code of 1986, as amended, use of prior net operating loss carryforwards is limited after an ownership change. We may be subject to limitations on the use of our net operating loss carryforwards as provided under Section 382 because of prior or future sales of securities or the sale or issuance of the units offered hereby. Accordingly, we cannot assure you that a significant amount of the existing net operating loss carryforwards will be available for our use. If we achieve profitability, which may not happen, the use of net operating loss carryforwards that have not expired would have the effect of reducing our tax liability and increasing our net income and available cash resources in the future. When all net operating loss carryforwards have been used or have expired, we would again be subject to increased tax expense and reduced earnings.

Results of Operations

For the Quarters Ended March 31, 2002 and March 31, 2003

For the quarter ended March 31, 2003, net revenue was $661,000 compared to $154,000 during the three-month period ended March 31, 2002, reflecting a 329% increase. Revenue in the quarter ended March 31, 2003 came principally from sales of our products for the video over IP transport market, as well as from contract services. In the quarter ended March 31, 2002, revenue was generated from contract services.

Cost of goods sold increased to $356,000 in the quarter ended March 31, 2003, from $123,000 in the quarter ended March 31, 2002. Cost of goods sold for products consists primarily of raw material costs, warranty costs and labor associated with manufacturing our products. Cost of goods sold for contract services consists primarily of engineering payroll costs.

Our gross profit increased over 800% to $305,000 from $31,000 in the quarters ended March 31, 2003 and 2002, respectively. Our increase in gross profit resulted primarily from increased product sales as well as reduced production and development costs compared to the same quarter last year.

Engineering research and development expenses for the quarter ended March 31, 2003, decreased 30% to $362,000 from $517,000 in the quarter ended March 31, 2002. The decrease is due primarily to reduced cost of R&D personnel and reduced expenditures on tools for our new products.

Selling, marketing, and general and administrative expenses for the quarter ended March 31, 2003 increased 4% to $931,000 from $895,000 for the quarter ended March 31, 2002. The increase is primarily due to increased sales and marketing expenses for payroll, trade shows and travel.

Stock-based compensation expense is a non-cash expense item that is recognized as a result of stock options having exercise prices below estimated fair value. Stock-based compensation expense is calculated as the difference between exercise prices and estimated fair market value on the date of grant. We record compensation expense related to the outstanding options to consultants and some employees for the amount of options that vest in that period. In the first quarter ended March 31, 2003, we recorded a $25,000 non-cash charge for stock-based compensation related to employees. Stock-based compensation related to consultants has been included in operating expense. For the same three-month period in 2002, we recognized expense of $100,000 related to the amortization of stock based compensation for employees and consultants.

Interest expense for the quarter ended March 31, 2003, was $144,000. We reported no interest income or expense in the quarter ended March 31, 2002. The increase in interest expense predominantly consists of the amortization of deferred interest and debt discount related to our convertible note borrowings in 2002.

We neither held nor sold portfolio securities in the quarter ended March 31, 2003. In the quarter ended March 31, 2002, we recorded a loss on sale of securities totaling $590,000, reflecting our sale of securities that we held in various companies, especially Leitch Technology Corporation.

For the Years Ended December 31, 2001 and 2002

Revenue. Total 2002 revenues were $2.7 million, representing an increase of approximately 38% over 2001 revenues of $1.96 million. Revenues in 2002 consisted principally of product sales, with lesser contributions from contract service revenue and license fees. In 2001, 74% of our revenues were from engineering services, the bulk of which came from a single development contract that has since been discontinued.

Cost of Revenues. Cost of revenues was $1.5 million in 2002, representing an increase of nearly 10% over cost of revenues in 2001 of $1.37 million. In 2002, our cost of product sales was $1.48 million (61% of product sales), and our cost of engineering services was $33,000 (28% of contract service revenue). No material expense was associated with licensing revenue. In 2001, our cost of product sales was $156,000 (30% of product sales), and our cost of engineering services was $1.2 million (84% of engineering service revenue). Our cost of revenues increased at a rate slower than our revenues reflecting improved margins in contract service revenue, a greater volume of product sales resulting from our transition to selling our video gateway products and licensing revenue without associated expense.

Research and Development. Our research and development expenses decreased approximately 17% to $1.5 million in 2002 from $1.78 million in 2001. The decrease in our research and development expenses is primarily due to a decrease in payroll costs and prototype material expenses as we transitioned to a products company from an engineering development stage company. The decline in our R&D expenses also resulted from our efforts in 2002 to reduce our operating costs.

Sales and Marketing. Our sales and marketing expenses increased nearly 69% to $639,000 in 2002 from $378,000 in 2001. The increase in sales and marketing expenses reflects our transition to a products sales-based company, including costs incurred for marketing and sales campaigns and materials, trade shows and establishing product channels and reseller arrangements.

General and Administrative. Our general and administrative expenses decreased nearly 35% to $2.6 million in 2002 from $3.99 million in 2001. This decline is principally a result of our cost reduction programs implemented in 2002 that included headcount reductions and lower overall spending for general and administrative functions.

Stock-based Compensation. Stock-based compensation expense is a non-cash item that is recognized in association with stock options having exercise prices below estimated fair market value and/or which overlie junior common stock. Stock-based compensation expense is calculated as the difference between exercise prices and estimated fair market value of the underlying stock on the date of grant or subsequent measurement date. If the options are subject to variable accounting treatment, then each quarter additional compensation expense, either positive or negative, is recognized based on the fair market value of our common stock in accordance with the provisions of variable stock option accounting. In 2002, we recorded a non-cash compensation charge of $253,000 related to stock options, compared to a non-cash stock compensation benefit of approximately $3.1 million in 2001. Stock-based compensation expense may continue to fluctuate, in material amounts, as the fair market value of our common stock increases or decreases. In October 2001, we issued 439,358 Class A Common Stock options in exchange for all 439,358 of the outstanding Class B Common Stock options (this Class A Common Stock was subsequently reclassified as “common stock” and the Class B Common Stock was eliminated in February 2002). As options for the Class B Common Stock had been subject to variable accounting treatment because Class B Common Stock was junior common stock, the effect of this option exchange was to provide a final measurement date for employee options and fix previously expensed consultant options. The net effect was to minimize the future effect of variable accounting treatment on our stock options.

Depreciation and Amortization. Depreciation and amortization expenses increased 82% to $461,000 from $253,000 in 2001, primarily as a result of amortization of capitalized loan fees in connection with our financings in 2002.

Interest Income/(Expense). Interest expense totaled $1 million in 2002, compared to $93,000 of interest income in 2001. The increase in interest expense resulted primarily from the amortization of deferred interest and debt discount related to our European note and convertible note borrowings in 2002.

Restructuring Charge. In 2001, we recorded restructuring charges totaling $221,000, primarily due to severance costs related to a workforce reduction and subsidy costs related to subletting certain excess office space. We implemented the restructuring plan as a result of the completion of a development project funded by BarcoNet, now a subsidiary of Scientific-Atlanta. The workforce reduction in 2001 resulted in the involuntary termination of six employees. The total charge recognized by us for the involuntary termination was approximately $93,000.

Loss on Sale of Securities. We recorded a loss on sale of securities totaling $590,000 in 2002, compared to a loss of $677,000 in 2001, reflecting our sale of securities that we held in various companies, especially Leitch Technology Corporation. We no longer hold any portfolio securities.

Discontinued Operations. We decided to dispose of our Silicon Systems business unit (“Sistolic”) after a large semiconductor company, with whom we entered into a non-exclusive licensing agreement and an engineering services agreement related to Sistolic’s technology, informed us that it was terminating their agreements in March 2002. Due to this material and adverse turn of events, we decided that we could no longer sustain the negative cash flow from Sistolic. On April 3, 2002, we disposed of the assets of this business unit back to Metar SRL and its President (“Executive”) in exchange for the elimination of our remaining obligations to Metar SRL and its affiliates, including the payable of $686,000, the return of all stock options granted to the Executive and the Romanian employees, and a confirmation that performance criteria specified in the Executive’s employment agreement with us related to a potential $4 million bonus were never met by him. We also received a limited use license to Sistolic’s intellectual property. In addition, the Romanian facility lease was transferred to Metar SRL and the Romanian employment contracts were terminated. Metar SRL was permitted to hire any and all Romanian employees. Metar SRL also received 5,833 shares of our common stock. The Executive resigned on March 27, 2002, as an officer of the Company in anticipation of this transaction.

Sistolic’s results of operations for 2002 and 2001 have been included in discontinued operations. We recorded a loss of $317,000 from discontinued operations for 2002. Our loss from discontinued operations for 2001 was $1,829,000.

Liquidity and Capital Resources

Since our inception on January 30, 1998, we have financed our operations primarily through the sale of common equity securities to investors and strategic partners, as well as from the issuance of convertible notes.

From January 30, 1998 through March 31, 2003, we incurred losses totaling $31.9 million. The accompanying financial statements have been prepared assuming that we will continue as a going concern. This basis of accounting contemplates the recovery of our assets and the satisfaction of our liabilities in the normal course of conducting business. Based on our financial condition at December 31, 2002, our auditors have qualified their opinion with respect to our ability to continue as a going concern. We have been advised by our auditors that, after the receipt of net proceeds of this offering, this qualification will be removed. We believe that our existing capital resources plus the net proceeds of this offering will enable us to fund operations for the next

18 months. At December 31, 2002, we had negative working capital of $769,000, and a decrease of $785,000 in cash and cash equivalents compared to December 31, 2001. At March 31, 2003, we had negative working capital of $1,388,000 and our cash and cash equivalents totaled $424,000.

In 2002, we received approximately $1.0 million from a private placement of convertible notes (the “Euro notes”) with European investors who were existing stockholders of ours. The Euro notes carry a 4% annual coupon, paid quarterly in cash or stock, at our discretion, and are convertible for a one-year conversion term at a price of $7.20 per share. In addition, upon conversion, the note holder will be issued warrants equal to the number of shares to be issued.

Because the Euro notes’ conversion price was below the trading market price of our common stock on the day the Euro notes were issued, this resulted in an embedded, beneficial conversion element. As a result, we recorded a debt discount of $301,000 and this will be accreted over the life of the debt or sooner in the event of conversion. As of March 31, 2003, holders of approximately 76% of aggregate outstanding principal of the Euro notes had converted their notes into common stock. Upon conversion of these notes in 2002, we expensed warrants to purchase 112,442 shares of common stock at $9.60 per share for $293,000. The warrants are fully vested and expire in June 2007. In 2002, we recorded non-cash interest expense of $573,000 relating to amortization of debt discount and issuance of common stock warrants related to the Euro notes.

Also during 2002, we issued two convertible notes to Laurus Master Fund (“Laurus”). In May 2002, we issued Laurus a 12%, 15-month convertible note in the principal amount of $1.25 million. The note is convertible at a price of $8.40 per share. The Company secured a three-month deferral of principal and interest under the note. In connection with the issuance of the 12% convertible note in May 2002, we issued to Laurus warrants to purchase 20,833 shares of common stock at $10.08 per share. The warrants are fully vested and expire on May 2009.

On November 7, 2002, we issued Laurus a 12% convertible note in the principal amount of $300,000. The note is convertible at a price of $5.10 per share and is payable on a monthly basis over 18 months. In connection with the issuance of the 12% convertible note in November 2002, the Company issued warrants to purchase 12,500 shares of common stock at $5.10 per share.

Because the Laurus notes’ conversion prices were below the trading market prices of our common stock on the dates of issue, this resulted in an embedded, beneficial conversion element. We recorded a debt discount of $779,000 that will be accreted over the life of the debt or sooner in the event of conversion. In 2002, we recorded non-cash interest expense of $421,000 relating to the accretion of debt discount and conversions related to the Laurus notes. The price at which these Laurus notes convert into our stock generally varies monthly in proportion to the price of our stock at the time of conversion, and is based generally on a trailing market price.

As part of the November 7, 2002 convertible note transaction, we also adjusted the conversion price of the May 2002 convertible note and the 20,833 warrants (which had been purchased by the same investor) to $5.10 per share. The term of the May 2002 note was extended to May 7, 2004. The reprice resulted in a non-cash charge of $130,000 in the fourth quarter ended December 31, 2002 related to debt conversion expense. We will incur additional non-cash debt conversion expense in the future upon the conversion of both notes.

On February 14, 2003, we entered into a $1 million revolving line of credit with Laurus. This revolving line of credit (the “line”) is secured by our account receivables and other assets, and we have the ability to draw down advances under the line subject to various advance limits. Under the terms of the line, we have the ability to convert advances made into our common stock at a fixed conversion price of $6.78 per share. In connection with the line, we issued to Laurus a warrant to purchase 12,500 shares of our common stock at $6.78 per share.

On March 28, 2003, we signed a securities purchase agreement (the “March Purchase Agreement”) under which we raised $1.5 million through the issuance of 7% convertible notes with a fixed conversion price of $3.90 per share. Closings of this financing occurred in March, April and May 2003. In connection with notes issued under this agreement, we also issued warrants to purchase up to 96,153 shares of our common stock at $6.00 per share. Pursuant to this agreement, on March 28, 2003, we issued in favor of Palisades Master Fund L.P. (“Palisades”) a note in the amount of $500,000, together with a warrant to purchase up to 32,051 shares of our common stock. Because the conversion price of this note was below the market price of our stock on the date the note was issued, this resulted in an embedded beneficial conversion element. We recorded a non-cash debt discount of $53,000 related to this note in our quarter ending March 31, 2003.

For the foreseeable future, we expect to incur substantial additional expenditures associated with cost of sales and with research and development, in addition to increased costs associated with staffing for management, manufacturing, sales and marketing and administration functions. We are continuing to seek other sources of additional capital to fund operations until we are able to fund operations through internal cash flow.

Cash used in operations was $877,000 at March 31, 2003, compared to $1,180,000 for the same period in 2002. The decrease in cash used in operations for the quarter ended march 31, 2003, compared to the same period in the prior year was due primarily to a lower net loss and a decrease in inventory. Cash used in operations was $4.1 million for the year ended December 31, 2002, compared to $7.2 million for the same period in 2001, despite a much larger net loss from continuing operations in 2002 versus 2001. The decrease in cash used in operations for the year ended December 31, 2002, compared to the prior year was primarily due to lower engineering and general and administrative expenses.

Cash used in investing activities as of March 31, 2003, was $5,000, compared cash provided of $488,000 as of March 31, 2002. Cash provided by investing activities for the quarter ended March 31, 2002, was primarily the result of our sale of marketable securities in early 2002. Cash provided by investing activities for the year ended December 31, 2002, was $414,000, compared to cash provided of $1.4 million as of December 31, 2001. Cash provided for the year ended December 31, 2002, was primarily the result of our sale of marketable securities in early 2002.

Cash provided by financing activities for the quarter ended March 31, 2003, was $910,000, compared to cash provided of $136,000 at March 31, 2002. This change was primarily due to the issuance of convertible notes. Cash provided by financing activities for the year ended December 31, 2002 was $3.2 million, compared to cash provided of $236,000 at December 31, 2001. This change was primarily due to Euro note financing and convertible note financings with Laurus in 2002.

At March 31, 2003, we had no material commitments other than our operating leases. Our future capital requirements will depend upon many factors, including the timing of research and product development efforts, the possible need to acquire new technology, the expansion of our sales and marketing efforts, and our expansion internationally. We expect to continue to expend significant amounts in all areas of our operations.

Subsequent Events

Pursuant to the March Purchase Agreement described under “Liquidity and Capital Resources” above, in April and May 2003, we raised $1,000,000 through the sale of 7% convertible notes with a fixed conversion price of $3.90. The April and May closings were the final two closings pursuant to the March Purchase Agreement, pursuant to which we raised an aggregate of $1,500,000. In connection with these notes, we issued to the investors warrants to purchase up to an aggregate of 96,153 shares of our common stock at $6.00 per share.

In May 2003, in exchange for cancellation of existing promissory notes, we issued 7% Convertible Debentures in an aggregate principal amount of $228,497 to NV Administratieskantoor opgericht door Bankierskantoor M. van Embden NV and Amstgeld Global Custody BV. These notes are convertible into our common stock at a fixed conversion rate of $3.90 (subject to a ratchet antidilution clause, which might be triggered by this offering) and are due 24 months from the date of issuance. In connection with this, we issued warrants to purchase up to an aggregate of 14,647 shares of our common stock. These warrants have an exercise price of $6.00 per share and are to expire three years after issuance. In addition, we are obligated to enter into a separate arrangement with these investors pursuant to which we may issue additional warrants to them or provide other consideration for services to be rendered to us.

Subject to adjustments resulting from internal audit processes as well as review by our independent auditors, we expect to report total revenue from all sources of approximately $715,000 for our quarter ended June 30, 2003.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, we evaluate our estimates and judgments, including those related to customer revenues, bad debts, inventories, intangible assets, income taxes, restructuring costs and contingencies and litigation. We base our estimates and judgments on our experience and on various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies, among others, affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition

Product Revenue:

Revenue from product sales is recognized when title and risk of loss transfer to the customer, generally at the time the product is delivered to the customer. Revenue is deferred when customer acceptance is uncertain or when undelivered products or services are essential to the functionality of delivered products. The estimated cost of warranties is accrued at the time revenue is recognized.

Contract Service Revenue:

Revenue from support or maintenance contracts, including extended warranty programs, is recognized ratably over the contractual period. Amounts invoiced to customers in excess of revenue recognized on support or maintenance contracts are recorded as deferred revenue until the revenue recognition criteria are met. Revenue on engineering design contracts, including technology development agreements, is recognized on a percentage-of-completion method, based on costs incurred to date compared to total estimated costs, subject to acceptance criteria. Billings on uncompleted contracts in excess of incurred costs and accrued profits are classified as deferred revenue.

License Revenue:

Revenues from license fees are recognized when persuasive evidence of a sales arrangement exists, delivery and acceptance have occurred, the price is fixed or determinable, and collectability is reasonably assured.

Allowances for Doubtful Accounts, Returns and Discounts:

We establish allowances for doubtful accounts, returns and discounts based on credit profiles of our customers, current economic trends, contractual terms and conditions and historical payment, return and discount experience, as well as for known or expected events.

Warranty Reserves:

We provide a limited warranty for our products. A provision for the estimated warranty cost is recorded at the time revenue is recognized. Liabilities for the estimated future costs of repair or replacement are established and charged to cost of sales at the time the related revenue is recognized. The amount of liability to be recorded is based on management’s best estimates of future warranty costs after considering historical and projected product failure rates and product repair costs.

BUSINESS

Overview

We are an industry leader in developing products that enable the transportation and distribution of real-time, high-quality video over Internet Protocol (IP) networks, such as the networks that comprise the Internet. Our products are currently used in two different segments of the video market. Cable companies use our products to supply video-on-demand services. Our products are also used by a variety of providers to transmit high-quality, real-time video to one or more locations throughout the United States or the world (which we refer to as “long-haul transmission”). Since our products transmit video content using IP communication networks, our customers can use existing infrastructure, thus lowering their costs and permitting them greater flexibility in the delivery of video content. Our customers include cable, broadcast and satellite companies, movie studios, carriers and government and educational institutions. Collectively, we refer to these customers as communication service providers, or simply as providers.

Industry Background

Current delivery of real-time, high-quality video

Current technologies for transmitting real-time, high-quality video over long distances require establishment and full dedication of a circuit for the duration of a transmission, regardless of whether the circuit is being used by the end-user. The concept is similar to a traditional telephone network: a call is placed and a circuit between two (or multiple) points is established and thereafter remains open for the duration of the call (regardless of whether anyone is speaking).

In the case of long-haul transmission, establishing a communication circuit capable of transmitting high-quality video requires considerable set-up, and such circuits cannot be established on short notice or quickly changed. As a result, traditional technologies for long-haul video transport typically require procuring expensive, dedicated bandwidth that remains open at all times regardless of usage and is often priced on a monthly or longer basis.

Cable and satellite companies typically deliver programming to viewers using proprietary transmission networks. Traditional technologies underlying these networks generally require that all available packages of programs transmitted on a given network be broadcast to every subscriber on that network. As a result, limited bandwidth remains available for provision of interactive video services, such as video-on-demand, whereby a viewer receives only that video content which a viewer has requested. Because of the technologies underlying most cable and satellite networks, interactive services such as video-on-demand currently are available only on a limited basis and in select cable markets. Satellite companies are generally unable to deliver services that require two-way communications.

In order to increase the amount of real-time programming available to viewers on demand, a more efficient delivery method must be used to bring that programming to a point at which it can be accessed by the viewer. IP networks are inherently well-suited for this.

The rise of IP networks

The advent of IP networks has resulted in a dramatic increase in the transmission and exchange of data, information and ideas. IP networks chop data into small packets that are addressed to and received by designated addresses. These packets can be transmitted over networks independent of one another. By dividing and reassembling data using switches and directing the data from source to destination using routers, IP networks minimize wasted bandwidth by using bandwidth in quick bursts and only when needed. In addition, IP networks were designed to overcome failure of any particular portion of the network. If a particular pathway on the network fails, alternate routes to the same destination are available. However, because each packet travels independent of the others and possibly by a different pathway, certain packets can be delayed or delivered out of order relative to others, or may not ever arrive at the intended destination.

The impact of late or missing packets on a transmission depends in large part on the kind of data being transmitted. In the case of written text, for instance, delay in the arrival of packets will likely not be noticed by the recipient. For this reason, email is an ideal form of communication for IP networks.

For high volume transmissions that must be delivered continuously, such as real-time, high-quality video, even a few milliseconds of delay may be noticeable by the viewer. The majority of video consumers have become accustomed to high-quality delivery and we believe new service offerings must provide quality at least as good as that to which the target viewing audience has become accustomed. Thus, IP networks have not been well-suited for delivery of real-time, high-quality video. While it is currently possible to view video clips (such as movie trailers) over the Internet, the inability of traditional equipment to use IP networks to deliver real-time, broadcast-quality video requires that the clips first be downloaded, and then played. This download-and-play approach has limited application because, for instance, a 2.5-hour movie may take 6 hours to download over a T1 or DSL line.

In order to permit the separate transmission and reassembly of data packets over IP networks, each packet carries an “address” which identifies it as a part of a particular transmission sent to a particular destination. Because IP data packets are addressable, IP networks can be used by cable providers to send data to a specific address in a network, in contrast to traditional delivery systems that broadcast video content to all subscribers on the network. This characteristic enables the efficient use of limited bandwidth by permitting the transmission to a particular destination of only that data required at that destination.

The Path 1 Solution

Our products perform three primary functions. First, at a point near the source of the video, they process and prepare multiple video feeds for delivery over an IP network. Our products convert the video feeds into an IP format for delivery over IP networks. Second, at the receiving end, our products combine video streams arriving over the IP network into single streams for delivery to the end-viewer. This may include the conversion of the IP signal back into its original format or into some other format. Third, and perhaps most important, when preparing video feeds for delivery over an IP network, our products condition the video data to avoid impairments or disruptions that would otherwise deteriorate the quality of the video signal. The benefits to providers who use our products include the following:

•	Feasibility—IP offers wider bandwidths than are currently available on alternate video transmission methods (such as satellite and DS-3);

•	Efficiency—by using bandwidth only when needed, a greater amount of content can be passed over a provider’s network;

•	Content on demand—no longer compelled to broadcasting content uniformly to all end-users, providers can send specific content to only those requesting it, further reducing bandwidth constraints (both into the home and within the network);

•	Decreased capital costs—the ability to use the extensive installed base of IP networks and the equipment used to support it gives video providers the ability to upgrade service offerings without a massive increase in capital cost;

•	Decreased operations costs—IP networks, designed to be fault-tolerant and self-correcting, can reduce the need for redundant back-up networks and significantly reduce maintenance and support costs; and

•	Customization and flexibility—the software architecture underpinning our products allows providers to increase the volume of video traffic being delivered by the remote activation of additional ports or features within our products, rather than incurring costs associated with new equipment installation.

We believe our technology can be used for a wide variety of purposes by communication service providers. Specific services and applications our technology can enable include the following:

Cable Companies

Our Chameleon vidX product line designed for cable companies allows them to use existing digital set-top boxes already in consumer homes to provide video-on-demand services, a significant competitive advantage over most satellite providers. The more efficient use of existing bandwidth within the network allows cable companies to increase the volume of content (whether movies, television or live events) available for delivery whenever requested by the cable subscriber, or to increase the number of subscribers served with existing content volume. We believe that the desire for video-on-demand—indeed, all content-on-demand—will continue to rise as consumers become increasingly aware of its availability and benefits and as IP networks enabled by our products provide access to significant amounts of interactive programming previously unavailable. Cable companies currently using our products include companies such as Time Warner and Cablevision.

Additionally, our products provide cable companies with flexibility to deliver high definition television, which could potentially overwhelm the bandwidth capacity of current delivery technologies. High definition television requires at least five times the bandwidth currently required for standard television transmissions. Using our products, providers can avoid incurring significant capital expenditures to increase the capacity of existing infrastructure, and can avoid significant recurring costs to maintain and support the expanded networks resulting from high definition television and increased numbers of channels. Should these providers use existing methods of transmission, they might eventually be forced to decrease programming or other services to conserve bandwidth.

Broadcasters and News Organizations

Broadcasters and news organizations need to move high quality video over long distances. Typically, they use satellite links or procure dedicated bandwidth on fiber lines, both of which are very expensive and usually require multi-year contracts. Our products allow the same video to be moved over existing IP networks at significantly reduced cost.

Currently, broadcasters use our Cx1000 product to deliver broadcast video in key US and European cities. Wiltel/Vyvx has moved video operations centers into networking facilities to merge IP video, voice and data services that use our Cx1000 product for video.

Satellite Providers

Satellite providers broadcast signals to earth from satellites 22,000 miles above sea level. Because of the coverage area from that altitude, satellite broadcasts are capable of reaching vast areas. Uplinking content to the satellite for subsequent broadcast back to Earth, however, must be done at earth stations located in areas with characteristics favorable for uplinking. Currently, many satellite providers collect content at these uplink earth stations. As a result, information often “hops” from its source to and from the earth via interim earth stations and satellites until it reaches the satellite positioned to deliver the content to the end-user. Satellites generally have a maximum 15-year useful life, requiring satellite providers to periodically revisit the very high cost of launching and maintaining a satellite in orbit.

Our Cx1000 product line allows satellite providers to gather content at uplink earth stations without the need to hop the content through interim satellites, reducing the strain on, and cost of, satellite networks and their maintenance. In addition to the cost savings, collecting information at uplink earth stations via IP networks, as opposed to satellite hops, increases the speed by which information moves from source to consumer. Use of our products enables satellite providers to avoid the delay associated with “live” satellite feeds. Each satellite hop introduces a half-second delay whereas transportation over fiber may have less than a quarter-second delay. PanAmSat uses our Cx1000 on the Level (3) Communications backbone to interconnect earth stations for video routing with the least delay.

Movie Studios and Government Agencies

Certain industries require delivery of exceptionally high resolution, real-time video. Military and other government units require a unique level of sound and picture quality upon which they can make critical, high-consequence decisions. Movie studios demand similar standards upon which to make artistic or editorial decisions regarding their multi-million dollar productions.

To attain the level of resolution required by studios and for government applications, data must be delivered uncompressed. Compression, a common means for transporting high-resolution data, is designed to eliminate what would typically be redundant or unnecessary information, or to allow data to fit on satellites’ limited bandwidth. Because of the high level of detail required by these industries, what is generally acceptable TV-quality degradation becomes unacceptable. The opposing requirements of exceptionally high resolution and high bit-rate make most delivery methods (such as satellite) unusable. Our Cx1000 enables the delivery of exceptionally high resolution, high bit-rate, and real-time video. Our products are currently being used by DreamWorks LLC for domestic and international creative collaborations using high-definition video cameras. Additionally, C-Span uses our products to televise real-time, interactive classrooms between Washington, D.C. and the University of Denver.

Our Technology

We employ a proprietary network-processor-based architecture. Most existing product designs are based largely on hardware or less flexible chipsets, which require hands-on manipulation in the field to correct errors or provide upgrades. We use a mixed architecture that relies on a network processor for more complex tasks and hardware for more basic functions. This approach speeds product development times and reduces both development and production costs when compared to designs that are based largely on hardware.

Our network-processor-based architecture also allows us to offer feature upgrades to our customers without requiring return of equipment. For example, a customer may begin with a 4 port software-enabled version of our Chameleon products. The same hardware platform supports from one to eight inputs and outputs in IP networks with feature sets licensed by the customer. Over time the customer can choose to software-enable additional input ports, increase video stream counts or rates, or add output port capability—all without returning the installed equipment. Alternatively, our products can be licensed to transport only standard definition TV or both standard definition and high definition TV over IP networks.

Our products are also capable of assuming a larger role in the delivery of real-time, high-quality video. The process by which video is transmitted to the end viewer or user is complex and involves numerous networks, systems and components. The flexible architecture of our products allow them to easily perform functions such as file caching and serving, whereby files can be temporarily stored in our products for quick delivery to the consumer or user without the need to access large video servers. Today, separate large and expensive video servers are necessary to provide video-on-demand services to a discreet number of homes. By implementing caching and serving capabilities, our products can move some of the necessary functions of video delivery to the periphery of networks, thus reducing the strain on core portions of networks, and reducing the need for numerous expensive video servers.

Our products easily integrate into existing networks enabling real-time, high-quality video service in IP access networks.

Product Development

Our product development efforts are continuous and based on customer requirements for increased performance, flexibility and functionality. To increase performance, we will move to next generation network processor designs developed by Intel as needed to provide increased throughput and processing capabilities. To increase flexibility, we will bring to market new products that provide scaleable solutions that can be deployed under initial conditions of throughput and other critical parameters, yet grow as requirements change due to increases in demand or number of subscribers. To increase functionality, we will evaluate logical additions to our products that will better fit customers’ evolving needs. For example, our Chameleon product line has already been upgraded from a pure multiplexer/demultiplexer family of products delivering video-on-demand to one that also delivers regular broadcast channels over IP networks. Our research and development expenses were approximately $1.5 million in 2002 and $1.78 million in 2001.

Our Strategy

We believe that our technology and our products can be used in many different applications by communication services providers. Our strategy is to aggressively pursue (within our financial and other means) resources that introduce our products into the market. We intend to pursue strategic relationships with major equipment providers and content providers, as well as building a direct sales and marketing staff within the company. For example, in May 2003 we signed a worldwide original equipment manufacturer agreement with Scientific-Atlanta, under which we will private label and sell to Scientific-Atlanta our Chameleon vidX products, and under which Scientific-Atlanta will act as a reseller of our Cx1000 product. Under this agreement, Scientific-Atlanta will purchase products from us on an as-needed basis. Also in May 2003, we signed a similar original equipment manufacturer agreement with Aurora Networks.

We are a small, cohesive company and able to react quickly to changes in market conditions. Our flexibility has in the past enabled us to successfully redirect our efforts as circumstance required.

Although substantially all our sales to date have come from within the United States, we believe opportunities exist internationally as well. In particular, we believe that the delivery of video over digital subscriber lines (DSL) represents an emerging market for our products, particularly in Europe and Asia where there exists an infrastructure of twisted copper wire. Limited amounts of coaxial cable and fiber exist in these areas. We believe the cost of installing cable and fiber will be significant and, as a result, there will be a continuing reliance on DSL. We recently developed a version of our Chameleon vidX product that we believe will provide new options for the delivery of video-on-demand over DSL.

Competition

We face competition in each of the target markets for our products, services and products in development.  A number of established and development-stage companies in these markets offer similar or alternative technological solutions for convergence of real-time data, such as audio and video, over IP networks as well  as real-time, high-quality transmission of video over IP networks. We anticipate that we will face increased competition in the future as competitors enhance their product offerings and new competitors emerge. For example, our largest customer, Scientific-Atlanta, has a product that competes with our Chameleon vidX product line. Scientific-Atlanta has significantly greater resources and industry clout and, therefore, could threaten the viability of our business. Scientific-Atlanta has been our largest customer, and any reduction in the level of business that we do with it could have an adverse material impact on our business.

Many of our competitors have substantially greater financial, technical and marketing resources, larger customer bases, longer operating histories, greater name recognition and more established relationships in the industry than we do. As a result, certain of these competitors may be able to develop products that directly compete with ours and may be able to succeed with inferior product offerings. These competitors may also  be able to adapt to new or emerging technologies and changes in customer requirements more readily, take advantage of acquisition and other opportunities more effectively, devote greater resources to the marketing and sale of their products and adopt more aggressive pricing policies than we can. In addition, these competitors have entered and will likely continue to enter into joint ventures or consortiums to provide additional value-added services competitive with those provided by us.

Intellectual Property

We rely on a combination of trademark, copyright and trade secret laws in the United States and other jurisdictions as well as confidentiality procedures and agreements to protect our proprietary technology and brands. We also rely on patent protection.

We expect to trademark certain technology and product names as we deem it appropriate. We rely on trade secrets to protect certain areas of our technology, including the areas of fast context switching in embedded operating systems, real-time embedded architectures, signal processing techniques for artifact-free signals, and low-latency software drivers. In addition, we rely on three issued patents covering aspects of our technology and have filed applications for several additional patents. We believe that factors such as the creativity and technological skills of our personnel, new product developments, frequent product enhancements, reliable customer service and product maintenance are more important than intellectual property rights to establishing and maintaining a technology leadership position.

Our policy is to enter into confidentiality and invention assignment agreements with all employees and consultants, and nondisclosure agreements with all other parties to whom we disclose confidential information. These protections, however, may not be adequate to protect our intellectual property rights.

Manufacturing

We outsource all manufacturing of our products to Arrow Electronics under an agreement we have with them. This agreement is terminable upon 30 days’ notice given by either party.

Marketing

We rely primarily on our distribution partners to sell our products. We also maintain a small direct sales force. We are exploring a wide variety of potential markets and opportunities in an effort to educate potential customers and the public of the benefits of our products.

Employees

As of April 30, 2003, we had 26 employees, all of them in the United States, of whom 12 were in research and development, 7 were in marketing and sales, 5 were in finance and administration and 2 were in operations. Our employees are not represented by any collective bargaining unit. We have never experienced a work stoppage.

Properties

We lease approximately 15,000 square feet of office space within one facility in San Diego, California. These offices are used for research and development, prototype production, sales and marketing and administration. We believe our current U.S. facilities are adequate to meet our near-term space requirements.

Legal Proceedings

There are no material legal proceedings pending against us.

MANAGEMENT

Executive Officers and Directors

Set forth below are the name, age, position and a brief account of the business experience of each of our executive officers and directors as of March 31, 2003.

Name	Age	Position

Frederick A. Cary	53	Chairman, President and Chief Executive Officer

David A. Carnevale	55	Vice President, Marketing

Dr. Ronald D. Fellman	48	Chief Technology Officer

Dr. Yendo Hu	40	Vice President, Engineering

John R. Zavoli	43	Chief Financial Officer, General Counsel and Secretary

Patrick Bohana	59	Vice President, Sales and General Manager

James A. Bixby	56	Director

Robert B. Clasen	58	Director

Dr. Moshe Nazarathy	51	Director

Robert L. Packer	42	Director

Frederick A. Cary serves as the Chairman of our Board of Directors, a position he assumed in March 2002, and as our President and Chief Executive Officer, positions he assumed in September 2001. From February 2001 through July 2001, Mr. Cary was Chief Executive Officer of 3rd Pipe Communications, Inc., a provider of fixed wireless broadband connections. Mr. Cary was the Chief Executive Officer of Azur, Inc., a developer of mobile information software, from July 2000 to December 2000. Prior to that, Mr. Cary was Chief Executive Officer of Boxlot, Inc., an enterprise software company, from January 1998 to July 2000. Mr. Cary holds a J.D. from Thomas Jefferson Law School.

David A. Carnevale joined Path 1 in November 2001 as Executive Vice President, Marketing and Sales, and has served as Vice President of Marketing since February 2003. From February 2000 to November 2001, Mr. Carnevale served as Vice President of Marketing for MicroVault, Inc., an Internet security company, as well as Azur, Inc., a developer of mobile information software. Mr. Carnevale was Senior Vice President of Marketing at Mitsubishi Electronics America from September 1998 to February 2000. He was also Director of Marketing for the Telecom Network Solutions Division of Compaq Computer Corporation (acquired by Hewlett Packard Co.) from February 1998 to September 1998. Mr. Carnevale holds an M.B.A. from Stanford University and a B.S. from Rensselaer Polytechnic Institute.

Dr. Ronald D. Fellman serves as our Chief Technology Officer, a position he assumed in April 2000, and has been a member of our Board of Directors since our inception in January 1998. A co-founder of Path 1, Dr. Fellman served as our President from January 1998 until April 2000 and as Chief Executive Officer from January 1999 until April 2000. Dr. Fellman received his B.S. (Summa Cum Laude), M.S., and Ph.D. degrees from the University of California, Berkeley.

Yendo Hu joined Path 1 in September 1999 and is currently Vice President, Engineering. Prior to joining Path 1, Dr. Hu was the Director of Systems Engineering at Tiernan Communications Inc., a provider of digital television compression and transmission products, from February 1996 to August 1999. Dr. Hu received his Bachelor’s and Master’s degrees in Electrical Engineering from Cornell University, and his Ph.D. in Electrical Engineering from the University of California, San Diego.

John R. Zavoli joined the Company in October 2002 and currently serves as Chief Financial Officer, General Counsel and Secretary. Prior to joining Path 1, Mr. Zavoli served as Chief Financial Officer and General

Counsel for WayNet, Inc., a video service provider, from November 2001 until September 2002, and as Chief Financial Officer and General Counsel for Valiant Networks, a telecommunications services company from March 2001 until October 2001. Mr. Zavoli served as Chief Financial Officer and General Counsel with Nhancement Technologies, a provider of Internet and computer telephony services, from May 2000 to February 2001. He was previously with PricewaterhouseCoopers LLP from June 1997 until May 2000, most recently as a partner. Mr. Zavoli received his B.S. in Accounting from the University of Illinois, his J.D. from The John Marshall Law School, and his LL.M. from Boston University School of Law.

Patrick Bohana joined us in February 2003 as Vice President, Sales and General Manager. He previously served as Vice President and General Manager of Tandberg Television’s North America region operations from 1997 to 2003.

James A. Bixby was appointed to serve as director of the Company in December 2000. Mr. Bixby is a member of our Audit Committee. Mr. Bixby has served as Chairman of the Board of Directors and Chief Executive Officer of SeQual Technologies, Inc. since 1998. SeQual is in the business of developing medical and industrial equipment. From 1995 until 1999 Mr. Bixby served as a Board member and member of the audit committee of QLogic Corp., a developer and provider of storage area networks. Currently, Mr. Bixby is a Director of Biohydration Research Lab, and GCS, Inc. Mr. Bixby received his B.S.E.E. from the Massachusetts Institute of Technology, his M.S.E.E. from the University of California, Berkeley, and his Master of Engineering degree in engineering management from the University of California, Los Angeles.

Robert B. Clasen has been a member of our Board of Directors since April 2002. He also acts as a consultant to us. Previously, Mr. Clasen was Chairman and CEO of ICTV Inc., an interactive/internet television provider, from July 1999 to June 2001. Mr. Clasen was President and CEO of ComStream Corporation, an international provider of digital transmission solutions for voice, data, imaging, audio and video applications for satellite and terrestrial broadband systems, from January 1998 to December 1998. Currently Mr. Clasen is the chairman of Broadband Innovations Inc., a provider of upconverters to the cable industry.

Dr. Moshe Nazarathy has been a member of our Board of Directors since September 2002. Dr. Nazarathy also serves as a consultant to us. He is a Technology Venture Partner with Giza Ventures, a venture capital firm in Israel. Dr. Nazarathy co-founded Harmonic Inc. and, from 1988 to 2001, served as Senior VP of R&D, and corporate CTO. Dr. Nazarathy was also General Manager of Harmonic’s Israeli subsidiary and a member of Harmonic’s board of directors. Dr. Nazarathy obtained a B.Sc., cum laude and a Doctor of Science EE degree at the Technion, Israel’s Institute of Technology.

Robert L. Packer has been a member of our Board of Directors since September 2001. Mr. Packer was a co-founder of Packeteer, Inc., a provider of products for network maintenance and Internet traffic management, and served as the Chief Technical Officer and a member of the board of directors of Packeteer since its inception in 1996 until 2002. Mr. Packer holds a B.A. in Philosophy and Political Science from Swarthmore College.

Board of Directors

Pursuant to our bylaws, our board of directors shall consist of at least one and not more than seven directors, with the exact number to be fixed from time to time by our board of directors. Our board of directors currently has five members. Each director holds office until the next annual meeting of stockholders and until the director’s successor is elected and qualified.

Audit Committee

The audit committee of the board of directors is responsible for overseeing the financial matters of the Company including, but not limited to, reviewing financial controls and engaging and coordinating with independent auditors. The members of the audit committee are Messrs. Bixby, Nazarathy and Packer, and the Chairman of the audit committee is Mr. Bixby.

Compensation Committee

The compensation committee of the board of directors is responsible for overseeing the compensation matters of the Company, including but not limited to the creation and administration of all stock option plans and grants thereunder. The members of the compensation committee are Messrs. Clasen and Packer, and the Chairman of the compensation committee is Mr. Clasen.

Limitation of Liability and Indemnification of Directors and Officers

Our certificate of incorporation limits the liability of our directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

•	any breach of their duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

The limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission. Our certificate of incorporation and bylaws provide that we shall, to the fullest extent permitted by law, indemnify our directors and executive officers and other persons to whom we may lawfully provide indemnification, and to advance expenses to such persons in connection with the investigation and defense of indemnifiable actions brought against them. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of the indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the bylaws would permit indemnification.

We have entered into agreements to indemnify our directors and executive officers in addition to indemnification provided for in our charter documents. These agreements, among other things, provide for indemnification of our directors and executive officers for expenses specified in the agreements, including attorneys’ fees, judgments, fines and settlement amounts incurred by our directors or executive officers in any action or proceeding arising out of that person’s services as our director or executive officer, any of our subsidiaries or any other entity to which the person provides services at our request. In addition, we maintain directors’ and officers’ insurance. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

At present, we are not aware of any pending or threatened litigation or proceeding involving a director, officer, employee or agent in which indemnification would be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

Anti-Takeover Effects of Certain Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws

Delaware anti-takeover statute. We are subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. Subject to certain exceptions, the statute prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (1) by persons who are directors and also officers and (2) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

For purposes of Section 203, a “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the date of determination whether the person is an “Interested Stockholder,” did own, 15% or more of the corporation’s voting stock.

In addition, provisions of our certificate of incorporation and bylaws may have an anti-takeover effect. They may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders. The following summarizes these provisions.

Authorized But Unissued Shares. Our authorized but unissued shares of common stock and preferred stock are available for our board to issue without stockholder approval. We may use these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of our authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of our company by means of a proxy contest, tender offer, merger or other transaction.

EXECUTIVE COMPENSATION

The following Summary Compensation Table sets forth certain information regarding the compensation of our Chief Executive Officer and each of our other most highly compensated executive officers who were serving as executive officers as of December 31, 2002, whose salary plus bonus for 2002 exceeded $100,000, plus one former executive officer whose salary and bonus for 2002 exceeded $100,000 (collectively, the “Named Executive Officers”) for services rendered in all capacities to the Company during the fiscal years ended December 31, 2000, December 31, 2001 and December 31, 2002.

Summary Compensation Table

		Annual Compensation		Long-Term Compensation Awards
Name and Principal Position	Year	Salary	Bonus	Securities Underlying Options (#)	All Other Compensation
Frederick A. Cary	2002	$205,784	—	45,689
Chairman, President and Chief	2001	$67,161	—	108,833
Executive Officer (1)	2000	—	—	—
David A. Carnevale	2002	$139,322	—	19,569	$13,000	(5)
Vice President of Marketing (2)	2001	$13,004	—	33,333
	2000	—	—	—
Ronald D. Fellman	2002	$136,490	—	13,218
Chief Technology Officer (3)	2001	$199,853	—	—
	2000	$185,026	—	29,166
Yendo Hu	2002	$124,623	—	18,246
Vice President of Engineering	2001	$137,269	$10,500	37,500
	2000	$126,123	—	—
Richard B. Slansky	2002	$73,464	—	3,052	$35,000	(6)
Chief Financial Officer (4)	2001	$174,103	$15,000	54,837
	2000	$99,269	—	—

(1)	Mr. Cary has served as our Chief Executive Officer since September 2001.
(2)	Mr. Carnevale has served as our Vice President of Marketing since February 2003, and served as Vice President of Marketing and Sales from November 2001 to February 2003.
(3)	Dr. Fellman resigned from his position as our Chief Executive Officer in April 2000, at which time he assumed the position of Chief Technology Officer.
(4)	Mr. Slansky resigned as our Chief Financial Officer in July 2002. John R. Zavoli assumed the position of Chief Financial Officer in October 2002.
(5)	Mr. Carnevale received $13,000 in 2002 for relocation expenses.
(6)	Mr. Slansky received $35,000 in 2002 as severance payments.

Option Grants in the Last Fiscal Year

The following table provides information concerning individual grants of stock options made during fiscal year 2002 to the Named Executive Officers. We have never granted any stock appreciation rights. The exercise prices are in each case equal to the last reported sales price per share of our common stock as reported by the Over-the-Counter Bulletin Board on the trading day immediately prior to the date of grant.

The percentage of total options granted to our employees in the last fiscal year is based on options to purchase an aggregate of 200,532 shares of common stock granted under our option plan to our employees in 2002.

In 2002, in an effort to reduce expenditures, we instituted an equity-for-salary program that initially affected almost all of our employees (the “Expense Reduction Program”). The Expense Reduction Program was later scaled back to affect only certain executive level employees. Under this program, each participating employee would receive an immediately exercisable and fully vested option to purchase up to a number of shares of our common stock equal to four times the number of dollars of salary foregone divided by the last reported sales price of our common stock as reported by the Over-the-Counter Bulletin Board on the date the employee’s salary would otherwise have been paid. The exercise prices of these options are in each case equal to the last reported sales price per share of our common stock as reported by the Over-the-Counter Bulletin Board on the date the employee’s salary would otherwise have been paid. With respect to the Named Executive Officers, under the Expense Reduction Program, we granted a total of 53,941 options at a weighted average exercise price of $10.56.

Name	Number of Shares of Common Stock Underlying Options Granted (#)		Percent of Total Options Granted to Employees in Last Fiscal Year	Exercise Price ($/sh)	Expiration Date
Frederick A. Cary	45,689	(1)	22.78%	(1)	(1)
David A. Carnevale	19,569	(2)	9.76	(2)	(2)
Ronald D. Fellman	13,218	(3)	6.59	(3)	(3)
Yendo Hu	18,246	(4)	9.10	(4)	(4)
Richard B. Slansky	3,052	(5)	1.52	(5)	(5)

(1)	Consists of (i) an immediately exercisable option to purchase up to 29,167 shares of our common stock with an exercise price of $7.80 to expire in July 2009 and (ii) options issued pursuant to our Expense Reduction Program to purchase up to an aggregate of 16,522 shares of our common stock with exercise prices and expiration dates as set forth below:

Number of Shares Granted	Exercise Price ($/sh)	Expiration Date	Number of Shares Granted	Exercise Price ($/sh)	Expiration Date
313	$24.60	01/09	572	$13.44	06/09
317	$24.30	02/09	675	$11.40	07/09
291	$26.40	02/09	922	$8.34	07/09
318	$24.18	03/09	1009	$7.62	08/09
337	$22.80	03/09	750	$10.26	08/09
950	$8.10	04/09	986	$7.80	09/09
675	$11.40	04/09	1026	$7.50	09/09
733	$10.50	05/09	1221	$6.30	10/09
427	$18.00	05/09	1394	$5.52	10/09
536	$14.34	05/09	1322	$5.82	10/09
466	$16.50	06/09	1282	$6.00	11/09

(2)	Consists of (i) an immediately exercisable option to purchase up to 8,333 shares of our common stock with an exercise price of $7.80 to expire in July 2009 and (ii) options issued pursuant to our Expense Reduction Program to purchase up to an aggregate of 11,236 shares of our common stock with exercise prices and expiration dates as set forth below:

Number of Shares Granted	Exercise Price ($/sh)	Expiration Date	Number of Shares Granted	Exercise Price ($/sh)	Expiration Date
213	$24.60	01/09	389	$13.44	06/09
215	$24.30	02/09	459	$11.40	07/09
198	$26.40	02/09	626	$8.34	07/09
216	$24.18	03/09	687	$7.62	08/09
230	$22.80	03/09	510	$10.26	08/09
646	$8.10	04/09	671	$7.80	09/09
459	$11.40	04/09	697	$7.50	09/09
498	$10.50	05/09	830	$6.30	10/09
291	$18.00	05/09	948	$5.52	10/09
365	$14.34	05/09	899	$5.82	10/09
317	$16.50	06/09	872	$6.00	11/09

(3)	Consists of options to purchase shares of our common stock issued pursuant to our Expense Reduction Program with exercise prices and expiration dates as set forth below:

Number of Shares Granted	Exercise Price ($/sh)	Expiration Date	Number of Shares Granted	Exercise Price ($/sh)	Expiration Date
250	$24.60	01/09	458	$13.44	06/09
253	$24.30	02/09	540	$11.40	07/09
233	$26.40	02/09	738	$8.34	07/09
254	$24.18	03/09	808	$7.62	08/09
270	$22.80	03/09	600	$10.26	08/09
760	$8.10	04/09	789	$7.80	09/09
540	$11.40	04/09	820	$7.50	09/09
586	$10.50	05/09	977	$6.30	10/09
342	$18.00	05/09	1,115	$5.52	10/09
429	$14.34	05/09	1,057	$5.82	10/09
373	$16.50	06/09	1,026	$6.00	11/09

(4)	Consists of (i) an immediately exercisable option to purchase up to 8,333 shares of our common stock with an exercise price of $7.80 to expire in July 2009 and (ii) options issued pursuant to our Expense Reduction Program to purchase up to an aggregate of 9,913 shares of our common stock with exercise prices and expiration dates as set forth below:

Number of Shares Granted	Exercise Price ($/sh)	Expiration Date	Number of Shares Granted	Exercise Price ($/sh)	Expiration Date
188	$24.60	01/09	343	$13.44	06/09
190	$24.30	02/09	405	$11.40	07/09
175	$26.40	02/09	553	$8.34	07/09
191	$24.18	03/09	606	$7.62	08/09
202	$22.80	03/09	450	$10.26	08/09
570	$8.10	04/09	592	$7.80	09/09
405	$11.40	04/09	615	$7.50	09/09
439	$10.50	05/09	733	$6.30	10/09
256	$18.00	05/09	836	$5.52	10/09
322	$14.34	05/09	793	$5.82	10/09
280	$16.50	06/09	769	$6.00	11/09

(5)	Consists of options issued pursuant to our Expense Reduction Program to purchase up to an aggregate of 3,052 shares of our common stock with exercise prices and expiration dates as set forth below, but only exercisable through July 2005:

Number of Shares Granted	Exercise Price ($/sh)	Expiration Date	Number of Shares Granted	Exercise Price ($/sh)	Expiration Date
219	$24.60	01/09	665	$8.10	04/09
222	$24.30	02/09	472	$11.40	04/09
204	$26.40	02/09	513	$10.50	05/09
223	$24.18	03/09	299	$18.00	05/09
236	$22.80	03/09

Aggregated Option Exercises in the Last Fiscal Year and Fiscal Year-End Option Value

The following table provides information with respect to the exercise of stock options during 2002 and the value of stock options held as of December 31, 2002, by each of the Named Executive Officers.

			Number of Securities Underlying Unexercised Options at FY-End (#)		Value of Unexercised In- The-Money Options at December 31, 2002 ($) (1)
Name	Shares acquired on exercise (#)	Value Realized ($)	Exercisable	Unexercisable	Exercisable	Unexercisable
Frederick A. Cary	—	—	33,449	93,073	$250	$0.00
David A. Carnevale	—	—	19,569	33,333	$170	$0.00
Ronald D. Fellman	—	—	42,384	—	$200	$0.00
Yendo Hu	569	$5,060	38,510	16,667	$150	$0.00
Richard B. Slansky	—	—	26,219	—	$0	—

(1)	We have based the value of unexercised in-the-money options as of December 31, 2002 on $5.70, the last reported sales price per share of our common stock as reported by the Over-the-Counter Bulletin Board on December 31, 2002, less the applicable exercise price per share, multiplied by the number of shares underlying such options. Actual gains on exercise, if any, will depend on the value of our common stock on the date on which the shares are sold.

Director Compensation

We generally pay our non-employee directors $2,000 per month for their service as directors, including their service on any committee of the board. We have also granted each of our non-employee directors an option to purchase up to 4,167 shares of our common stock that vests quarterly over two years. Mr. Packer has chosen not to receive any cash compensation from us for his services as a director.

Employment Contracts, Termination of Employment and Change in Control Arrangements

In February 2003, we entered into a letter agreement with Patrick Bohana regarding his employment as our Vice-President, Sales. In consideration of his services, we pay Mr. Bohana an annual base salary of $175,000. Mr. Bohana is entitled to a $20,000 bonus in the event we derive $8 million in revenue from products sales, and is entitled to a bonus in the amount of 0.2% of the total revenues derived from products sales over $8 million (with a maximum bonus potential of $50,000). In connection with the letter, we granted Mr. Bohana an option to purchase up to 15,000 shares of our common stock. The shares underlying this option vest and become exercisable over four years in sixteen quarterly installments. This option has a per share exercise price of $6.60 and is to expire 7 years after grant. In the event Mr. Bohana is terminated for any reason other than cause, for three months we will continue to pay Mr. Bohana his salary and continue his benefits coverage. In addition, should Mr. Bohana chose to relocate to San Diego in his first 18 months with us, we have agreed to pay him $10,000 in connection with the relocation and $900 a month (for six months) for temporary living accommodations in San Diego.

In January 2003, we entered into a letter agreement with Dr. Ronald Fellman, our Chief Technical Officer. Under this letter, Dr. Fellman agreed to contribute 33,333 shares of our common stock to us. In consideration, in the event Dr. Fellman is terminated other than “for cause” (as set forth in the letter) or voluntarily resigns, for seven months we will continue to pay Dr. Fellman his salary and continue his benefits coverage. In addition, upon any termination, we will repay all amounts outstanding under any loan Dr. Fellman has made to us, if any. We reimbursed Dr. Fellman for the reasonable attorney fees and related costs he incurred negotiating and executing the letter and the transactions contemplated in the letter.

In October 2002, we entered into a letter agreement with John R. Zavoli regarding his employment as our Chief Financial Officer and General Counsel. In consideration of his services, we pay Mr. Zavoli an annual base salary of $165,000. In connection with the letter, we granted Mr. Zavoli an option to purchase up to 16,667 shares of our common stock. The shares underlying this option vest and become exercisable over four years in sixteen quarterly installments. This option has a per share exercise price of $5.52 and is to expire October 2009. In the event Mr. Zavoli is terminated for any reason other than cause, for two months we will continue to pay Mr. Zavoli his salary and continue his benefits coverage and, after Mr. Zavoli has been with us for six months, this period will be increased to three months.

In November 2001, we entered into a letter agreement with David A. Carnevale regarding his employment as our Vice-President, Marketing and Sales. In consideration of his services, we pay Mr. Carnevale an annual base salary of $170,000. In connection with the letter, we granted Mr. Carnevale an option to purchase up to 33,333 shares of our common stock. The shares underlying this option vest and become exercisable over four years in sixteen quarterly installments. This option has a per share exercise price of $32.88 and is to expire in November 2008. In the event Mr. Carnevale is terminated for any reason other than cause, for three months we will continue to pay Mr. Carnevale his salary and continue his benefits coverage. In addition, we paid Mr. Carnevale $10,000 in connection with his relocation to San Diego and agreed to pay him up to $6,000 in connection with temporary living accommodations in San Diego. Mr. Carnevale actually incurred expenses of $3,000 in connection with temporary living accommodations in San Diego, which amount we reimbursed.

In September 2001, we entered into an employment agreement with Frederick A. Cary regarding his employment as our President and Chief Executive Officer. In consideration of his services, we pay Mr. Cary an annual base salary of $250,000, which is subject to annual review by our board. Mr. Cary may be eligible for performance-based cash bonuses upon attaining specific goals agreed to by us and Mr. Cary. In connection with this agreement, we granted Mr. Cary options to purchase up to an aggregate of 108,333 shares of our common stock, of which 54,167 options (the “Time-Based Vesting Options”) vest and become exercisable over four years in sixteen quarterly installments, have a per share exercise price of $23.46 and are to expire September 2008. In the event Mr. Cary is terminated under certain circumstances within 12 months of a change-in-control of the Company, any unvested shares underling the Time-Based Vesting Options shall immediately vest. The remaining 54,167 shares underlying these options (the “Performance-Based Vesting Options”) vest over four years in sixteen quarterly installments but are exercisable only upon attainment of specific goals. Goals relating to 27,500 of the shares underlying the Performance-Based Options are tied to dates which have passed. Goals relating to 26,667 of the shares underling the Performance-Based Vesting Options are still attainable. Each of the Performance-Based Vesting Options has a per share exercise price of $23.46 and is to expire in September 2008. In the event Mr. Cary is terminated under certain circumstances within 12 months of a change-in-control of the Company, any unvested but exercisable shares underlying the Performance-Based Vesting Options shall immediately vest. In addition, in the event Mr. Cary is terminated other than “for cause” (as set forth in the agreement) or voluntarily resigns with “good reason” (as set forth in the agreement), then, upon execution of a general release of all claims against us, for 12 months we will continue to pay Mr. Cary his salary and continue his benefits coverage.

In May 2000, we entered into a letter agreement with Richard B. Slansky regarding his employment as our Chief Financial Officer. In consideration of his services, we paid Mr. Slansky an annual base salary of $140,000 and granted Mr. Slansky an option, with a per share exercise price of $26.10, to purchase up to 33,333 shares of our common stock. In June 2002, in connection with Mr. Slansky’s resignation as our Chief Financial Officer, we entered into a separation agreement and general release with Mr. Slanksy. In consideration of entering into this agreement and release, Mr. Slansky provided us certain transition services and agreed to a modification of his option such that the shares underlying it would cease vesting as of May 20, 2002, and we paid Mr. Slansky $35,000 and extended the exercise period of his option through July 2005.

In August 1999, we entered into a letter agreement with Yendo Hu regarding his employment as our Vice-President, Engineering. In consideration of his services, we agreed to pay Dr. Hu an annual base salary of

$112,000, which has since been increased to $150,000. In connection with the letter, we granted Dr. Hu options to purchase up to an aggregate of 37,500 shares of our common stock. Of these, 4,167 shares underlying these options vested and became exercisable on Dr. Hu’s first day and the remainder vest and become exercisable over four years in sixteen quarterly installments. Each of these options has a per share exercise price of $12.00 and is to expire in September 2006. In the event Dr. Hu is terminated under certain circumstances within 12 months of a change-in-control of the Company, any unvested shares underlying these options shall immediately vest.

Stock Option Plans

Our 1999 Stock Option/Stock Issuance Plan (the “1999 Plan”) was adopted by our board of directors in August 1999 and approved by our stockholders in April 2000. Under the 1999 Plan, options exercisable for a total of 439,358 share of our Class B Common Stock were granted. In October 2001, we adopted an option exchange program pursuant to which all outstanding options to purchase shares of our Class B Common Stock were exchanged for options to purchase shares of our Class A Common Stock (which, in February 2002, we reclassified as “common stock”) under our 2000 Stock Option/Stock Issuance Plan (the “2000 Plan”).

The 2000 Plan was adopted by our board of directors in September 2000 and approved by our stockholders in December 2000. The 2000 Plan provides for the grant of incentive stock options to employees and for the grant of non-statutory stock options to employees, consultants and non-employee directors.

The 2000 Plan is divided into two separate equity programs: i) a discretionary option grant program under which eligible persons may be granted options to purchase shares of our common stock and ii) a stock issuance program under which eligible persons may be directly issued shares of our common stock, either through an immediate purchase of shares or as a bonus for services rendered to us. The 2000 Plan provides for an exercise period of up to ten years, with a shorter period for certain of our existing stockholders. The 2000 Plan does not provide for automatic acceleration of unvested shares in the event of a change-in-control of the Company, though the 2000 Plan administrator does have discretion to grant individual options which accelerate in the event of certain changes in control of the Company. Generally, options and issuances under the 2000 Plan vest either immediately or as to 6.25% of the shares underlying the option or issuance every three months over four years from the date of grant. The options granted under the 2000 Plan are not transferable other than by will or the laws of descent.

A total of 710,000 shares have been authorized and reserved for issuance under the 2000 Plan. As of March 31, 2003, options to purchase a total of 603,085 shares, with a weighted average exercise price of $18.96 per share, were outstanding under the 2000 Plan.

In addition, options to purchase a total of 89,952 shares were outstanding outside of the 2000 Plan. These options were granted pursuant to separate contractual rights.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In September 2002, we entered into a consulting agreement with Moshe Nazarathy, a member of our Board. Under this agreement, Mr. Nazarathy provides up to 10 hours of services a month to us, and we pay him an hourly consulting fee of $250. In connection with this agreement, Mr. Nazarathy was issued an option to purchase up to 12,500 shares of our common stock. This option vested in full in March 2003, has a per share exercise price of $7.20 and is to expire in March 2010. In addition, we agreed to grant Mr. Nazarathy an option to purchase up to that number of shares of our common stock equal to that dollar amount of our common stock that is equal to 4% of the total value of any financing arranged by Mr. Nazarathy and requested by us. This option is to be fully-vested upon grant and is to have a per share exercise price equal to the price of shares sold in the financing or, if the financing is debt-based, the last reported sale price per share of our common stock on the closing date of the financing. We reimburse Mr. Nazarathy certain travel, per diem and miscellaneous expenses and reimburse Mr. Nazarathy for certain business expenses incurred in the performance of his services to the Company, including business class travel and $1.00 per kilometer for commuting expenses within Israel. This agreement is to expire in October 2003, unless terminated earlier. Mr. Nazarathy’s compensation under this consulting agreement is in addition to his monthly director stipend.

In July 2002, we entered into a consulting agreement with Robert Clasen, a member of our Board and chairman of our Compensation Committee, which we amended in September 2002. Under this agreement, as amended, Mr. Clasen provides at least 11 days a month of service to us, and we pay him a monthly consulting fee of $9,000 cash and, at the end of each month of service, grant him an option to purchase up to that number of shares of our common stock equal to $9,000 worth of our common stock. Each option granted is fully vested upon grant. Each option has a per share exercise price equal to the last reported sales price per share of our common stock as reported by the Over-the-Counter Bulletin Board on the trading day immediately prior to the date of grant and is to expire ten years after the date of grant. In addition, we reimburse Mr. Clasen for out-of-pocket expenses reasonably incurred in the performance of his services to the Company. This agreement expired by its terms at the end of 2002. At the time the prior consulting agreement expired, we entered into an informal consulting arrangement with Mr. Clasen under which Mr. Clasen provides the same services to us and we provide the same compensation to him. Mr. Clasen’s compensation under the prior consulting agreement and under the current arrangement is in addition to his monthly director stipend.

We have an agreement with Ronald Fellman, a Named Executive Officer and major stockholder of ours, pursuant to which we may be obligated to repurchase from Mr. Fellman shares of our common stock held by him. In the event and to the extent the underwriters elect to exercise their option to purchase additional units to cover over-allotments with respect to this offering, we are obligated to repurchase from Mr. Fellman, at 92.5% of the then fair market value, shares of our common stock having a value at the time of repurchase of up to $100,000. Before this offering, Mr. Fellman owned 188,698 shares of our common stock, or 11.4% of our outstanding shares. If the over-allotment is exercised in full and we repurchase the maximum potential number of shares pursuant to this obligation, Mr. Fellman would own 161,301 shares of our common stock, or 2.6% of our then outstanding shares, all based on our closing sales price of $3.65 on July 28, 2003.

In 2002, in an effort to reduce expenditures, we instituted an equity-for-salary program that initially affected almost all of our employees (the “Expense Reduction Program”). The Expense Reduction Program was later scaled back to affect only certain executive level employees. Under this program, each participating employee would receive a fully exercisable and vested option to purchase up to a number of shares of our common stock equal to four times the number of dollars of salary foregone divided by the last reported sales price of our common stock as reported by the Over-the-Counter Bulletin Board on the date the employee’s salary would otherwise have been paid. The exercise price of these options is equal to the last reported sales price per share of our common stock as reported by the Over-the-Counter Bulletin Board on the date the employee’s salary would otherwise have been paid. Under the Expense Reduction Program, the following executive officers and directors received an aggregate of 62,069 stock options in exchange for an aggregate of $168,249 in foregone salary: Frederick A. Cary, Ronald Fellman, David A. Carnevale, John R. Zavoli, Yendo Hu, Luann Linnebur, Douglas Palmer, Don Raymond and Richard Slansky.

Please also see the description of employment arrangements with related parties under the heading “Employment Contracts, Termination of Employment and Change in Control Arrangements.”

On April 10, 2000, we entered into an Agreement of Purchase and Sale with Leitch Technology Corporation (“Leitch”). Pursuant to this Agreement of Purchase and Sale, Leitch purchased 208,333 shares of our common stock for $10 million and 200,000 common shares of Leitch. In connection with the Agreement of Purchase and Sale, we entered into a Stockholders Agreement dated April 10, 2000 with Leitch and certain of our stockholders, pursuant to which two officers of Leitch were nominated and elected to our Board of Directors, which rights have since expired due to Leitch’s declining ownership of our outstanding common stock. No designees of Leitch are currently serving on our Board of Directors.

This Stockholders Agreement also provides Leitch (i) a right of first refusal to purchase any stock (now or hereafter acquired) offered for sale in a private transaction by Drs. Palmer, Fellman or Elliott, (ii) a pro rata right of subscription for new securities offered by us, and (iii) beginning on the first anniversary of the effective date of our registration statement on Form 10, registration rights for its shares of the our common stock. Leitch’s right of first refusal terminates if another strategic partner invests $6 million in our equity securities or we have achieved $30 million of gross revenues in any 12-month period.

The Stockholders Agreement also requires Leitch to refrain from the purchase of additional shares of our equity securities, from seeking to acquire us or acquire control of us, or from selecting proxies or being in any “group” with respect to our securities, all except with the approval of the our Board of Directors or as otherwise expressly provided for in the Agreement of Purchase and Sale or the Stockholders Agreement.

The Stockholders Agreement terminates upon the latest to occur of (a) the written agreement of the parties to the Stockholders Agreement, (b) acquisition of all of our issued and outstanding shares, (c) April 10, 2010, (d) our merger or consolidation with or into another entity where more than 50% of our securities are held by persons or entities different than immediately prior to such merger or consolidation, or (e) when we close an underwritten public offering with at least $25 million of net proceeds. In connection with the Leitch agreement, we granted Leitch exclusive rights to use our original TrueCircuit technology and derivatives therefrom in the professional broadcast market and non-exclusive rights in other markets. We believe Leitch’s exclusive rights have now become non-exclusive.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of our common stock as of March 31, 2003, and as adjusted to reflect the sale of our common stock offered by us in this offering, for:

•	our chief executive officer;

•	each of our other most highly-compensated executive officers as of December 31, 2002, whose salary and bonus for 2002 was over $100,000;

•	one other former executive officer whose salary and bonus for 2002 was over $100,000;

•	each person known by us to beneficially own more than 5% of our common stock; and

•	all of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to the securities. Subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them. The number of shares of our common stock used to calculate the percentage ownership of each listed person includes the shares of our common stock underlying options or warrants held by such persons that are exercisable within 60 days after March 31, 2003. Percentage of beneficial ownership before this offering is based on 1,606,224 shares of our common stock outstanding as of March 31, 2003. Percentage of beneficial ownership after this offering is based on 5,356,224 shares, including 3,750,000 shares of our common stock comprising a part of the units sold in this offering.

Unless otherwise indicated, the address for the following stockholders is c/o Path 1 Network Technologies Inc., 6215 Ferris Square, Suite 140, San Diego, CA 92121.

Name and Address of Beneficial Owner	Shares Beneficially Owned	Percentage Beneficially Owned
		Before Offering	After Offering
Executive Officers and Directors:
Frederick A. Cary (1)	92,692	5.5%	1.7%
David A. Carnevale (2)	32,069	2.0	*
Ronald D. Fellman (3)	188,698	11.4	3.5
Yendo Hu (4)	47,412	2.9	*
Richard B. Slansky (5)	26,219	1.6	*
James A. Bixby (6)	4,333	*	*
Robert B. Clasen (7)	7,733	*	*
Moshe Nazarathy (8)	13,541	*	*
Robert L. Packer (9)	6,500	*	*
5% Stockholders:
Douglas Palmer (10)	102,161	6.0	1.9
Leitch Technology Corporation (11)	490,208	30.5	9.2
All directors and executive officers as a group (11 persons) (12)	421,233	22.7	7.4

*	Indicates beneficial ownership of less than one percent of the total outstanding common stock.
1.	Includes (a) options that are immediately exercisable to purchase up to 66,001 shares of common stock and (b) options that may be exercisable within 60 days of March 31, 2003, to purchase up to 26,667 shares of common stock.
2.	Includes options that are immediately exercisable to purchase up to 32,069 shares of common stock.

3.	Includes (a) options that are immediately exercisable to purchase up to 42,385 shares of common stock and (b) a convertible note convertible into up to 2,361 shares of common stock.
4.	Includes options that are immediately exercisable to purchase up to 46,843 shares of common stock.
5.	Includes options that are immediately exercisable to purchase up to 26,219 shares of common stock.
6.	Includes options that are immediately exercisable to purchase up to 4,167 shares of common stock.
7.	Includes options that are immediately exercisable to purchase up to 7,733 shares of common stock.
8.	Includes options that are immediately exercisable to purchase up to 13,541 shares of common stock.
9.	Includes options that are immediately exercisable to purchase up to 2,604 shares of common stock.
10.	Includes (a) options that are immediately exercisable to purchase up to 92,466 shares of common stock and (b) a convertible note convertible into up to 2,180 shares of common stock. The address for Mr. Palmer is 1229 Trieste Dr., #200, San Diego, CA 92107.
11.	The address for Leitch Technology Corporation is 150 Ferrand Drive, Toronto, Ontario, Canada M3C 3E5.
12.	See notes 1-4 and 6-9. Includes options that are immediately exercisable to purchase up to 2,761 and 938 shares of common stock held by John R. Zavoli and Patrick Bohana, respectively.

DESCRIPTION OF SECURITIES

Upon completion of this offering, our authorized capital stock will consist of 40,000,000 shares of common stock, $0.001 par value, and 10,000,000 shares of preferred stock, $0.001 par value. The following summary is qualified in its entirety by reference to our certificate of incorporation and bylaws, copies of which are filed as exhibits to our previous filings with the Securities and Exchange Commission and incorporated herein by reference.

Units

In the offering described in this prospectus, we are offering for sale units of our securities. Each unit consists of three shares of common stock and two public warrants, each to purchase one additional share of common stock. The public warrants will trade only as a part of a unit for at least 30 days following this offering unless the representative of the underwriters determines that separate trading of the warrants should occur earlier.

Common stock

As of March 31, 2003, there were 1,606,224 shares of common stock outstanding that were held of record by 239 stockholders. Holders of our common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to the provisions of Section 2115 of the General Corporation Law of California, the holders of common stock are not entitled to cumulate voting rights with respect to the election of directors, and as a result, minority stockholders will not be able to elect directors on the basis of their votes alone. Subject to limitations under Delaware and California law and preferences that may apply to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends or other distribution, if any, as may be declared by our board of directors out of funds legally available therefor. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the liquidation preference of any outstanding preferred stock. The common stock has no preemptive, conversion or other rights to subscribe for additional securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of the offering will be, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred stock

Our certificate of incorporation provides for the issuance of up to 10,000,000 shares of preferred stock. Our board of directors will have the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to designate the rights, preferences, privileges and restrictions of each such series. The issuance of preferred stock could have the effect of restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock or delaying or preventing a change in control without further action by the stockholders. At present, we have no plans to issue any shares of preferred stock after completion of this offering.

Public warrants issued in this offering

General

Each public warrant entitles the holder to purchase one share of our common stock at an exercise price per share of $5.40. The exercise price is subject to adjustment upon the occurrence of certain events as provided in the public warrant certificate and summarized below. Our public warrants may be exercised at any time after this offering until the fifth anniversary date of this offering, which is the expiration date. Those of our public warrants which have not previously been exercised will expire on the expiration date. A public warrant holder will not be deemed to be a holder of the underlying common stock for any purpose until the public warrant has been properly exercised.

Separate transferability

Our common stock and public warrants sold in this offering will initially be represented by certificates representing units and we will not replace these certificates with certificates representing the component securities of the units for a period of 30 days following this offering unless the representative of the underwriters agrees to permit earlier separation. During such 30-day period, or such shorter period as the representative of the underwriters may permit, the public warrants will not trade separately. We will announce in advance the commencement of trading in the public warrants by a press release. We will continue to list the units on the American Stock Exchange for 30 days following this offering but may cease to maintain the listing of the units at any time thereafter. Upon separation, unit holders who wish to hold physical certificates will, upon surrender of their unit certificates, receive certificates for the common stock and public warrants represented by such unit certificates.

Redemption

We have the right to redeem the public warrants issued in this offering at a redemption price of $0.25 per warrant (subject to adjustment in the event of a stock split, stock dividend or the like) after providing 30 days prior written notice to the public warrant holders at any time after the last reported sales price of our common stock equals or exceeds $7.20, for five consecutive trading days. We will send the written notice of redemption by first class mail to public warrant holders at their last known addresses appearing on the registration records maintained by the transfer agent for our public warrants. No other form of notice by publication or otherwise will be required. If we call the public warrants for redemption, they will be exercisable until the close of business on the business day next preceding the specified redemption date.

Exercise

A public warrant holder may exercise our public warrants only if an appropriate registration statement is then in effect with the Securities and Exchange Commission and if the shares of common stock underlying our public warrants are qualified for sale under the securities laws of the state in which the holder resides.

Our public warrants may be exercised by delivering to our transfer agent the applicable public warrant certificate on or prior to the expiration date or the redemption date, as applicable, with the form on the reverse side of the certificate executed as indicated, accompanied by payment of the full exercise price for the whole number of public warrants being exercised. Public warrants may only be exercised to purchase whole shares. Public warrant holders will receive cash equal to the current market value of any fractional interest, which will be the value of one whole interest multiplied by the fraction thereof, in the place of fractional public warrants that remain after exercise if they would then hold public warrants to purchase less than one whole share. Fractional shares will not be issued upon exercise of our public warrants.

Adjustments of exercise price

The exercise price and redemption price are subject to adjustment if we declare any stock dividend to stockholders or effect any split or reverse split with respect to our common stock after the effective date of this offering. Therefore, if we effect any stock split or reverse split with respect to our common stock, the exercise price in effect immediately prior to such stock split or reverse split will be proportionately reduced or increased, respectively. Any adjustment of the exercise price will also result in an adjustment of the number of shares purchasable upon exercise of a public warrant or, if we elect, an adjustment of the number of public warrants outstanding.

Existing warrants

As of May 9, 2003, we had issued and outstanding warrants to purchase 226,892 shares of our common stock at a weighted average exercise price of $8.04, the forms of which have been filed as exhibits to the registration statement of which this prospectus is a part or incorporated by reference therein.

Other Securities and Registration Rights

On May 22, 2003, we filed a registration statement on Form SB-2 to register 1,591,999 shares of our common stock (the “Registration Rights SB-2”). This registration statement was filed to satisfy registration rights possessed by certain of our security holders, as more fully described below.

In May 2003, we entered into a Securities Purchase Agreement (the “Reinvestment Agreement”) with NV Administratieskantoor opgericht door Bankierskantoor M. van Embden NV and Amstgeld Global Custody BV, who held promissory notes issued by us. In exchange for cancellation of these notes, we issued notes to these investors with an aggregate principal amount of $228,497 and convertible into shares of our common stock at a conversion rate of $3.90, and warrants exercisable for up to an aggregate of 14,647 shares of our common stock at $6.00 per share. The notes bear interest at the rate of 7% per annum and mature 24 months after issuance. The conversion price of these notes, the exercise price of these warrants and the number of shares of common stock for which the warrants are exercisable are subject to adjustment in certain events to prevent dilution. Assuming these notes are held until the 24-month anniversary of their issuance and accrued interest is converted (but subject to certain other adjustment provisions), 66,896 shares of our common stock will be issuable upon conversion of these notes. In connection with the issuance of these notes, we granted registration rights to the holders with respect to registration of the shares issuable upon conversion of the notes and exercise of the warrants. The Registration Rights SB-2 was filed in part to comply with these registration rights.

In March 2003, we entered into a Securities Purchase Agreement (the “March Purchase Agreement”) with Palisades Master Fund L.P. (“Palisades”) and Crescent International Ltd. (“Crescent”). In May 2003, Barucha, Ltd. (“Barucha”) and Alpha Capital AG (“Alpha”) were added as parties. In connection with the March Purchase Agreement, we raised an aggregate of $1,500,000 and issued convertible promissory notes in the amount of $700,000 to Palisades, $600,000 to Crescent, $100,000 to Barucha and $100,000 to Alpha. The notes bear interest at the rate of 7% per annum, mature 24 months after issuance, and are convertible into shares of our common stock at the rate of $3.90 per share (subject to a ratchet antidilution adjustment clause which might be triggered by this offering) . We also issued warrants to those entities to purchase an aggregate of up to 96,154 shares of our common stock at $6.00 per share (subject to a ratchet antidilution adjustment clause which might be triggered by this offering), which warrants expire three years after issuance. The conversion price of the notes, the exercise price of the warrants and the number of shares of common stock for which the warrants are exercisable are subject to adjustment in certain events to prevent dilution. Assuming all these notes are held until the 24-month anniversary of their issuance and accrued interest is converted (but subject to certain other adjustment provisions), up to an aggregate of 438,461 shares of our common stock will be issuable upon conversion thereof. In connection with the issuance of these notes, we granted registration rights to the holders with respect to registration of the shares issuable upon conversion of the notes and exercise of the warrants. The Registration Rights SB-2 was filed in part to comply with these registration rights.

In February 2003, we entered into a Purchase and Security Agreement (the “February Purchase Agreement”) with Laurus Master Fund (“Laurus”) pursuant to which, in exchange for $300,000 invested in us, we issued to Laurus a note with a principal amount of $300,000 and convertible into shares of our common stock at a conversion price of $6.78, and a warrant exercisable for up to 12,500 shares of our common stock at $6.78 per share. This note bears interest at the rate of Prime plus 1.75%. The warrant expires in February 2008. Under the February Purchase Agreement, we may issue notes (with the approval of Laurus) with an aggregate principal amount of $1,000,000. The number of shares of our common stock issuable upon conversion of this note depends on the aggregate amount of credit advances we receive under the February Purchase Agreement, the period during which advances are outstanding, the occurrence of certain events of default or other events resulting in the payment of certain fees as contemplated by the February Purchase Agreement and certain other adjustment provisions. As of March 31, 2003, 44,985 shares of our common stock were issuable upon conversion of this note. In connection with the issuance of these notes, we granted registration rights to the holders with respect to registration of the shares issuable upon conversion of the notes and exercise of the warrants. The Registration Rights SB-2 was filed in part to comply with these registration rights.

According to the terms of our Consulting Agreement with The Del Mar Consulting Group, Inc. (“Del Mar”), dated November 27, 2002, we issued 40,000 shares of our common stock to Del Mar and granted an option to

Del Mar to purchase up to an additional 11,667 shares of our common stock for $6.00 per share. The option expires seven years after issuance. The exercise price of the option and the number of shares issuable upon exercise are subject to adjustment in certain events to prevent dilution. To satisfy registration rights granted to Del Mar, the shares represented by this issuance and option were registered in the Registration Rights SB-2.

In November 2002, we entered into a Securities Purchase Agreement (the “November Purchase Agreement”) with Laurus pursuant to which we raised $300,000 and issued to Laurus a note with a principal amount of $300,000 and convertible into shares of our common stock at a conversion price of $5.10, and a warrant exercisable for up to 12,500 shares of our common stock at $5.10 per share. The note bears interest at the rate of 12% and is payable on a monthly basis over 18 months from issuance. The warrant expires in May 2009. In connection with the November Purchase Agreement, we granted Laurus certain registration rights, entitling Laurus to require us to register its shares or include their shares in a registration statement filed by us. In addition to the foregoing, we agreed to register the shares of our common stock issuable upon conversion of this note and exercise of this warrant within 30 days of a request from Laurus, but only after the principal amount of the note issued pursuant to the May Purchase Agreement (see below) is reduced to $200,000. As of March 31, 2003, 60,608 shares of our common stock were issuable upon conversion of this note.

In May 2002, we entered into a Securities Purchase Agreement (the “May Purchase Agreement”) with Laurus pursuant to which we raised $1,250,000 and issued to Laurus a note with a principal amount of $1,250,000 and convertible into shares of our common stock at a conversion price of $5.10, and a warrant exercisable for up to 20,833 shares of our common stock at $5.10 per share. The note bears interest at the rate of 12% and is due in May 2004. The warrant expires in May 2007. The conversion price of the notes, the exercise price of the warrants and the number of shares of common stock for which the warrants are exercisable are subject to adjustment in certain events to prevent dilution. As of March 31, 2003, $418,655 of the original principal amount (plus associated interest) had been converted into 81,283 shares of our common stock, $187,817 of the original principal amount (plus associated interest) had been repaid in cash, and $739,902 (plus associated interest) remained outstanding and was convertible into 148,715 shares of our common stock. In connection with the issuance of these notes, we granted registration rights to the holders with respect to registration of the shares issuable upon conversion of the notes and exercise of the warrants. The Registration Rights SB-2 was filed in part to comply with these registration rights.

In April and May 2002, we raised $1,031,000 and executed convertible notes in an aggregate amount of $1,031,000 in favor of certain existing investors. These notes bear simple interest of 4% per year (paid quarterly) and were to be due one year after issuance. These notes are convertible at the election of each holder into shares of our common stock at the rate of $7.20. Certain of these convertible notes have been satisfied in full by converting such notes into shares of our common stock and issuing the holder a warrant to purchase shares of our common stock. The remainder of such notes have been exchanged pursuant to the Reinvestment Agreement described above. In connection with the foregoing conversions we issued warrants to purchase up to an aggregate of 112,442 shares of our common stock. These warrants have an exercise price of $9.60 per share and are to expire in June 2007. In connection with these notes, we granted certain registration rights to the investors. While the registration rights of these noteholders were not fully negotiated and are somewhat unclear, we believe that we are obligated to register the shares of common stock issuable upon conversion of such notes as well as the shares of common stock issuable upon exercise of certain warrants issued in connection with the conversion of such notes. In connection with this, in August 2002, we filed a registration statement on Form SB-2 registering 294,612 shares of our common stock to cover common stock issuable upon conversion of such notes.

In April 2000, we entered into an Agreement of Purchase and Sale (the “Purchase Agreement”) with Leitch Technology Corporation (“Leitch”) and a Stockholders’ Agreement (the “Stockholders’ Agreement”) with, among others, Leitch. Pursuant to the Purchase Agreement, we issued to Leitch 208,333 shares of our common stock. Pursuant to the Stockholders’ Agreement, subject to certain limitations, Leitch is entitled to demand that we file a registration statement with respect to registration of such shares. In addition to other limitations regarding our obligations to register such shares, we are not required to affect more than two such registrations, or more than one in any six-month period, and such obligations expire in April 2007. In addition, subject to certain limitations, Leitch has piggyback registration rights with respect to the registration of such shares. If we propose to register any of our shares, Leitch is entitled to receive notice of that registration and is entitled to include such shares, subject to certain limitations imposed by the underwriters of any such registration that is underwritten and minimum inclusion provisions.

We are generally required to bear all of the expenses of all the foregoing registrations, except underwriting discounts and commissions. We generally also agree to indemnify and contribute to the holders of registration rights for certain losses they incur in connection with registrations.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion sets forth the material U.S. federal income tax consequences of the purchase, ownership and sale of the units and the common stock and public warrants comprising the units.

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated under the Code and administrative and judicial interpretations as of the date of this prospectus, all of which are subject to change, possibly with retroactive effect, and all of which are subject to differing interpretations. This discussion is a summary and does not purport to deal with all aspects of U.S. federal income taxation that may be applicable to holders who are subject to special tax treatment, nor does it consider specific facts and circumstances that may be relevant to a particular holder’s position. Accordingly, this discussion does not address:

•	Alternative minimum taxes or any state, local or foreign taxes;

•	Special rules that may be relevant to special classes of holders, such as dealers in securities, insurance companies, banks, regulated investment companies, tax-exempt organizations, those holding units (or common stock or public warrants comprising the units) as part of a straddle, hedge, conversion transaction or other integrated investment, persons whose functional currency (as defined in Code Section 985) is not the U.S. dollar, and U.S. expatriates;

•	Tax consequences for the stockholders, partners or beneficiaries of a holder; or

•	Tax consequences for holders who do not hold the units (or common stock or public warrants comprising the units) as capital assets within the meaning of Code Section 1221.

This summary is not intended as tax advice, but rather represents our best judgment as to the U.S. federal tax consequences that may apply to holders based on current U.S. federal tax law. Prospective investors should be aware that no rulings have been or will be sought from the Internal Revenue Service (“IRS”) with respect to any of the tax consequences described below, and either the IRS or the courts could disagree with the explanations or conclusions contained in this summary. Accordingly, prospective investors should consult their tax advisors and tax return preparers regarding the preparation of any item on a tax return, even where the anticipated tax treatment is discussed in this summary. Persons considering the purchase of a unit should consult their tax advisors with regard to the application of the U.S. and other income tax laws, as well as the tax consequences arising under the U.S. federal estate or gift tax rules or under the laws of any state, local or foreign taxing jurisdiction or under any applicable tax treaty, to their particular situations.

For purposes of this summary, a “U.S. holder” is a beneficial owner of a unit (or the common stock or public warrants comprising the unit) that is subject to U.S. federal income tax on his, her or its worldwide income. Subject to a variety of special rules, the following are treated as U.S. holders:

•	An individual citizen of the United States;

•	An individual treated as a resident of the United States for tax purposes, including generally any individual who is present in the United States 183 days or more in any calendar year or who is treated as present for 183 days based on presence in the current and the two preceding years;

•	A corporation or partnership created or organized in or under the laws of the United States or of any political subdivision of the United States;

•	An estate the income of which is subject to U.S. federal income taxation regardless of its source; and

•	A trust the income of which is subject to U.S. federal income taxation, including a trust that is subject to the supervision of a court within the United States and is under the control of one or more U.S. persons or that has made a valid election to be treated as a U.S. person under applicable U.S. Treasury regulations.

For purposes of this summary, a “non-U.S. holder” is a beneficial owner of a unit (or the common stock or public warrants comprising the unit) that is not a U.S. holder.

U.S. HOLDERS

The following is a summary of the material U.S. federal income tax consequences with respect to the purchase, ownership and sale of the units (or common stock or public warrants comprising the units) by U.S. holders.

Exchange of Units for Common Stock and Public Warrants

Although our common stock and public warrants will initially trade only as units, the public warrants will constitute property separate from the common stock for U.S. federal income tax purposes from the outset. Accordingly, a U.S. holder of a unit will not have taxable gain or loss when the representative of the underwriters separates the unit and issues certificates for the common stock and public warrants comprising the unit, except that gain will be recognized by a U.S. holder to the extent cash is received in exchange for any fractional share of common stock or any public warrant to purchase less than one share of common stock.

Tax Basis

In order to determine the amount of gain or loss from transactions involving the common stock or public warrants comprising a unit, a holder will need to know the tax basis of each of these securities. The tax basis for the public warrants and common stock comprising each unit will be determined by allocating the cost of the unit (exclusive of any tax basis allocable to a fractional share of common stock or any public warrant to purchase less than one share of common stock upon the exchange of units for common stock and public warrants) among the three shares of common stock and two public warrants in proportion to the relative fair market values of these securities on the date the unit is issued.

Sale of Units

If a U.S. holder sells or otherwise disposes of a unit, the U.S. holder will be treated as having sold or otherwise disposed of the common stock and public warrants comprising the unit. The treatment of the sale or other disposition of the common stock and public warrants is described below under “Sale of Common Stock” and “Exercise or Sale of Public Warrants.”

Warrants

Exercise or Sale of Public Warrants

A U.S. holder of a public warrant will not have taxable gain or loss when the holder buys common stock for cash upon exercise of a public warrant, except that gain will be recognized to the extent cash is received in exchange for a fraction of a share of common stock. The tax basis of common stock received upon the exercise of a public warrant will equal the sum of the U.S. holder’s tax basis for the public warrant and the exercise price of the public warrant (exclusive of any tax basis allocable to a fractional share). The holding period of common stock received upon exercise of a public warrant will begin on the date the public warrant is exercised (it will not include the period during which the public warrant was held).

If a U.S. holder of a public warrant sells or otherwise disposes of a public warrant, other than in an exercise for purchase of stock, the holder will have capital gain (or loss) equal to the amount by which the amount realized for the public warrant exceeds (or is less than) the U.S. holder’s tax basis for the public warrant. A capital gain or loss will be a long-term capital gain or loss if the U.S. holder has held the public warrant for more than one year at the time of its sale or disposition. Net long-term capital gains of certain noncorporate taxpayers, including individuals, are subject to preferential tax rates. The deductibility of capital losses is subject to limitations.

Expiration of Public Warrants Without Exercise

If a public warrant expires unexercised, a U.S. holder will have a capital loss equal to the holder’s tax basis for the public warrant. A capital loss will be a long-term capital loss if the U.S. holder has held the public warrant for more than one year at the time of its expiration. The deductibility of capital losses is subject to limitations.

Common Stock

Distributions on Shares of Common Stock

We have never made, and do not intend to make in the foreseeable future, cash distributions on our common stock. If we do, however, make distributions to our stockholders with respect to our stock, whether paid in cash or property (other than qualifying distributions of additional shares of our common stock or rights to buy our stock), the distributions will generally be taxable to a U.S. holder as dividend income. In general, until 2009, dividend income of certain noncorporate taxpayers, including individuals, is subject to preferential tax rates provided that certain holding period requirements are satisfied. To the extent a U.S. holder receives a distribution that exceeds our current and accumulated earnings and profits, the excess will be treated first as a nontaxable return of capital that reduces the U.S. holder’s tax basis in the stock (but not below zero) and thereafter as capital gain from the sale of the stock. Distributions taxed as dividends generally will be eligible for a dividends received deduction with respect to a percentage of the amounts treated as dividends if received by an otherwise qualifying corporate U.S. holder as long as the deduction is not restricted by the minimum holding period requirements or the “debt-financed portfolio stock” rules, or limited in value by the “extraordinary dividend” provisions of the Code (all of which work to reduce or eliminate the benefit of this deduction).

Sale of Common Stock

Upon the sale or other disposition of common stock, a U.S. holder generally will have capital gain (or loss) equal to the amount by which the amount realized for the common stock exceeds (or is less than) the U.S. holder’s tax basis for the common stock. A capital gain or loss will be a long-term capital gain or loss if the U.S. holder has held the common stock for more than one year at the time of its sale or disposition. Net long-term capital gains of certain noncorporate taxpayers, including individuals, are subject to preferential tax rates. The deductibility of capital losses is subject to limitations.

Backup Withholding and Information Reporting

A U.S. holder may be subject to U.S. information reporting with respect to any dividends paid on the shares of common stock and to proceeds from the sale or other disposition of the common stock or public warrants unless such U.S. holder is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact. A U.S. holder that is subject to U.S. information reporting generally will also be subject to U.S. backup withholding unless such U.S. holder provides certain information to the Company or its agent, including a correct taxpayer identification number (which, for an individual, is his or her social security number) and a certification that it is not subject to backup withholding. A U.S. holder that does not comply with these requirements may be subject to certain penalties. Backup withholding is not an additional tax and may be refunded or credited against the U.S. holder’s U.S. federal income tax liability provided that certain required information is furnished.

NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax consequences with respect to the purchase, ownership and sale of the units (or common stock or public warrants comprising the units) by non-U.S. holders.

Exchange of Units for Common Stock and Public Warrants

A non-U.S. holder of a unit generally will not have taxable gain or loss when the representative of the underwriters separates the unit and issues certificates for the common stock and public warrants comprising the unit. To the extent a non-U.S. holder receives cash in lieu of a fractional share of common stock or any public warrant to purchase less than one share of common stock, that cash may give rise to gain that would be subject to the rules described below with respect to the sale of common stock or a public warrant.

Tax Basis

The tax basis for the public warrants and common stock comprising each unit will be determined by allocating the cost of the unit (exclusive of any tax basis allocable to a fractional share of common stock or any public warrant to purchase less than one share of common stock upon the exchange of units for common stock and public warrants) among the three shares of common stock and two public warrants in proportion to the relative fair market values of these securities on the date the unit is issued.

Sale of Units

If a non-U.S. holder sells or otherwise disposes of a unit, the holder will be treated as having sold or otherwise disposed of the common stock and public warrants comprising the unit. The treatment of the sale or other disposition of the common stock and public warrants is described below under “Sale of Common Stock or Public Warrants.”

Exercise of Public Warrants

A non-U.S. holder of a unit generally will not have taxable gain or loss when the holder buys common stock for cash upon exercise of a public warrant. To the extent a non-U.S. holder receives cash in exchange for a fraction of a share of common stock, that cash may give rise to gain that would be subject to the rules described below with respect to the sale of common stock. The tax basis of stock acquired upon exercise of a public warrant will equal the sum of the non-U.S. holder’s tax basis for the public warrant and the exercise price of the public warrant (exclusive of any tax basis allocable to a fractional share).

Distributions on Shares of Common Stock

We have never made, and do not intend to make in the foreseeable future, cash distributions on our common stock. If we do, however, make distributions to our stockholders with respect to our stock, whether paid in cash or property (other than qualifying distributions of additional shares of our common stock or rights to buy our stock), distributions made to a non-U.S. holder generally will be subject to U.S. federal withholding tax at a rate of 30% or at a lower rate under an applicable income tax treaty between the United States and the holder’s country of residence. A non-U.S. holder generally must provide the withholding agent with a properly executed IRS Form W-8BEN in order to claim a reduced rate of withholding tax under a treaty.

Generally, the entire amount of a distribution paid with respect to common stock will be subject to withholding even if some or all of the distribution does not constitute a dividend. We may elect to withhold only on the portion of the distribution that is a dividend, or we may withhold on the entire distribution. If we withhold on the entire distribution, a non-U.S. holder will generally be entitled to obtain a refund or credit for the amount withheld on the non-dividend portion, provided the appropriate procedures are followed.

Except to the extent otherwise provided under an applicable tax treaty, a non-U.S. holder generally will be taxed in the same manner as a U.S. holder on distributions that are effectively connected with the conduct of a trade or business in the United States by the non-U.S. holder, and if required by a tax treaty, are attributable to a permanent establishment maintained in the United States. If the non-U.S. holder is a foreign corporation, it may also be subject to a U.S. branch profits tax at a 30% rate, or a lower rate as may be specified by an applicable income tax treaty. In order to claim the benefit of a U.S. tax treaty or to claim exemption from withholding because distributions paid to a non-U.S. holder are effectively connected with the conduct of a trade or business in the United States by the non-U.S. holder, such holder must provide a properly executed IRS Form W-8BEN for treaty benefits or Form W-8ECI for effectively connected income.

Sale of Common Stock or Public Warrants

Non-U.S. holders generally will not be subject to U.S. federal income tax on gain recognized on the sale or other disposition of shares of our common stock or public warrants unless:

•	The gain is effectively connected with the holder’s conduct of a trade or business in the United States or, under an applicable income tax treaty, the gain is attributable to a permanent establishment maintained by the holder in the United States,

•	In which case the gain will be subject to U.S. federal income tax in the same manner as if the holder were a U.S. holder, and a holder that is a foreign corporation may be subject to an additional branch profits tax at a rate of 30% or a lower rate as may be specified by an applicable income tax treaty;

•	The holder is an individual present in the United States for 183 days or more in the taxable year of the sale (but is not treated as a U.S. holder due to an exception to the general rule that treats such individuals as residents) and meets other requirements,

•	In which case the holder’s net gain will be taxed at a rate of 30%; or

•	With respect to a sale of our common stock, we are or have been a “United States real property holding corporation” (as defined below) for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of sale of our common stock or the period that the holder held our common stock and either the holder actually or constructively holds (or held at any time during the shorter of those two periods) more than 5% of our shares of common stock or our shares are no longer regularly traded on an established securities market,

•	In which case the gain from the sale of our common stock will be subject to U.S. federal income tax in the same manner as if the holder were a U.S. holder, and a holder that is a foreign corporation may be subject to an additional branch profits tax at a rate of 30% or a lower rate as may be specified by an applicable income tax treaty.

Generally, a corporation is a “United States real property holding corporation” if the fair market value of its “United States real property interests” equals or exceeds 50% of the aggregate fair market value of its worldwide real property assets plus its other assets used or held for use in a trade or business. We do not believe that we are currently a United States real property holding corporation. Although we think it is unlikely given our current business plans and operations, we cannot assure you that we will not become a United States real property holding corporation in the future.

Backup Withholding and Information Reporting

Dividends paid to you may be subject to information reporting and U.S. backup withholding. Backup withholding generally will not apply to dividends on shares of our common stock, however, if the non-U.S. holder provides an IRS Form W-8BEN or otherwise meets evidence requirements for establishing that the holder is not a U.S. person or satisfies another exemption.

Payments on the sale or other disposition of shares of common stock or public warrants made to or through the U.S. office of a broker generally will be subject to information reporting and backup withholding unless the holder either certifies its status as a non-U.S. holder (and, if an individual, as not being present in the United States for a total of 183 days or more during the calendar year) under penalties of perjury on the applicable IRS Form W-8BEN or W-8IMY or otherwise establishes an exemption.

Payments on the sale or other disposition of shares of common stock or public warrants made to or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. Information reporting, but not backup withholding, however, may apply to those payments if the broker has certain connections to the United States, unless the broker has in its records documentary evidence that the beneficial owner is not a U.S. person and certain other conditions are met or the beneficial owner otherwise establishes an exemption.

Backup withholding is not an additional tax and may be refunded (or credited against the holder’s U.S. federal income tax liability, if any), provided that certain required information is furnished.

U.S. Federal Estate Tax Treatment of “Non-U.S. Holders”

An individual “non-U.S. holder” (as specially defined for U.S. federal estate tax purposes) who is treated as the owner of our units, common stock or public warrants at the time of his or her death, or who has made certain lifetime transfers of these securities, generally will be required to include the value of the securities in his or her gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax on that value, unless an applicable estate tax treaty provides otherwise.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of common stock or our other securities in the public market or the prospect of such sales could adversely affect prevailing market prices.

Upon completion of this offering, 5,356,224 shares of common stock will be outstanding, which includes 1,606,224 shares of common stock outstanding as of March 31, 2003 and the 3,750,000 shares of our common stock comprising a part of the units to be sold pursuant to this prospectus. Of these shares, the 3,750,000 shares comprising a part of the units will be freely tradable without restriction under the Securities Act of 1933, unless purchased by an “affiliate” of ours, as that term is defined in Rule 144 under the Securities Act. Of the remaining 1,606,224 shares, (i) 646,330 shares will be subject to contractual lock-up agreements with Paulson Investment Company, Inc. pursuant to which such shares may not be sold for a period of 90 days from the effective date of this offering and (ii) most of the remaining 959,894 shares will be freely tradable.

An additional 4,062,500 shares of our common stock may become available for resale upon exercise of the public warrants, the underwriters’ over-allotment option and the representative’s warrant; 693,037 shares may become available for resale upon exercise of stock options outstanding as of March 31, 2003; 194,840 shares may become available for resale upon exercise of warrants outstanding as of March 31, 2003; and 427,149 shares may become available for resale upon conversion of convertible debt securities outstanding as of March 31, 2003.

In satisfaction of certain registration rights, on May 22, 2003, we filed a registration statement on Form SB-2 registering 1,591,999 shares of our common stock for resale by certain of our security holders. None of these shares (or shares underlying securities) are subject to lock-up agreements with Paulson Investment Company, Inc.

As a result of the foregoing, 2,551,893 of the shares outstanding immediately prior to the offering (or obtainable on exercise or conversion of securities outstanding immediately prior to the offering) can be resold in the public market immediately following the offering without restriction or subject to limitations other than the passage of additional time. An additional 646,330 shares will be eligible for resale upon expiration of, or release from, the lock-up agreements applicable to them. Many of the holders of these securities have held them for a considerable period of time and may wish to dispose of some or all of their investment. The sale of a substantial number of such shares in the public market, or the possibility of such sales, could have a depressive effect on our stock price.

Transfer Agent and Registrar

The transfer agent for the units and public warrants offered hereby, our common stock and our currently outstanding warrants is Registrar and Transfer Company.

American Stock Exchange

We have applied to list our common stock, units and warrants on the American Stock Exchange under the trading symbols “PNO,” “PNO.u” and “PNO.ws,” respectively.

UNDERWRITING

Paulson Investment Company, Inc. is acting as the representative of the underwriters. We and the underwriters named below have entered into an underwriting agreement with respect to the units being offered. In connection with this offering and subject to certain conditions, each of the underwriters named below has severally agreed to purchase, and we have agreed to sell, the number of units set forth opposite the name of each underwriter.

Underwriters	Number of Units
Paulson Investment Company, Inc.	1,113,000
I-Bankers Securities Incorporated	137,000

Total	1,250,000

The underwriting agreement provides that the underwriters are obligated to purchase all of the units offered by this prospectus, other than those covered by the over-allotment option, if any units are purchased. The underwriting agreement also provides that the obligations of the several underwriters to pay for and accept delivery of the units are subject to the approval of certain legal matters by counsel and certain other conditions. These conditions include, among other things, the requirements that no stop order suspending the effectiveness of the registration statement be in effect and that no proceedings for such purpose have been instituted or threatened by the Securities and Exchange Commission.

The representative has advised us that the underwriters propose to offer our units to the public initially at the offering price set forth on the cover page of this prospectus and to selected dealers at such price less a concession of not more than $0.44 per unit. The underwriters and selected dealers may re-allow a concession to other dealers, including the underwriters, of not more than $0.10 per unit. After completion of the initial public offering of the units, the offering price, the concessions to selected dealers and the reallowance to their dealers may be changed by the underwriters.

The underwriters have informed us that they do not expect to confirm sales of our units offered by this prospectus on a discretionary basis.

Over-allotment option

Pursuant to the underwriting agreement, we have granted to the underwriters an option, exercisable for forty-five days from the date of this prospectus, to purchase up to an additional 187,500 units on the same terms as the other units being purchased by the underwriters from us. The underwriters may exercise the option solely to cover over-allotments, if any, in the sale of the units that the underwriters have agreed to purchase. If the over-allotment option is exercised in full, the total public offering price, underwriting discounts and commissions, and proceeds to us before offering expenses will be $15,525,000, $1,164,375 and $14,360,625, respectively.

Stabilization

Until the distribution of the units offered by this prospectus is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters to bid for and to purchase units or their component securities. As an exception to these rules, the underwriters may engage in transactions that stabilize the price of the units. Paulson Investment Company, Inc., on behalf of the underwriters, may engage in over-allotment sales, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

•	Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Syndicate covering transactions involve purchases of the common stock and public warrants in the open market after the distribution has been completed in order to cover syndicate short positions. The underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option to purchase additional units as described above.

•	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the units originally sold by the syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions.

Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. Covered short sales are sales made in an amount not greater than the representative’s over-allotment option to purchase additional shares in this offering. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through the over-allotment option. Naked short sales are sales in excess of the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering.

In general, the purchase of a security to stabilize or to reduce a short position could cause the price of the security to be higher than it might be otherwise. These transactions may be effected on the American Stock Exchange or otherwise. Neither we nor the underwriters can predict the direction or magnitude of any effect that the transactions described above may have on the price of the units. In addition, neither we nor the underwriters can represent that the underwriters will engage in these types of transactions or that these types of transactions, once commenced, will not be discontinued without notice.

Indemnification

The underwriting agreement provides for indemnification between us and the underwriters against specified liabilities, including liabilities under the Securities Act, and for contribution by us and the underwriters to payments that may be required to be made with respect to those liabilities. We have been advised that, in the opinion of the Securities and Exchange Commission, indemnification for liabilities under the Securities Act is against public policy as expressed in the Securities Act and is therefore unenforceable.

Underwriters’ compensation

We have agreed to sell the units to the underwriters at the initial offering price of $9.99, which represents the initial public offering price of the units set forth on the cover page of this prospectus less the 7 1/2% underwriting discount. The underwriting agreement also provides that Paulson Investment Company, Inc. will be paid a nonaccountable expense allowance equal to 2.25% of the gross proceeds from the sale of the units offered by this prospectus, including any units purchased on exercise of the over-allotment option.

We have also agreed to issue warrants to certain underwriters to purchase from us up to 125,000 units at an exercise price per unit equal to $12.96 per unit (120 percent of the public offering price of a unit). These warrants are exercisable during the four-year period beginning one year from the date of this prospectus. Pursuant to NASD Rule 2710(c)(7)(A), these warrants cannot be sold, transferred, assigned, pledged or hypothecated by any person for a period of one year following the effective date of the offering, except to any NASD member participating in the offering, to our bona fide officers, by operation of law or if we are reorganized, so long as the securities so transferred remain subject to the same transfer restriction for the remainder of the one-year period.

The holders of the underwriters’ warrants will have, in that capacity, no voting, dividend or other stockholder rights. Any profit realized by the representative on the sale of the securities issuable upon exercise of the underwriters’ warrants may be deemed to be additional underwriting compensation. The securities underlying the underwriters’ warrants are being registered on the registration statement. During the term of the underwriters’ warrants, the holders thereof are given the opportunity to profit from a rise in the market price of our common stock. We may find it more difficult to raise additional equity capital while the underwriters’ warrants are outstanding. At any time at which the underwriters’ warrants are likely to be exercised, we may be able to obtain additional equity capital on more favorable terms.

Lock-up agreements

Our officers, directors and certain of our stockholders have agreed that for a period of 90 days from the date this registration statement becomes effective that they will not sell, contract to sell, grant any option for the sale or otherwise dispose of any of our equity securities, or any securities convertible into or exercisable or exchangeable for our equity securities, other than through intra-family transfers or transfers to trusts for estate planning purposes, without the consent of Paulson Investment Company, Inc., as the representative of the underwriters, which consent will not be unreasonably withheld. Paulson Investment Company, Inc. may consent to an early release from the 90-day lock-up period if in its opinion the market for the common stock would not be adversely impacted by such sales and in cases of an officer, director or other stockholder’s financial emergency. We are unaware of any officer, director or current stockholder who intends to ask for consent to dispose of any of our equity securities during the lock-up period.

Determination of offering price

The initial public offering price of the units offered by this prospectus and the exercise price of the public warrants were determined by negotiation between us and the underwriters. Among the factors considered in determining the initial public offering price of the units and the exercise price of the public warrants were:

•	the market price of the common stock;

•	our history and our prospects;

•	the industry in which we operate;

•	the status and development prospects for our proposed products and services;

•	our past and present operating results;

•	the previous experience of our executive officers; and

•	the general condition of the securities markets at the time of this offering.

The offering price stated on the cover page of this prospectus should not be considered an indication of the actual value of the units. That price is subject to change as a result of market conditions and other factors, and we cannot assure you that the units, or the common stock and public warrants contained in the units, can be resold at or above the initial public offering price.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Heller Ehrman White & McAuliffe LLP, San Diego, California. Certain matters related to the offer and sale of the units will be passed on for the underwriters by Stoel Rives LLP, Portland, Oregon.

EXPERTS

Swenson Advisors, LLP, independent auditors, have audited our consolidated financial statements at December 31, 2002, and for the year then ended, as set forth in their report which contains an explanatory paragraph describing conditions that raise substantial doubt about our ability to continue as a going concern as described in Note 1 to the consolidated financial statements. Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at December 31, 2001, and for the year then ended, as set forth in their report which contains an explanatory paragraph describing conditions that raise substantial doubt about our ability to continue as a going concern as described in Note 1 to the consolidated financial statements. We’ve included our consolidated financial statements in the prospectus and elsewhere in the registration statement in reliance on their reports given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form SB-2, including exhibits, schedules and amendments, under the Securities Act with respect to the units to be sold in this offering. This prospectus does not contain all the information included in the registration statement. For further information about us and the units to be sold in this offering, please refer to this registration statement. Complete exhibits have been filed with our registration statement on Form SB-2.

You may read and copy any contract, agreement or other document referred to in this prospectus and any portion of our registration statement or any other information from our filings at the Securities and Exchange Commission’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the Securities and Exchange Commission. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information about the public reference rooms. Our filings with the Securities and Exchange Commission, including our registration statement, are also available to you on the Securities and Exchange Commission’s Web site, http://www.sec.gov.

We are subject to the information and reporting requirements of the Securities Exchange Act of 1934, and file and furnish to our stockholders annual reports containing financial statements audited by our independent auditors, make available to our stockholders quarterly reports containing unaudited financial data for the first three quarters of each fiscal year, proxy statements and other information with the Securities and Exchange Commission.

You may read and copy any reports, statements or other information on file at the public reference rooms. You can also request copies of these documents, for a copying fee, by writing to the Commission.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Report from Swenson Advisors, LLP, Independent Auditors	F-2
Report from Ernst & Young LLP, Independent Auditors	F-3
Consolidated Balance Sheets as of December 31, 2001, 2002, and (unaudited) March 31, 2003	F-4
Consolidated Statements of Operations for the years ended December 31, 2001 and 2002 and for the (unaudited) three months ended March 31, 2002 and 2003	F-5
Consolidated Statements of Stockholders’ Equity for the years ended December 31, 2001 and 2002 and for the (unaudited) three months ended March 31, 2003	F-6-8
Consolidated Statements of Cash Flows for the years ended December 31, 2001 and 2002 and for the (unaudited) three months ended March 31, 2002 and 2003	F-9
Notes to Consolidated Financial Statements	F-10-26

REPORT OF INDEPENDENT AUDITORS

The	Board of Directors and Stockholders
Path	1 Network Technologies Inc.

We have audited the accompanying consolidated balance sheet of Path 1 Network Technologies Inc. (a Delaware corporation) and subsidiaries as of December 31, 2002, and the related consolidated statements of operations, stockholders’ equity (deficit) and cash flows for the year ended December 31, 2002. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of Path 1 Network Technologies Inc. as of December 31, 2001, were audited by other auditors whose report dated February 15, 2002, and included in this Form 10-K, on those statements included an explanatory paragraph describing conditions that raise substantial doubt about the Company’s ability to continue as a going concern.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Path 1 Network Technologies Inc. and subsidiaries at December 31, 2002, and the results of its operations and its cash flows for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

The accompanying consolidated financial statements have been prepared assuming that Path 1 Network Technologies Inc. will continue as a going concern. As more fully described in Note 1, the Company has incurred significant recurring operating losses, has an accumulated deficit of $30.6 million and needs to raise additional capital to fund its operations in 2003. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

/s/	SWENSON ADVISORS, LLP
An	Accountancy Firm

San	Diego, California

March 28, 2003

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The	Board of Directors and Stockholders
Path	1 Network Technologies Inc.

We have audited the accompanying consolidated balance sheet of Path 1 Network Technologies Inc. as of December 31, 2001, and the related consolidated statements of operations, stockholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as, evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Path 1 Network Technologies Inc. at December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that Path 1 Network Technologies Inc. will continue as a going concern. As more fully described in Note 1, the Company has incurred recurring operating losses and has an accumulated deficit. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

/s/    ERNST & YOUNG LLP

San	Diego, California
February	15, 2002

PATH 1 NETWORK TECHNOLOGIES INC.

CONSOLIDATED BALANCE SHEETS

(in thousands of dollars, except for share data)

	December 31,		March 31, 2003
	2001	2002
			(unaudited)
Assets
Current assets
Cash and cash equivalents	$1,181	$396	$424
Marketable securities, available for sale	552	—	—
Accounts receivable, net	322	438	338
Inventory	78	393	285
Other current assets	207	15	196

Total current assets	2,340	1,242	1,243
Property and equipment, net	365	220	183
Assets of discontinued operations	702	—	—
Debt issuance costs, net	—	107	209
Other assets	11	64	64

Total assets	$3,418	$1,633	$1,699

Liabilities and Stockholders’ Equity (Deficit)
Current liabilities
Accounts payable and accrued liabilities	$898	$930	$1,159
Accrued compensation and benefits	469	157	141
Liabilities of discontinued operations	702	—	—
Current portion of notes payable	—	863	1,316
Deferred revenue	—	61	15

Total current liabilities	2,069	2,011	2,631
Notes payable	—	161	541

Total liabilities	2,069	2,172	3,172

Stockholders’ equity (deficit)
Preferred stock, $0.001 par value; 10,000,000 shares authorized; no shares issued or outstanding	—	—	—
Common stock, $0.001 par value; Class A—40,000,000 shares authorized; 1,383,187, 1,583,557 and 1,606,224 shares issued and outstanding at December 31, 2001, December 31, 2002, and March 31, 2003, respectively	1	2	2
Common stock to be issued	—	12	12
Additional paid-in capital	26,808	30,134	30,401
Notes receivable from stockholders	(86)	—	—
Deferred compensation	(276)	(50)	(25)
Accumulated comprehensive loss	(616)	—	—
Accumulated deficit	(24,482)	(30,637)	(31,863)

Total stockholders’ equity (deficit)	1,349	(539)	(1,473)

Total liabilities and stockholders’ equity (deficit)	$3,418	$1,633	$1,699

See accompanying notes to the consolidated financial statements.

PATH 1 NETWORK TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands of dollars, except for per share data)

	Years Ended December 31,		Three Months Ended March 31,
	2001	2002	2002	2003
			(unaudited)	(unaudited)
Revenues
Product sales	$519	$2,416	$—	$598
Contract services	1,450	116	154	63
License revenue	—	190	—	—

Total revenues	1,969	2,722	154	661

Cost of revenues
Cost of product sales	156	1,480	—	338
Cost of contract services	1,216	33	123	18

Total cost of revenues	1,373	1,513	123	356

Gross profit	596	1,209	31	305

Operating expenses, before depreciation and amortization
Engineering research and development	1,788	1,476	517	362
Sales and marketing	378	639	193	291
General and administrative	3,989	2,608	702	640
Litigation settlement (benefit)	(650)	—	—	—
Stock-based compensation (benefit)	(3,111)	253	100	25

Total operating expenses, before depreciation and amortization	2,394	4,976	1,512	1,318

Depreciation and amortization expense
Depreciation expense	253	236	35	42
Amortization expense	—	225	73	26

Total depreciation and amortization	253	461	108	68

Total operating expenses	2,646	5,437	1,620	1,386

Operating loss	(2,050)	(4,228)	(1,589)	(1,081)
Other expense
Interest income (expense), net	93	(1,019)	—	(144)
Restructuring charge	(221)	—	—	—
Loss on sale of securities	(677)	(590)	(590)	—
Other income (expense)	—	—	—	(1)

Total other expense	(805)	(1,609)	(590)	(145)

Loss from continuing operations	(2,855)	(5,837)	(2,179)	(1,226)
Discontinued operations	(1,829)	(317)	(251)	—

Net loss	$(4,684)	$(6,154)	$(2,430)	$(1,226)

Net loss per common share—basic and fully diluted	$(3.42)	$(4.25)	$(1.73)	$(0.77)

Weighted average common shares outstanding—basic and fully diluted	1,371	1,447	1,401	1,593

See accompanying notes to the consolidated financial statements.

PATH 1 NETWORK TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(in thousands, US dollars, except for per share data)

For the year ended December 31, 2001

	Series A Convertible Preferred Stock		Common Stock Class A		Additional Paid-in Capital	Notes Receivable from Stockholders	Accumulated Comprehensive Income (Loss)	Deferred Compensation	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance at December 31, 2000	—	$—	1,364	$1	$32,302	$(114)	$228	$(3,005)	$(19,798)	$9,614
Exercise of options to purchase common stock for cash			8		65					65
Repayment of Stockholder loans						171				171
Exercise of options to purchase common stock in exchange for Stockholder notes			11		143	(143)				—
Issuance of stock options to consultants for services			—		(774)					(774)
Deferred compensation related to employee stock options					(5,235)			5,235		—
Amortization of deferred compensation					—			(2,506)		(2,506)
Modification of employee stock options					169					169
Issuance of warrants to consultants					138					138
Comprehensive loss:
Net loss for the year ended December 31, 2001									(4,684)	(4,684)
Unrealized loss on marketable securities							(844)			(844)
Net comprehensive loss										(5,528)

Balance at December 31, 2001	—	$—	1,383	$1	$26,808	$(86)	$(616)	$(276)	$(24,482)	$1,349

See accompanying notes to the consolidated financial statements.

PATH 1 NETWORK TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(in thousands, US dollars, except for per share data)

For the year ended December 31, 2002

	Series A Convertible Preferred Stock		Common Stock Class A		Additional Paid-in Capital	Notes Receivable from Stockholders	Accumulated Comprehensive Income (Loss)	Deferred Compensation	Accumulated Deficit	Common Stock to Be Issued	Total Stockholders’ Equity/ (Deficit)
	Shares	Amount	Shares	Amount
Balance at December 31, 2001			1,383	$1	$26,808	$(86)	$(616)	$(276)	$(24,482)	$—	$1,349
Exercise of options to purchase common stock for cash			8		58						58
Repayment of Stockholder loans						86					86
Issuance of stock options to consultants for services					50						50
Amortization of deferred compensation								226			226
Issuance of stock in litigation settlement			17		545						545
Issuance of stock to convertible note holders			169	1	1,108					12	1,121
Issuance of stock in disposition of Sistolic			6		61						61
Discount on notes payable					1,296						1,296
Debt conversion costs					207						207
Realized loss on marketable securities							616				616
Net loss for year ended December 31, 2002									(6,154)		(6,154)

Balance at December 31, 2002	$—	$—	1,583	$2	$30,134	$—	$—	$(50)	$(30,637)	$12	$(539)

See accompanying notes to the consolidated financial statements.

PATH 1 NETWORK TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(in thousands, US dollars, except for per share data)

For the three months ended March 31, 2003 (unaudited)

	Series A Convertible Preferred Stock		Common Stock Class A		Additional Paid-in Capital	Notes Receivable from Stockholders	Accumulated Comprehensive Income (Loss)	Deferred Compensation	Accumulated Deficit	Common Stock to be Issued	Total Stockholders’ Equity/ (Deficit)
	Shares	Dollars	Shares	Dollars
Balance at December 31, 2002	—	—	1,583	$2	$30,134	—	—	$(50)	$(30,637)	$12	$(539)
Laurus conversions (unaudited)			23	0	108						108
Debt conversion expense (unaudited)					65						65
Amortization of deferred comp (unaudited)								25			25
Amortization of consultant options (unaudited)					18						18
Note payable discount—Laurus LOC (unaudited)					23						23
Note payable discount—HPC (unaudited)					53						53
Net loss for three months ended March 31 (unaudited)									(1,226)		(1,226)

Balance at March 31, 2003	—	—	1,606	$2	$30,401	—		$(25)	$(31,863)	$12	$(1,473)

See accompanying notes to the consolidated financial statements.

PATH 1 NETWORK TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of dollars, except for per share data)

	Years Ended December 31,		Three Months Ended March 31,
	2001	2002	2002	2003
			(unaudited)	(unaudited)
Cash flows from operating activities:
Net loss	$(2,855)	$(5,837)	$(2,179)	$(1,226)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	253	461	108	68
Amortization of deferred compensation	(3,111)	276	100	43
Notes issued for salary reduction	—	33	—	—
Accretion of debt discount & debt conversion expense	—	1,124	—	172
Warrants issued for recruiting services	138	—	—	—
Restructuring charges	221	—	—	—
Loss on investment	5	590	596	—
Changes in assets and liabilities
Accounts receivable	(252)	(116)	61	100
Inventory	(78)	(315)	—	108
Other current assets	(100)	192	126	(181)
Other assets	168	(312)	—	(128)
Accounts payable and accrued liabilities	(1,547)	48	(14)	228
Accrued compensation and benefits	294	(328)	(53)	(16)
Deferred revenue	(324)	60	75	(45)

Cash used in operations	(7,189)	(4,124)	(1,180)	(877)

Cash flows from investing activities:
Sale of marketable securities	2,917	578	578	—
Purchase of Metar ADC assets	(1,099)	—	—	—
Purchase of property and equipment	(383)	(164)	(90)	(5)

Cash provided by (used in) investing activities	1,435	414	488	(5)

Cash flows from financing activities:
Issuance of common stock	65	1,785	50	108
Issuance of convertible notes	—	1,371	—	802
Cash from extinguishment of shareholder notes	171	86	86	—

Cash provided by financing activities	236	3,242	136	910

Cash flows from continuing operations	(5,518)	(468)	(556)	28
Cash flows from discontinued operations	(473)	(317)	(177)	—

Increase (decrease) in cash and cash equivalents	(5,990)	(785)	(733)	28
Cash and cash equivalents, beginning of period	7,171	1,181	1,181	396

Cash and cash equivalents, end of period	$1,181	$396	$448	$424

Supplemental cash flow disclosures:
Unrealized losses on marketable securities	$(844)	$—	$(7)	$—

Capitalized debt issuance costs in connection with beneficial conversion charges and warrants	$—	$1,373	$—	$76

Exercise of stock options for shareholder notes	$143	$—	$—	$—

Issuance of common stock in connection with Felber settlement	$—	$545	$—	$—

See accompanying notes to the consolidated financial statements.

PATH 1 NETWORK TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business Activity

Path 1 Network Technologies Inc. (the Company) was incorporated in Delaware on January 30, 1998, under the name Millennium Network Technologies, Inc. On March 16, 1998, the Company changed its name to Path 1 Network Technologies Inc.

Principles of Consolidation

The Company’s consolidated financial statements include its wholly-owned subsidiaries. All significant inter-company accounts and transactions have been eliminated.

Going Concern

In the period from January 30, 1998 (inception) through March 31, 2003, the Company incurred losses totaling $31.9 million. The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. This basis of accounting contemplates the recovery of the Company’s assets and the satisfaction of its liabilities in the normal course of conducting business. Management does not believe that the Company’s existing capital resources will enable the Company to fund operations for the next twelve months. Management’s plans are and have been to reduce costs in all areas of its operating plan until sufficient capital is raised to support growth and more substantial orders materialize; however, even with its cost reduction plan, the Company needs to raise additional funding to continue as a going concern. In the event the Company does not receive additional funding, the Company plans to: 1) further reduce costs and focus on selling existing products and services; 2) sell the Company’s assets through a merger or acquisition; or, 3) seek protection under bankruptcy. Without additional financing, the Company will be required to further delay, reduce the scope of, or eliminate one or more of its research and development projects and significantly reduce its expenditures on product deployment, and may not be able to continue as a going concern. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Interim Financial Statements

Our interim consolidated financial statements as of and for the three months ended March 31, 2002 and March 31, 2003, presented herein have been prepared by the Company without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information in footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to such rules and regulations. However, the Company believes that the disclosures are adequate to make the information presented not misleading. The consolidated financial statements reflect all adjustments (consisting of only normal recurring adjustments) which, in the opinion of management, are necessary to present fairly the consolidated financial position, results of operations and cash flows of the Company for the interim periods presented.

Management Estimates and Assumptions

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

PATH 1 NETWORK TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS    (Continued)

Cash and Cash Equivalents

Cash and cash equivalents consist of cash, money market funds, and other highly liquid investments with maturities of three months or less when purchased. The carrying value of these instruments approximates fair value.

Marketable Securities

The Company determines the appropriate classification of marketable securities at the time of purchase and reevaluates such designation as of each balance sheet date. Available-for-sale securities are stated at fair value as determined by the most recently traded price of each security at the balance sheet date. The net unrealized gains or losses on available-for-sale securities are reported as a component of comprehensive income. The specific identification method is used to compute the realized gains and losses on debt and equity securities.

Fair Value of Financial Instruments

The carrying value of cash, cash equivalents, marketable investments, inventory, accounts payable, and accrued liabilities approximates their fair value.

Property and Equipment

Property and equipment is stated at cost and depreciated over the estimated useful lives of the assets, ranging from two to five years, using the straight-line method.

Long Lived Assets

In October 2001, the FASB issued Statement of Financial Accounting Standards No. 144 (FAS 144), Accounting for the Impairment or Disposal of Long-Lived Assets. FAS 144 establishes a single model to account for impairment of assets to be held or disposed, incorporating guidelines for accounting and disclosure of discontinued operations. FAS 144 is effective for fiscal years beginning after December 15, 2001 and, generally, its provisions are to be applied prospectively.

In accordance with Statement of Financial Accounting Standards No. 144, the Company reviewed the carrying value on long-lived assets for evidence of impairment through comparison of undiscounted cash flows generated from those assets to the related carrying amounts of the assets. During the year ended December 31, 2001, the Company recorded an impairment charge of $689,000 related to the acquired technology in the Metar acquisition which is included in the caption “Loss from Discontinued Operations” in the Statement of Operations. (See Note 3, Discontinued Operations).

Income Taxes

Deferred income taxes result primarily from temporary differences between financial and tax reporting. Deferred tax assets and liabilities are determined based on the difference between the financial statement bases and the tax bases of assets and liabilities using enacted tax rates. A valuation allowance is established to reduce a deferred tax asset to the amount that is expected more likely than not to be realized.

PATH 1 NETWORK TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS    (Continued)

Revenue Recognition

Product Revenue

Revenue from product sales is recognized when title and risk of loss transfer to the customer, generally at the time the product is delivered to the customer. Revenue is deferred when customer acceptance is uncertain or when undelivered products or services are essential to the functionality of delivered products. The estimated cost of warranties is accrued at the time revenue is recognized.

Contract Service Revenue

Revenue from support or maintenance contracts, including extended warranty programs, is recognized ratably over the contractual period. Amounts invoiced to customers in excess of revenue recognized on support or maintenance contracts are recorded as deferred revenue until the revenue recognition criteria are met. Revenue on engineering design contracts, including technology development agreements, is recognized on a percentage-of-completion method, based on costs incurred to date compared to total estimated costs, subject to acceptance criteria. Billings on uncompleted contracts in excess of incurred costs and accrued profits are classified as deferred revenue.

License Revenue

Revenues from license fees are recognized when persuasive evidence of a sales arrangement exists, delivery and acceptance have occurred, the price is fixed or determinable, and collectability is reasonably assured.

Allowances for Doubtful Accounts, Returns and Discounts

We establish allowances for doubtful accounts, returns and discounts based on credit profiles of our customers, current economic trends, contractual terms and conditions and historical payment, return and discount experience, as well as for known or expected events.

Warranty Reserves

We provide a limited warranty for our products. A provision for the estimated warranty cost is recorded at the time revenue is recognized. Liabilities for the estimated future costs of repair or replacement are established and charged to cost of sales at the time the related revenue is recognized. The amount of liability to be recorded is based on management’s best estimates of future warranty costs after considering historical and projected product failure rates and product repair costs.

Research and Development Expenses

Research and development expenditures are charged to expense as incurred. The Company expenses amounts paid to obtain patents or acquire licenses, as the ultimate recoverability of the amounts paid is uncertain.

Stock Based Compensation

The Company accounts for stock-based compensation arrangements using the intrinsic value method in accordance with the provisions of Accounting Principles Board Opinion (“APB”) 25, Accounting for Stock Issued to Employees, Statement of Financial Accounting Standards (SFAS), Interpretation No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans, and SFAS Interpretation No. 38, Determining the Measurement Date for Stock Option, Purchase, and Award Plans involving Junior Stock. The

PATH 1 NETWORK TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS    (Continued)

Company also complies with the disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation.

The Company accounts for equity instruments issued to non-employees using the fair value method in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Issue No. 96-18, Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure.” This statement amends FASB Statement No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, the statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company has made the required disclosure in the quarter ended March 31, 2003.

Equity instruments issued to non-employees that are fully vested and non-forfeitable are measured at fair value at the issuance date and expensed in the period over which the benefit is expected to be received. Equity instruments issued to non-employees which are either unvested or forfeitable, for which counter-party performance is required for the equity instrument to be earned, are measured initially at the fair value and subsequently adjusted for changes in fair value until the earlier of: 1) the date at which a commitment for performance by the counter-party to earn the equity instrument is reached; or, 2) the date on which the counter-party’s performance is complete.

The Company recorded a $253,000 non-cash charge related to stock-based compensation in 2002 and a non-cash benefit of $3.1 million in 2001.

See also, new accounting disclosure for SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure,” further in Note 1.

Reverse Stock Split

All common share amounts, equivalent common share amounts and per share amounts have been adjusted retroactively to give effect to a one-for-six reverse stock split, which was approved by our Board of Directors on May 29, 2003, and became effective on July 23, 2003.

Net Loss Per Share

Basic and diluted net loss per share has been computed in accordance with SFAS No. 128, Earnings Per Share, using the weighted-average number of shares of common stock outstanding during the period including any dilutive common stock equivalents. Common stock equivalents for the twelve months ended December 31, 2001 and 2002, consisting of options outstanding to purchase approximately 712,500 and 693,167 shares of common stock, respectively, were not included in the calculation of diluted earnings per share because of the anti-dilutive effect.

Pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 98, common shares, if any, issued in each of the periods presented for nominal consideration would be included in the per share calculations as if they were outstanding for all periods presented. No such shares have been issued.

New Accounting Standards

In June 2001, FASB issued SFAS No. 141, Business Combinations and No. 142, Goodwill and Other Intangible Assets. Under the new rules, goodwill and indefinite lived intangible assets are no longer amortized but are reviewed annually for impairment. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. The amortization provisions of SFAS No. 142 apply to goodwill and intangible assets acquired after June 30, 2001. As the Company did not have any goodwill on its

PATH 1 NETWORK TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS    (Continued)

consolidated balance sheet, the adoption of SFAS No. 142 did not have a material impact on the Company’s consolidated financial statements.

In October 2001, the FASB issued Statement of Financial Accounting Standards No. 144 (FAS 144), Accounting for the Impairment or Disposal of Long-Lived Assets. FAS 144 establishes a single model to account for impairment of assets to be held or disposed, incorporating guidelines for accounting and disclosure of discontinued operations. FAS 144 is effective for fiscal years beginning after December 15, 2001 and, generally, its provisions are to be applied prospectively. In 2001, management re-evaluated its investment in acquired technology, namely Sistolic, and recorded an impairment charge of $689,000 during the year ended December 31, 2001.

In April 2002, the FASB issued SFAS No. 145 (“SFAS 145”) Rescission of SFAS No. 4, 44 and 64, Amendment of SFAS No. 13, and Technical Corrections. SFAS No. 145 rescinds SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt, SFAS No. 44, Accounting for Intangible Assets of Motor Carriers, and SFAS No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. SFAS requires, among other things, (i) that the modification of a lease that results in a change of the classification of the lease from capital to operating under the provisions of SFAS No. 13 be accounted for as a sale-leaseback transaction, and (ii) the reporting of gains or losses from the early extinguishment of debt as extraordinary items only if they met the criteria of Accounting Principles Board Opinion No. 30 (“APB No. 30”), Reporting the Results of Operations. The amendment of SFAS No. 13 is effective for transactions occurring on or after May 15, 2002. Although the rescission of SFAS No. 4 is effective January 1, 2003, the FASB has encouraged early application of the provisions of SFAS No. 145. Management has assessed the impact of this interpretation and believes it has no material effect on the Company’s financial position, results of operations, or cash flows.

In July 2002, the FASB issued Statement of Financial Accounting Standard No. 146 (“SFAS No. 146”), Accounting for Costs Associated with Exit or Disposal Activities (effective January 1, 2003). SFAS No. 146 replaces current accounting literature and requires the recognition of costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Management has assessed the impact of this interpretation and believes it has no material effect on the Company’s financial position, results of operations, or cash flows.

In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” This interpretation addresses the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. This interpretation also clarifies the requirements related to the recognition of a liability by a guarantor at the inception of a guarantee for the obligations that the guarantor has undertaken in issuing that guarantee. Management has assessed the impact of this interpretation and believes it has no material effect on the Company’s financial position, results of operations, or cash flows.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure. This statement amends FASB Statement No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, the statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company has adopted this statement for the period ended March 31, 2003.

PATH 1 NETWORK TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS    (Continued)

The following table summarizes the impact on the Company’s consolidated net loss had compensation cost been determined based upon the fair value at the grant date for awards under the stock option plans consistent with the methodology prescribed under SFAS No. 123 (in thousands, except per share data):

	Three Months Ended March 31,
	2002 (unaudited)	2003 (unaudited)
Net loss, as reported	$(2,430)	$(1,226)
Plus: Stock-based employee compensation	(42)	(76)

Pro forma net loss	$(2,472)	$(1,301)

Basic and diluted loss per share:
As reported	$(1.74)	$(0.78)

Pro forma	$(1.74)	$(0.84)

In January 2003, the FASB issued FASB Interpretation No. 46. “Consolidation of Variable Interest Entities.” This interpretation clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statement,” to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. It further clarifies whether an entity shall be subject to consolidation according to the provisions of this interpretation, if by design, certain conditions exist. Management is assessing the impact of this interpretation.

Reclassifications

Certain reclassifications have been made to prior period financial statements to conform to current year presentation.

2. RESTRUCTURING CHARGES

During the year ended December 31, 2001, the Company recorded restructuring charges totaling $221,000, primarily due to severance costs related to a workforce reduction and subsidy costs related to subletting certain excess office space. The Company implemented the restructuring plan as a result of the completion of a certain third party funded development project and as a measure to improve its overhead cost structure.

The workforce reduction resulted in the involuntary termination of six employees, of which four were from the Company’s engineering research and development staff and two were from the Company’s management and administrative staff. The total charge recognized by the Company for the involuntary termination was approximately $93,000, of which approximately $81,000 had been paid prior to the end of the year.

3. DISCONTINUED OPERATIONS

In March 2002, a large semiconductor company with whom the Company entered into a non-exclusive licensing agreement and an engineering services agreement in December 2001 informed the Company that it was terminating their agreements. The Company was in a payment dispute with this customer. As a result of this action, the Company decided to dispose of its Sistolic business unit. On April 3, 2002, the Company disposed of the assets of this business unit back to Metar ADC SRL, the Company’s former Romanian subsidiary, in exchange for the elimination of the remaining obligations by the Company to Metar ADC SRL and its affiliates,

PATH 1 NETWORK TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS    (Continued)

including the payable of $686,000, the return of all stock options granted to an Executive and the Romanian employees, and a confirmation that performance criteria specified in such Executive’s employment agreement related to a potential $4 million bonus were never met by him. The Company also received a limited use license to the business unit’s intellectual property. Metar ADC SRL also received 5,833 shares of our common stock. The Executive resigned on March 27, 2002, as an officer of the Company in anticipation of this transaction.

The loss on disposal related to the Sistolic business unit for the years ended December 31, 2001 and 2002 have been included in discontinued operations. We recorded a loss of $317,000 from discontinued operations for the year ended December 31, 2002. Our loss from discontinued operations for the year ended December 31, 2001 was $1,829,000.

The pro-forma financial information presented below is the unaudited consolidated statements of operations based on the assumption that the Company had not acquired the subsidiary in February 2001.

CONDENSED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

Year Ended December 31, 2001

(in thousands, except per share amounts)

(unaudited)

	Consolidated	Sistolic	Pro forma Adjustments	Pro forma w/o Sistolic
	(audited)	(unaudited)	(unaudited)	(unaudited)
Revenues	$2,219	$250		$1,969
Cost of revenues	1,583	210		1,373

Gross profit	636	40		596
Operating expenses	4,515	1,869	(a)$ (97)	2,549

Operating loss	(3,879)	(1,829)		(1,953)
Other expense	(805)	—	(b)$ 101	(704)

Net loss	$(4,684)	$(1,829)		$(2,657)

(a)	Administrative costs associated with additional personnel that would not otherwise have been needed
(b)	Interest expense related to the acquisition

CONDENSED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

Year Ended December 31, 2002

(in thousands, except per share amounts)

(unaudited)

	Consolidated	Sistolic	Pro forma Adjustments	Pro forma w/o Sistolic
	(audited)	(unaudited)	(unaudited)	(unaudited)
Revenues	$2,722	$—		$2,722
Cost of revenues	1,513	—		1,513

Gross profit	1,209	—		1,209
Operating expenses	5,754	317	(a) $ (57)	5,380

Operating loss	(4,545)	(317)		(4,171)
Other expense	(1,609)	—		(1,609)

Net loss	$(6,154)	$(317)		$(5,780)

(a)	Administrative costs incurred from disposal

PATH 1 NETWORK TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS    (Continued)

4. COMPOSITION OF CERTAIN BALANCE SHEET CAPTIONS

	December 31,
	2001	2002
	(in thousands of dollars)
Other current assets:
Prepaid expenses and other	$55	$15
Receivable from escrow	152	—

	$207	$15

	December 31,
	2001	2002
	(in thousands of dollars)
Property and equipment:
Computer equipment	$374	$394
Test equipment	357	390
Furniture and fixtures	57	66

	788	850
Less accumulated depreciation	(423)	(630)

	$365	$220

Depreciation expense for the Company’s property and equipment totaled $253,000 and $236,000, for the years ended December 31, 2001 and 2002.

	December 31,
	2001	2002
	(in thousands of dollars)
Accounts payable and other accrued liabilities:
Accounts payable	$122	$722
Reserve for litigation	446	—
Other	330	208

	$898	$930

5. MARKETABLE SECURITIES

Marketable securities available for sale consist primarily of corporate stock and corporate debt securities. The Company held no marketable securities at December 31, 2002. The costs and estimated fair market value of marketable securities as of December 31, 2001, are as follows (in thousands of dollars):

	Gross Amortized Cost	Gross Unrealized Gains	Estimated Unrealized Losses	Fair Value
Equity securities	$1,168	$0	$616	$552

	$1,168	$0	$616	$552

PATH 1 NETWORK TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS    (Continued)

At December 31, 2001, the Company had investments in equity securities and corporate debt securities of approximately $552,000 available for sale. The Company used the specific identification method in determining cost on these investments. For the year ended December 31, 2001, the Company had gross realized gains and losses from the sale of securities of $696,000 and $19,000, respectively. In January 2002, the Company sold its equity securities for a net loss of $590,000.

6. NOTES PAYABLE

In 2002, the Company received approximately $1,031,000 from a private placement of convertible notes with European investors (the “Euro notes”) who were existing Company stockholders. The notes carry a 4% annual coupon, paid quarterly in cash or stock, at our discretion, and are convertible for a one-year conversion term at a price of $7.20 per share. In addition, upon conversion, the note holder will be issued warrants equal to the number of shares to be issued.

Because the Euro notes’ conversion price was below the trading market price of stock on the day the Euro notes were issued, this resulted in an embedded, beneficial conversion element. As a result, we recorded a debt discount of $301,000 and this sum is being accreted over the life of the debt or sooner in the event of conversion. Through March 31, 2003, approximately 76% of the note holders converted their notes into the Company’s common stock. Upon conversion, the Company expensed warrants to purchase 112,442 shares of common stock at $9.60 per share for $293,000. The warrants are fully vested and expire in June 2007. In 2002, we recorded non-cash interest expense of $573,000 relating to amortization of debt discount and issuance of common stock warrants related to the Euro notes.

During 2002, the Company issued two convertible notes to The Laurus Master Fund (“Laurus”). In May 2002, we issued Laurus a 12%, 15-month convertible note in the principal amount of $1,250,000. The note is convertible at a price of $8.40 per share. The Company secured a three-month deferral of principal and interest under the note. In connection with the issuance of the 12% convertible note in May 2002, we issued to Laurus warrants to purchase 20,833 shares of common stock at $10.08 per share. The warrants are fully vested and expire on May 2009.

On November 7, 2002, we issued Laurus a 12% convertible note in the principal amount of $300,000. The note is convertible at a price of $5.10 per share and is payable on a monthly basis over 18 months. In connection with the issuance of the 12% convertible note in November 2002, the Company issued warrants to purchase 12,500 shares of common stock at $5.10 per share.

Because the Laurus notes’ conversion prices were below the trading market prices of the Company’s stock on the dates of issue, this resulted in an embedded beneficial conversion element. We recorded a debt discount of $779,000 and this will be accreted over the life of the debt or sooner in the event of conversion. In 2002, we recorded non-cash interest expense of $421,000 relating to the accretion of debt discount and conversions related to the Laurus notes. The price at which these Laurus notes convert into our stock generally varies monthly in proportion to the price of our stock at the time of conversion, and is based generally on a trailing market price.

As part of the November 7, 2002, convertible note transaction, the Company also repriced the conversion price of the May 2002 convertible note and the 20,833 warrants (which had been purchased by the same investor) to $5.10 per share. The term of the May 2002 note was extended to May 7, 2004. The repricing resulted in a non-cash charge of $130,000 in the fourth quarter ended December 31, 2002 related to debt conversion expense. The Company will incur additional non-cash debt conversion expense in the future upon the conversion of both notes.

PATH 1 NETWORK TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS    (Continued)

On February 14, 2003, the Company entered into a $1 million revolving line of credit with Laurus. This revolving line of credit (“the LOC”) is secured by the Company’s accounts receivables and other assets, and the Company has the ability to draw down advances under the LOC subject to limits. Under the terms of the LOC, Laurus can convert advances made to the Company into common stock at a fixed conversion price of $6.78 per share. In connection with the LOC, the Company issued warrants to purchase 12,500 shares of the Company’s Common Stock at $6.78 per share. The Company borrowed a $300,000 advance under the LOC. The Company recorded a non-cash debt discount of $23,000 in its quarter ended March 31, 2003.

On March 28, 2003, the Company signed a securities purchase agreement under which the Company can raise up to $1.5 million through the issuance of 7% convertible notes with a fixed conversion price of $3.90 per share. In connection with notes issued under this Agreement, the Company issued a warrant to purchase up to 96,153 shares of the Company’s common stock at $6.00 per share. Pursuant to this Agreement, on March 28, 2003, the Company issued to Palisades Master Fund L.P. (“Palisades”) a note in the amount of $500,000, together with a warrant to purchase up to 32,051 shares of the Company’s common stock. Because the conversion price of this note was below the market price of our stock on the date the note was issued, this resulted in an embedded beneficial conversion element. We recorded a non-cash debt discount of $53,000 related to this note in our quarter ended March 31, 2003. See Note 14 “Subsequent Events.”

The Company’s notes payable is as follows (in thousands of dollars):

Short-term notes payable consist of the following at:

	December 31, 2002	March 31, 2003
		(unaudited)
European investors (less unamortized debt discount of $22,000 and $5,000 at December 31, 2002 and March 31, 2003, respectively) (1)	$231	$361
Laurus Master Fund Ltd. (less unamortized debt discount of $281,000 and $235,000 at December 31, 2002 and March 31, 2003, respectively) (2)	632	678
Laurus Master Fund Ltd. (less unamortized debt discount of $23,000) (3)	—	277

	$863	$1,316

(1)	Notes payable to European investors bear interest at 4.0% and are convertible into the Company’s stock at a rate of $7.20 per share.
(2)	These notes bear interest at 12.0% and are convertible into the Company’s common stock at a variable rate not to exceed $5.10 per share.
(3)	This note is a $1 million A/R secured revolving line of credit expiring in February, 2006 that bears interest at Prime + 1.75%, and drawn-down amounts are convertible into the Company’s stock at a rate of $6.78 per share.

PATH 1 NETWORK TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS    (Continued)

Long-term notes payable consist of the following at:

	December 31, 2002	March 31, 2003
		(unaudited)
4% Euro notes due May 2003 (less unamortized debt discount of $22,000, convertible into 32,099 shares of common stock at December 31, 2002; and less unamortized debt discount of $5,000 and convertible into 32,098 shares of common stock at March 31, 2003)	$231	$361
12% Laurus Master Funds notes due May, 2004 (less unamortized debt discount of $358,000, convertible into a minimum of 155,604 shares of common stock at December 31, 2002; and less unamortized debt discount of $268,000, convertible into a minimum of 155,604 shares of common stock at March 31, 2003)	793	772
Laurus Master Funds $1 million line of credit (less unamortized debt discount $23,000, convertible into 44,248 shares of common stock)	—	277
7% Palisades notes due March 2005 (less unamortized debt discount of $53,000, convertible into 128,205 shares of common stock)	—	447
Less: Current maturities included in current liabilities	(863)	(1,316)

	$161	$541

Maturities of long-term debt are as follows:

	December 31, 2002	March 31, 2003
		(unaudited)
2003	$1,171	$1,064
2004	233	642
2005		500

	$1,404	$2,206

7. COMMITMENTS

The Company leases its office facilities and certain office equipment under operating lease agreements that expire at various times. The office lease expires in April 2005. The office lease is payable in monthly installments of approximately $19,000. Rent expense totaled $288,000 for the year ended December 31, 2001, and $155,000 for the year ended December 31, 2002.

Annual future minimum lease obligations for operating leases as of December 31, 2002 are as follows (in thousands of dollars):

Year Ended December 31,	Amount
2003	$180
2004	189
2005	64

$433

PATH 1 NETWORK TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS    (Continued)

8. STOCKHOLDERS’ EQUITY

In April 1999, the Company amended its Certificate of Incorporation to authorize 10,000,000 shares of Class B Common Stock with a par value of $0.001 per share and reclassify the Company’s existing common stock as Class A Common Stock, bringing the Company’s authorized common stock to 20 million shares.

In October 2001, the Company effected its “option revision program” pursuant to which all outstanding options to purchase Class B Common Stock were surrendered at the election of the holders in exchange for new options to purchase shares of Class A Common Stock under the 2000 Stock Option/Stock Issuance Plan which new options have identical material provisions (e.g. exercise price and vesting schedule) to the surrendered Class B Common Stock options.

On December 31, 2001, the Company’s stockholders voted to amend our Articles of Incorporation to increase the Company’s authorized Common Stock to 40 million shares, and to reclassify our Class A Common Stock as Common Stock. As of December 31, 2002, the Company is authorized to issue 40 million Common shares, par value $.001 per share. (See Note 6, Notes Payable).

Preferred Stock

On December 31, 2001, our stockholders voted to amend our Articles of Incorporation to authorize the Company to issue Preferred Stock. The Company was authorized to issue 10 million preferred shares, par value $.001 per share. As of December 31, 2002, the Company was authorized to issue 10 million Preferred shares, $.001 par value per share. No such shares were issued and outstanding as of December 31, 2002.

Private Placement Offerings

In April 1999, the Company completed a private placement offering under which it sold 69,916 shares of common stock at $24.00 per share to accredited investors, resulting in net cash proceeds totaling approximately $1.6 million. In connection with the offering, the Company granted options for the purchase of 3,495 shares of Class A common stock with an exercise price of $24.00 per share through May 2009, to brokers as payment for finders fees and incurred other offering related expenses of $82,000.

In December 1999, the Company completed a private placement offering under which it sold 21,133 shares of common stock at $48.00 per share to accredited investors, resulting in net cash proceeds totaling approximately $962,000. These shares were purchased in an arms length transaction by private and institutional investors, none of whom had a significant beneficial interest before the placement. Further, none of these investors are affiliates of the Company. These shares were also subject to resale restrictions for one year as they were purchased in a private transaction. The cash proceeds of $48.00 per share were the highest price the Company was able to negotiate and still attract the funds. The resulting discount in price from the average price of OTC-Bulletin Board transactions for the period represents the associated discount for the resale restriction and the block of stock being offered. In connection with the offering, the Company granted options to purchase of 1,041 shares of Class A common stock with an exercise price of $48.00 per share through December 2006, to brokers as payment for finders fees and incurred other offering related expenses of $52,000.

Between January 1, 2000, and May 31, 2000, the Company sold 100,000 shares of Class A Common Stock at $48.00 per share to accredited investors pursuant to a private placement offering that commenced in 1999, resulting in net cash proceeds totaling approximately $4.4 million. In connection with the offering, the Company granted options to purchase 5,000 shares of Class A Common Stock at an exercise price of $48.00 per share through February 2007 as payment for finder’s fees, and incurred other offering expenses of $379,000.

PATH 1 NETWORK TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS    (Continued)

1999 Stock Option/Stock Issuance Plan

On August 3, 1999, the Company adopted the 1999 Stock Option/Stock Issuance Plan (the “1999 Plan”) that provides for the grant of incentive and non-statutory stock options for the purchase of Class B Common Stock to employees, directors or consultants of the Company. The 1999 Plan, as amended, authorizes the Company to issue up to 583,333 shares of Class B common stock. The 1999 Plan provides that incentive stock options will be granted at no less than the fair value of the Company’s Class B common stock as determined by the Board of Directors at the date of the grant. The options generally vest and become exercisable either immediately or over one to four years. Generally, any unvested shares underlying unexercised options will be canceled in the event of termination of employment or engagement. Options expire no more than ten years after the date of grant, or earlier if the employment terminates or as determined by the Board of Directors.

In October 2001, the Company effected its “option exchange program” pursuant to which all outstanding options to purchase Class B Common Stock were surrendered at the election of the holders in exchange for new options to purchase shares of Class A Common Stock under the 2000 Stock Option/Stock Issuance Plan, thus effectively eliminating the 1999 Stock Option/Stock Issuance Plan.

2000 Stock Option/Stock Issuance Plan

Prior to the adoption of the 1999 Plan and outside of any existing stock option plan, the Company granted non-statutory stock options for the purchase of Class A Common Stock to employees, directors or consultants of the Company. On August 21, 2000, the Company adopted the 2000 Stock Option/Stock Issuance Plan (the “2000 Plan”) that provides for the grant of incentive and non-statutory stock options for the purchase of Class A Common Stock to employees, directors or consultants of the Company. The 2000 Plan, as approved by the Board, authorizes the Company to issue up to 710,000 shares of Class A Common Stock (now known as “Common Stock”). The options generally vest and become exercisable either immediately or over one to four years. Options expire no more than ten years after the date of grant, or earlier if the employment terminates or as determined by the Board of Directors.

The following table summarizes all options outstanding and exercisable as of December 31, 2002, (in thousands of US dollars, except year and per share data):

	Outstanding			Exercisable
Exercise Price Range	Options	Weighted-Avg. Remaining Contractual Life in Years	Weighted- Avg. Exercise Price	Options	Weighted- Avg. Exercise Price
$ 0–$ 7.50	156	4.58	$4.86	112	$4.32
$ 7.56–$12.00	141	5.79	$9.36	69	$10.50
$12.06–$24.90	127	5.92	$22.44	45	$20.82
$24.96–$48.00	269	4.63	$27.84	198	$27.18

	693	5.09	$17.88	424	$17.82

PATH 1 NETWORK TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS    (Continued)

The following stock option activity includes the 1999 Plan and 2000 Plan as well as 89,953 options issued outside of the Plans. All stock option transactions are summarized as follows (in thousands of dollars, except per share data):

	Options	Weighted-Avg. Exercise Price
Outstanding at January 1, 1999	134	$3.96
Granted	104	$13.20
Forfeited	(35)	$12.00
Exercised	—	—

Outstanding at December 31, 1999	203	$7.32
Granted	433	$26.52
Forfeited	(42)	$26.10
Exercised	(35)	$3.60

Outstanding at December 31, 2000	559	$20.94
Granted	722	$25.56
Forfeited	(549)	$25.92
Exercised	(19)	$5.52

Outstanding at December 31, 2001	713	$23.34
Granted	266	$10.74
Forfeited	(277)	$25.62
Exercised	(9)	$6.78

Outstanding at December 31, 2002	693	$17.88

Exercisable at December 31, 2002	424	$17.82

Stock Based Compensation

During the twelve months ended December 31, 2002, the Company granted approximately 265,458 stock options to employees and consultants with vesting periods ranging from immediate to four years. In October 2001, all options to purchase shares of Class B Common Stock were exchanged for options to purchase the corresponding amount of shares of Class A Common Stock. The conversion of the Class B common stock options to Class A common stock options caused the final measurement date for all Class B options issued to employees and all Class B vested options issued to consultants. During the year ended December 31, 2001, the Company recaptured previously recorded stock-based compensation expense of approximately $3.1 million related to the final measurement of Class B options and previously recorded deferred compensation associated with Class A options outstanding to employees and consultants.

The Company has adopted the disclosure-only provision of SFAS No. 123, Accounting for Stock Based Compensation. Accordingly, no compensation expense has been recognized for the stock options issued to employees or directors in accordance with SFAS No. 123. If compensation expense had been determined consistent with SFAS No. 123, as compared to the intrinsic method in accordance with APB 25, the Company’s net loss would have been changed to the following pro forma amounts (in thousands of dollars except per share data):

	2001	2002
Net loss; as reported	$(4,684)	$(6,154)
Net loss; pro forma	$(6,310)	$(6,328)
Net loss per share; as reported	$(3.42)	$(4.26)
Net loss per share; pro forma	$(4.62)	$(4.38)

PATH 1 NETWORK TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS    (Continued)

The effects are not likely to be representative of the effects on pro forma net income or loss in future years.

The fair value of options granted in 2001 and 2002 are estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions: expected life of three to four years; expected dividend yield of zero percent; expected volatility of 100 percent for 2001; and 86.1 percent for 2002; and a risk-free interest rate of six percent for 2001 and 2002.

See Note 1 for pro forma disclosure of March 31, 2002 and 2003 stock compensation expense.

Common Shares Reserved for Future Issuance

At December 31, 2002, common shares reserved for future issuance under the 2000 Plan and non-Plan outstanding stock options consist of the following (in thousands):

	2001	2002
Stock options issued and outstanding	713	693
Shares reserved for future issuance	100	104
Common stock warrants	4	150

Total reserved	817	947

9. INCOME TAXES

Significant components of the Company’s deferred tax assets are shown below. A valuation allowance of approximately $11,815,000 has been recognized at December 31, 2002 to offset the deferred tax assets as realization of such assets is uncertain (in thousand of dollars):

	2001	2002
Deferred tax assets:
Net operating loss carryforwards	$7,922	$9,737
Research and development credits carryforwards	953	927
Deferred compensation	393	482
Capital loss carryforward	0	516
Other, net	80	153

Total deferred tax assets	9,348	11,815
Valuation allowance	(9,348)	(11,815)

Net deferred tax assets	$—	$—

At December 31, 2002, the Company has federal and California net operating loss carryforwards of approximately $23,000,000 and $18,200,000, respectively. The federal and California tax loss carryforwards will begin expiring in 2019 and 2009, respectively, unless previously utilized. The Company also has federal and California research tax credit carryforwards of approximately $580,000 and $533,000, respectively, which will begin to expire in 2019 unless previously utilized. The Company’s capital loss carryforwards of approximately $1,300,000 will begin to expire in 2006.

Pursuant to Internal Revenue Code Sections 382 and 383, the annual use of the Company’s net operating loss, and research tax credits, and capital loss carryforwards may be limited in the event of a cumulative change in ownership of more than 50% which occurs within a three year period.

PATH 1 NETWORK TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS    (Continued)

10. EMPLOYEE BENEFITS

In November 2000, the Company adopted a voluntary deferred compensation plan under Section 401(k) of the Internal Revenue Code of 1986, as amended. Employees who are at least 21 years of age are eligible to participate in the plan. Under the terms of the plan, the Company can match thirty percent of an employee’s contribution, up to six percent of his or her annual salary. The Company made matching contributions of $32,000 to participating plan employees in 2001, and $3,847 for the period January 1, 2002, to March 29, 2002, when the Company ceased making matching contributions.

11. METAR ACQUISITION

In October 2000, the Company agreed to purchase the assets of Metar ADC, a Bucharest, Romania-based integrated circuit design company from Metar SRL. In February 2001, the Company concluded the purchase of assets of Metar ADC. Under the terms of the purchase agreement, the Company is to pay $2 million in cash for the assets of Metar ADC. The first $1 million was paid in February 2001. The second $1 million is payable over a three-year period on the anniversary date of technology acceptance as follows: $150,000 in year one, $250,000 in year two and $600,000 in year three. In October 2001, the Company paid the scheduled payment of $150,000. As of December 31, 2001, the Company had accrued the present value of the future payments of $686,000 as acquisition payable. The acquisition payable is included in the liabilities from discontinued operations.

12. SEGMENTS

Reportable Operating Segments

For the purpose of applying Statement of Financial Accounting Standards (SFAS) No. 131, management determined that it has one operating segment in 2002 following the disposal of the Sistolic business.

The reportable segments at December 31, 2001 are as follows.

Revenue, Operating Expenses and Net Loss	Year Ended December 31, 2001
	Revenue	Expenses	Net loss
	(in Thousands of Dollars)
Video Solutions	$1,969	$2,261	$(292)
Sistolic	250	1,390	(1,140)
Corporate	—	3,252	(3,252)

	$2,219	$6,903	$(4,684)

Net Identifiable Fixed Assets:	December 31, 2001
(In Thousands of Dollars)
Video Solutions	$324
Sistolic	117
Corporate	41

$482

PATH 1 NETWORK TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS    (Continued)

13. SUMMARY OF QUARTERLY RESULTS OF OPERATIONS (UNAUDITED, IN THOUSANDS OF DOLLARS, EXCEPT FOR SHARE DATA)

	1st	2nd	3rd	4th
2001
Income (Loss) From Continuing Operations	$(2,572)	$1,469	$138	$(1,890)
Income (Loss) From Discontinued Operations	$(983)	$(607)	$(373)	$134
Net Income (Loss)	$(3,555)	$862	$(235)	$(1,756)
Basic and Diluted Income (Loss) Per Share	$(2.58)	$0.66	$(0.18)	$(1.26)
Net income (loss) per common share from continuing operations	$(1.86)	$1.08	$0.12	$(1.38)
Net income (loss) per common share from discontinued operations	$(0.72)	$(0.42)	$(0.30)	$0.12
Weighted Average Shares Used In Calculation	1,365	1,359	1,371	1,374

2002
Loss From Continuing Operations	$(2,179)	$(1,477)	$(1,297)	$(884)
Loss From Discontinued Operations	$(251)	$(66)	$—	$—
Net Loss	$(2,430)	$(1,543)	$(1,297)	$(884)
Basic and Diluted Loss Per Share	$(1.74)	$(1.08)	$(0.90)	$(0.60)
Net loss per common share from continuing operations	$(1.56)	$(1.02)	$(0.90)	$(0.60)
Net loss per common share from discontinued operations	$(0.18)	$(0.06)	$—	$—
Weighted Average Shares Used In Calculation	1,403	1,406	1,434	1,542

14. SUBSEQUENT EVENTS (unaudited)

Pursuant to the March 28, 2003, securities purchase agreement under which the Company can raise up to $1.5 million through the issuance of 7% convertible notes with a fixed conversion price of $3.90 per share, on April 4, 2003, the Company issued in favor of Crescent International Ltd. a note in the amount of $500,000, together with a warrant to purchase up to 32,051 shares of the Company’s common stock. Because the conversion price of this note was below the market price of our stock on the date the note was issued, this resulted in an embedded beneficial conversion element. We will record a non-cash debt discount related to this note in our quarter ending June 30, 2003.

On May 15, 2003, the Company completed the remaining $500,000 round on its $1.5 million, 7% convertible notes financing pursuant to the March 28, 2003 securities purchase agreement. In this remaining round, the Company issued a total of $500,000, 7% convertible notes in favor of Palisades Master Fund, L.P., Crescent International, Ltd, Alpha Capital AG and Barucha, Ltd., together with warrants to purchase up to a total of 32,051 shares of the Company’s common stock. Because the conversion prices of these notes were below the market price of our stock on the date the notes were issued, this resulted in an embedded beneficial conversion element. We will record a non-cash debt discount related to these notes in our quarter ending June 30, 2003.

On May 21, 2003, we entered into a securities purchase agreement with certain holders (the “Holders”) of our outstanding promissory notes. In connection with this Agreement, the Holders exchanged their promissory notes for new 7% convertible notes in an aggregate principal amount of $228,497 with a fixed conversion price of $3.90 per share. In addition, we issued warrants to purchase up to an aggregate of 14,647 shares of our common stock at $6.00 per share. Because the conversion prices of these notes were below the market price of our stock on the date the notes were issued, this resulted in an embedded beneficial conversion element. We will record a non-cash debt discount related to these notes in our quarter ending June 30, 2003.

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No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

1,250,000 Units

Path 1 Network Technologies Inc.